As confidentially submitted to the Securities and Exchange Commission on April 15, 2025.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VIA TRANSPORTATION, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	45-5372621
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
114 5th Ave, 17th Floor
New York, NY 10011
(917) 877-0915
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel Ramot
Chief Executive Officer
Clara Fain
Chief Financial Officer
Via Transportation, Inc.
114 5th Ave, 17th Floor
New York, NY 10011
(917) 877-0915
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Dzierniejko Yossi Vebman Jeremy Winter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Erin H. Abrams Chief Legal Officer Via Transportation, Inc. 114 5th Ave, 17th Floor New York, NY 10011 (917) 877-0915	Marc D. Jaffe Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated                 , 2025
            Shares
VIA TRANSPORTATION, INC.
Class A Common Stock

This is the initial public offering of shares of Class A common stock of Via Transportation, Inc. We are offering                shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We expect the public offering price to be between $                 and $                 per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “VIA.”
We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock entitles the holder to one vote. Each share of Class B common stock entitles the holder to                votes and is convertible, at the option of the holder, into one share of Class A common stock. Each share of Class C common stock entitles the holder to no voting rights and will convert into one share of Class A common stock following the conversion of all outstanding shares of Class B common stock into shares of Class A common stock.
All shares of Class B common stock will be owned by our Chairman and Chief Executive Officer, Daniel Ramot. Mr. Ramot will hold approximately        % of the voting power of our outstanding capital stock upon the completion of this offering, which voting power may increase over time as certain equity awards held by Mr. Ramot vest and are exercised and exchanged for shares of Class B common stock. If all such equity awards held by Mr. Ramot had been vested, exercised, and exchanged for shares of Class B common stock as of the date of the completion of this offering, Mr. Ramot would hold         % of the voting power of our outstanding capital stock. See “Description of Capital Stock.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
_______________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                 shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver shares of our Class A common stock against payment in New York, New York on                    , 2025.

Goldman Sachs & Co. LLC	Morgan Stanley	Allen & Company LLC	Wells Fargo Securities
Prospectus dated                 , 2025

Through and including                , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that has been prepared on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Our business, financial condition, and results of operations may have changed since that date.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States. See “Underwriting.”
i

ABOUT THIS PROSPECTUS
Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on sources including industry publications and surveys, industry reports prepared by consultants, internal surveys, and customer feedback. The market, economic and industry data have primarily been derived and extrapolated from various sources including commissioned studies, reports and publicly available data from the Federal Transit Administration’s National Transit Database (“NTD Reporting”), the American Public Transportation Association (“APTA”), and Boston Consulting Group (“BCG”). Certain statistics, data, and other information relating to markets, market sizes, market shares, market positions, and other industry data pertaining to the Company’s business and markets in this prospectus are based upon multiple third party sources, including but not limited to, NTD Reporting, APTA, and services commissioned by us from BCG (together, the “Third Party Market Data”).
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
ii

TRADEMARKS, SERVICE MARKS, AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks, and tradenames, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, service marks and tradenames which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, ™, or ℠ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks, service marks and tradenames.
iii

PROSPECTUS SUMMARY
This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Via,” and similar terms refer to Via Transportation, Inc. and its consolidated subsidiaries.
Overview
Via transforms antiquated and siloed public transportation systems into smart, data-driven, and efficient digital networks.
We are addressing a striking gap in the $545 billion global public transportation market. While billions of people across the globe rely on public transportation, this critical form of mobility has yet to meaningfully benefit from recent advances in technology. Buses still follow fixed routes and schedules planned years, if not decades ago, regardless of actual demand for their service. We can track our pizza from the moment it leaves the oven, but parents of more than 25 million children in the United States have no way of knowing when their child’s school bus will arrive. Some of our most vulnerable citizens, who depend on paratransit to access critical medical care, have no alternative to cumbersome phone reservations that must be made a day or more in advance.
Government agencies and private organizations responsible for providing public transportation operate in a complex and demanding environment. They must maintain reliable and affordable service in the face of continuously changing and difficult to predict traffic and ridership patterns. The industry has historically had no option but to rely on fragmented technology systems with limited functional flexibility, aging infrastructure, and poor end-user experience. Rising operating costs and labor shortages have placed a growing strain on budgets.
Via’s unified platform of cutting-edge software and technology-enabled services replaces fragmented legacy systems and consolidates operations across silos. When our customers adopt our platform, they can leapfrog years of technology neglect and drive meaningful efficiencies in their operations. Public transportation is deeply local in nature; our highly-configurable vertical stack supports the broad and diverse localization requirements of our customers. The use of machine learning and AI is intrinsic to our platform and underlies continuous improvement in the performance of our software. We offer a curated suite of technology-enabled services that enable customers to more easily adopt our software and benefit from lower-cost operations. In turn, the passengers who live in the communities we serve benefit from an improved rider experience and greater access to opportunity.
Our journey to pioneer this category began over a decade ago. We were driven by a simple mission: to create public transportation systems that provide far greater access to jobs, healthcare, and education. Our vision was to reimagine public transit, from a static system of predetermined routes and schedules, to a dynamic network where routes are determined in real time based on passenger demand and data. In 2013, we launched in New York City what was, to our knowledge, the world’s first two-sided marketplace for on-demand shared rides in order to demonstrate the efficacy of this new mode of transportation and begin to build a rich foundation of data to power our algorithms. Out of this marketplace grew a platform so compelling that today it is utilized by hundreds of cities across more than 30 countries. Shaped by feedback from millions of passengers and drivers and informed by data from hundreds of millions of trips, we have developed a proven solution that is reshaping the public transportation landscape.

Our platform has expanded well beyond its origins in on-demand shared rides — a new mode of mass transit now known to the world as microtransit — and today offers a comprehensive, end-to-end public transit solution:
•Planning and scheduling: Our software enables cities to plan smarter transit networks. By combining multiple disparate operational and demographic data sets, and leveraging billions of data points, our tools provide insights that allow city planners to immediately quantify the impact of potential changes to their transit network. In the Dallas suburbs, the Denton County Transit Authority (“DCTA”) was able to use Via’s planning tools to identify underperforming bus lines and replace them with microtransit. This helped DCTA grow their monthly ridership by approximately five times without increasing operating budget.
•Operating Software: We provide a deep, cloud-based vertical platform with the necessary range of tools to manage the operations of dynamic and fixed-route forms of mobility, including microtransit, paratransit, school transport, and non-emergency medical transport. Our technology stack offers modules to digitize and automate workstreams across areas such as program eligibility, government reporting and compliance, real-time dispatch and reservations, and customer support. For example, North Carolina’s GoRaleigh was able to reduce driver overtime by approximately 50% once they switched to Via’s software.
•Technology-enabled services: Many of our government customers require additional support in order to adopt modern technology. As a critical part of our go-to-market strategy, we have embedded into our platform a suite of services, vertically integrated into our technology, that complements our powerful software. The services we provide lower barriers to adoption, simplify compliance with complex procurements, support local integration with existing infrastructure, and ultimately meaningfully enhance our ability to deliver successful outcomes. Customers can select from an à la carte menu of services or a full turnkey solution. Examples of services we provide include fleet and driver management, autonomous and electric vehicle management, digital marketing, call center support, and more. In Sarasota, Florida, Breeze Transit used Via to procure a flexible fleet of rental vehicles and independent contractor drivers, allowing them to achieve an approximately 50% reduction in average cost per ride.
•Passenger tools: We provide consumer-grade applications for passengers to seamlessly plan, book, and pay for their transit journeys. Our customers have a choice of passenger facing tools. Using Via’s white-labeled apps, governments can engage local audiences with best-in-class, frictionless user experience that faithfully represents their brand. We also offer Citymapper, one of the world’s premier journey planning MaaS (Mobility-as-a-Service) apps, which is used by millions globally. Citymapper achieves arrival / departure time estimates that are, on average, 15% more accurate than industry norms.
•Data and insights: We are often able to unlock unprecedented data insights for our customers, allowing them, for example, to understand changing demand patterns and rapidly adapt operational plans to performance reality. Our integrated planning, operating, and passenger tools provide the end-to-end data necessary for the holistic optimization of entire transit systems. Sioux Area Metro was able to increase ridership by 10% while reducing average cost per ride by 13% by leveraging Via’s platform to optimize their network.
We are in the early innings of transforming an enormous addressable market. For the quarter ended December 31, 2024, we provided solutions for 665 customers in over 30 countries. This represents approximately 1% of the total addressable market in North America and Europe of approximately 63,000 customers, as estimated based on the Third Party Market Data. Our potential for growth is further evidenced by our current penetration: at our current revenue, we capture less than 1% of our Serviceable Addressable Market (“SAM”) in our two core geographies of North America and Europe. See “Business—Our Market Opportunity.” More than 90% of our revenue comes from government customers, in most cases represented by a municipality or a local transit agency or authority. We also serve blue-chip corporate and university customers who leverage Via’s platform to power campus transportation solutions.
Our founder-led executive team is unique in its long tenure and alignment of mission. We deeply understand the technical and operational challenges that our customers and their end-users face every day.
Thanks to our deep knowledge of the complex needs of government customers, we have developed a go-to-market strategy that allows us to efficiently and effectively sell to our customers at scale. We employ a consultative sales process, leveraging our technology to model the impact of our solutions to our customers, allowing them to gain confidence that change can be low-risk and high reward. When customers adopt our platform, the measurable increase in efficiency and ridership can generate a virtuous cycle that leads to growth in contract scope and value over time. Our Platform Net Revenue Retention Rate averaged over 120% in each of the last two years. And, as transit agencies are in many cases part of collaborative multi-government coalitions such as regional planning authorities, customer references are a major driver of our growth. We often see the adoption of our platform by one city or agency quickly leading to adoption by similar customers in the surrounding area.
The unique value of our platform is demonstrated by our rapid and sustained growth. From 2021 to 2024, our revenue grew from $100.0 million to $337.6 million, representing a compound annual growth rate of 50%. Most recently, our revenue was $248.9 million and $337.6 million for the years ended December 31, 2023 and December 31, 2024, respectively, representing a year-over-year increase of 36%.
Our Platform revenue was $237.3 million and $330.8 million in 2023 and 2024, respectively, representing a year-over-year increase of 39%. Our Platform segment represented 95% and 98% of our revenue in 2023 and 2024, respectively. In addition to our Platform segment, we have one legacy operating segment (which we refer to as our Legacy segment). The Legacy segment had included our historical on-demand shared rides marketplace, which we ceased to operate in 2021, and includes a legacy operational contract, which terminated in June 2024. We no longer earn any revenue from our Legacy segment.
Our Platform Annual Run-Rate Revenue of $366.7 million as of December 31, 2024 represented an increase of 37% from December 31, 2023. Platform Annual Run-Rate Revenue as of the last date in any quarter represents our Platform revenue for that quarter multiplied by four.
While generating rapid and consistent revenue growth, we have benefited from significant operating leverage in the business resulting in a continuous reduction in losses. Our net loss margin and Adjusted EBITDA Margin improved in each of the past eight quarters. Our net loss margin and Adjusted EBITDA Margin improved from (37)% and (30)%, respectively, in the quarter ended December 31, 2023, to (21)% and (10)%, respectively, in the quarter ended December 31, 2024. In 2023 and 2024, we incurred a net loss of $117.0 million and $90.6 million, respectively, with losses of $92.0 million and $54.4 million in Adjusted EBITDA, respectively, representing net loss margin of (47)% and (27)%, respectively, and Adjusted EBITDA margin of (37)% and (16)%, respectively. Our year-over-year improvement was driven by significant operating leverage in the business. For more information on our financial performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics.”

Industry Background
Public transportation is antiquated, fragmented, and siloed
The dearth of modern technology solutions tailored to local government needs and a tradition of operating transportation in siloed verticals have made it difficult for governments to benefit from advancements in the broader technology sector.
•Static, fixed routes & schedules: Around the world transit agencies operate static routes and schedules planned years ago, regardless of actual demand for their service. COVID-19 further amplified the challenges faced by rigid transit systems. The pandemic upended the traditional travel patterns that these old systems were designed to serve and exposed the extent to which they are no longer able to meet the evolving needs of their communities.
•Siloed services: Today, nearly every transportation vertical — bus, microtransit, paratransit and school transport, etc — operates on a separate software platform with separate fleets, drivers, and operational teams. This creates disjointed operational practices, with inefficient redundancies in areas such as vehicle and driver supply.
•Fragmented and legacy technology: Each transit vertical typically relies on multiple technology components for its operation. These components are themselves siloed and rarely integrate into other systems in the network. The result is a fragmented software and data infrastructure that constrains the ability to operate the network in a coordinated fashion or gain a holistic view of its performance. In addition, these legacy software solutions, many of which are hosted on-premise, rely on antiquated and unscalable data models and architectures. This limits their ability to incorporate many of the latest performance-enhancing technologies that can drive efficiency, including AI.
•Aging Infrastructure: Existing fleets and accompanying hardware are dated and unable to support modern needs and changing consumer preferences. Maintaining these older fleets is cost prohibitive as they require more frequent maintenance and higher repair and parts costs.
Driving government change is arduous and complex
Government customers are complex organizations with a diverse set of stakeholders requiring a unique approach to change, even when the need is well-known. Additionally, government services are mission critical with very high stakes for operators, communities and local political stakeholders. It requires deep expertise and credibility to be able to drive transformation in this sector.
•Complex funding structures: Transportation services are often funded by a disparate mix of local, regional, and national funding streams. According to historical APTA data, approximately 80% of public transit funding in the United States is derived from state and local sources. Understanding all the available funding structures, and how they can be applied by a particular government entity, is crucial to driving new opportunities and sustained expansion of existing customer relationships. Historically, government funding was largely allocated towards large-scale capital expenditures which created incentives for agencies to prioritize buying large vehicles over investing in technology. More recently, supported by positive regulatory changes, we have experienced increasing allocation of budgets to technology and digital infrastructure.
•Byzantine procurement: Government procurement is in most cases a complex and bespoke process, requiring the submission of dozens of separate documents and adherence to narrowly-specified requirements. In addition, the process is designed by its very nature to solicit bids for highly tailored solutions. Even when governments expressly set out to procure a commercial, streamlined product, it is not atypical to see a list of hundreds of mandatory features and specifications. A highly specialized sales strategy and expert team are required to efficiently navigate the procurement process at scale as dozens of these unique and complex RFP documents must be reviewed and responded to on a weekly basis.
•Political stakeholders: While transit consistently enjoys bipartisan support, procurement of critical government services rightly attracts the attention of mayors, city council members, and community advocacy groups. Understanding the local political dynamic and effectively engaging with all stakeholders within the customer organization and the broader political landscape is crucial to enable long term growth and success.
•Sensitive change management: Public transportation systems serve passengers who are highly sensitive to change and require support to adopt new technologies, such as the elderly, passengers with disabilities, and schoolchildren. Detailed and thoughtful plans for successfully transitioning passengers to new services and ensuring that no rider is left behind are a critical part of any successful deployment of our technology.
Public transportation services are highly local
For government transit agencies to effectively serve their passengers, they must be able to provide solutions that meet their specific local needs.
•Payment, ticketing, currency: Passengers must be able to pay for trips in their local currency, and automatically have the system calculate and remit the exact fare they owe, even when taking trips that span multiple different transit modes. Integrations with local ticketing systems allow for frictionless transfers between service providers and transit modes.
•Journey planning: The system must have the ability to ingest data from all local and regional transit feeds in order to enable seamless end-to-end journey planning that leverages all available transit modes.
•Regulatory & reporting: Transit services supported by government funding must adhere to rigid and in some cases extensive compliance, reporting, and audit requirements. These regulatory requirements vary city to city, county to county, state to state, and country to country, requiring a highly configurable solution that can easily conform to the exact local requirements.
•Integrated operations: The software must be integrated with existing tools and practices of the government customer and any local operators that participate in the service. For example, to ensure that drivers are paid timely and correctly, integration into existing local backend payroll systems may be required.
Our Approach
We have spent the past decade building a comprehensive technology platform and sophisticated go-to-market strategy designed to accelerate the adoption of our software and drive the success of our customers.
End-to-end modular platform
Via’s end-to-end platform replaces fragmented legacy systems and consolidates operations across silos. Our unified software platform creates a virtuous cycle of planning, operating, and optimizing networks across multiple transportation verticals. In breaking down silos, our customers can drive meaningful operational efficiencies by leveraging fleet, driver, and staffing resources more effectively, and data streams can be unified to allow for performance optimization that spans the entire network.
•Highly configurable software: Our highly-configurable software supports the diverse localization requirements of our customers, meaningfully reducing or eliminating the need for custom development. We designed our software to meet the diverse needs of our customers’ passengers: from tech-savvy commuters to those without smartphone access to riders with disabilities. The broad extensibility of our platform allows us to seamlessly integrate a long list of local technology partners required to provide a holistic solution; from payment processors, to local ticketing systems, to providers of real-time multi-agency transit data. Robust configuration tools enable our customers to put highly local touches on their service with the click of a button.
•Software powered by over a decade of proprietary data, ML algorithms, and AI: Our innovative network design, algorithms, and AI technology generate remarkable efficiency and customer satisfaction that drive superior outcomes. In bringing AI-powered technology to government users, our platform automates workflows and optimizes performance. Our ability to capture billions of data points, where previously there was little to no visibility, and to unify data across previously siloed operations enables us to generate actionable insights for our customers that dramatically improve the passenger experience and network efficiency.
Our algorithms leverage the data from hundreds of millions of transit trips, which allow customers to continuously improve system efficiency and the overall customer and passenger experience. Our use of AI technologies such as digital twins and generative-AI can allow cities to accurately predict costs and travel times of never-before travelled routes. The tools leverage this data to offer recommendations to planners on the most efficient transit plans across modes based on the data from thousands of “alike” cities worldwide. The scale and breadth of data over years of operation, and our continued expansion, contribute to a data advantage that strengthens as we continue to grow.
•Technology-enabled services: To facilitate the adoption of our software, we offer a menu of services: lowering barriers to adoption, simplifying procurement, and accelerating the localization of our platform. Our ability to offer these services is a critical piece of our strategy. It accelerates our go-to-market timelines and drives performance outcomes for our customers. These services which can either be provided by us or by a curated ecosystem of third-party providers, include driver and fleet management, customer support, marketing services, and more, plugging the gaps in our customers’ operations where they lack the modern infrastructure or capabilities to leverage our solution to its full potential. The capabilities provided by these services are fully integrated into our software. For example, integrations between the Via platform and driver management CRM solutions like Salesforce allow for the seamless flow of critical information. If a driver’s license is expired in Salesforce, they will automatically be marked as ineligible to be scheduled for and unable to log in and start a shift in the Via system.
Our platform of software and services allows us to create a multi-vertical operational infrastructure, unify data across transportation verticals, and create a virtuous cycle for continuous optimization.
Highly Sophisticated Go-To-Market Strategy
As government services like transportation are mission critical with uniquely high stakes, barriers to adoption are extremely high. Our knowledge of the complex needs of our customers has allowed us to develop a go-to-market strategy that enables us to efficiently and effectively sell at scale.
•Technology-enabled consultative sales motion: We employ a consultative sales process, leveraging the AI-power of our technology to model to our customers the impact of our solutions, allowing them to gain confidence that change can be low-risk and high reward. Our full-service in-house transit planning and consulting agency employs our proprietary simulation technology, which leverages data from hundreds of millions of transit trips to guide our customers through complex service planning exercises and feasibility studies. Our software allows us to generate the required in-depth financial modeling and cost-benefit analysis our customers require in order to build consensus for change. Our public procurement team utilizes generative-AI language learning models to draw from our expansive library of content to seamlessly automate draft documents which can be enhanced with data from our simulation tools.

•Experienced team with deep government expertise: From the White House to running major metropolitan transit agencies, our sales, consulting, and public procurement teams represent some of the world’s preeminent experience in consulting, transit planning, and government. We look for candidates with the ability to collaborate with our customers in tailoring the right combination of modules on our platform to create a bespoke solution to meet their unique needs. We value individuals who prioritize selling the “right” solution, not just any solution.
•Sophisticated sales and public procurement teams: We have structured our sales efforts through two go-to-market strategies: direct sales and public procurements. Our direct sales team manages our sales efforts from opportunity creation to contract signing, working collaboratively with multiple teams to onboard new customers and expand with our existing customers as their needs evolve and their scope of Via solutions grows. Our public procurement efforts are led by our business development team, which focuses on writing responses to RFPs. Our sales motion coordinates between several key teams including our direct salesforce, business development, public policy, strategy, marketing, customer success, expansion, and consulting.
Our Market Opportunity
The public transportation market is large and significantly underpenetrated by technology due to decades of underinvestment in software, siloed transit systems and operations, and sub-scale, fragmented solutions. We believe many cities across the globe are poised to upgrade their transit infrastructure in the coming years, and digitization will be a crucial part of the strategy to modernize these networks.
According to the Third Party Market Data, the total addressable market for public transportation solution providers across all transit verticals in North America and Europe, our core markets, is estimated at $250 billion. When evaluating the global market, inclusive of Asia, Latin America and Africa, the Third Party Market Data estimates a $545 billion global opportunity, with expectations of consistent 5% annual market growth over the next five years, driven by increasing public transit investment per capita. For a description of the Third Party Market Data, see “Market and Industry Data.”
Our global market opportunity is measured utilizing a total addressable market (“TAM”) analysis that leverages a bottom up approach. The analysis calculates the estimated spend by transportation vertical and solution based on network size and estimated pricing. This was correlated with a top down approach that reviews publicly available data on public transit spending.
Based on the Third Party Market Data, our serviceable addressable market (“SAM”) in North America alone is a $38 billion opportunity. SAM is calculated using the same methodology as described above, focusing on geographies core to our business including the United States, Canada, France, Germany, and the United Kingdom. The SAM analysis includes networks of traditional buses with less than 250 vehicle fleets, microtransit and paratransit (all fleet sizes), school buses to serve the special needs community, non-emergency medical transportation (all fleet sizes), and end-user technology centered around passenger apps which we define as mobility-as-a-service (“MaaS”). The SAM analysis excludes certain transportation verticals that are not fully addressed yet by our platform including large transportation systems over 250 vehicles and standard school bus operations. In Europe where public transit networks are highly developed and receive more significant annual investments, our SAM is estimated at $44 billion and mainly consists of solutions to extend transit to areas and hours not well-served by existing fixed-route networks (e.g., city suburbs, night hours) and drive fixed-route ridership by enabling first and last-mile connections. Combined, our total SAM across North America and Europe represents an $82 billion opportunity.
We have a history of expanding the addressable market of our platform through continuous innovation and the extension of our platform into larger networks. According to the Third Party Market Data, the total addressable market for public transportation solution providers across all transit verticals in North America and Europe, our core markets, is estimated at $250 billion. This figure includes the networks in our SAM as well as bus networks of greater than 250 vehicle fleets, standard school buses, and end-user technologies centered around ticketing. In the near term, we intend to continue to grow our presence in Europe and in North America and eventually pursue our global TAM opportunity.
Our Value Proposition
Newfound Visibility and Improved Operational Efficiency for Cities
Our platform allows organizations to design, operate, and monitor their entire transit network through a single cloud-based interface; enhancing operational efficiency, automating workflows, and driving continuous optimization with real-time data insights.
•Digital Optimization of Networks: Customers can use our software to unify their fleets and optimize ride assignments across multiple transportation verticals. For example, vehicles that primarily serve a commuter use case during peak hours can easily be redeployed to serve paratransit trips during off-peak hours. This allows supply to be more efficiently matched to demand across the entire network, reducing the number of drivers and vehicles required to deliver the same, or improved, level of service. Network unification also allows for multi- and inter-modal trip planning, where passengers can be directed to the optimal mix across multiple modes of transport (e.g., existing fixed-route buses, metro services, and on-demand transport). In addition, our transit planning software allows our customers to easily plan their entire transportation network in one place, leveraging a wealth of data which our software has accumulated from billions of datapoints including ridership, origin-destination data, vehicle speeds data, and custom mapping data. This gives planners the ability to quantify the impact of changes to their network in a scalable and automated manner.
•Workflow Automation and Reduction of Operating Costs: Our software streamlines service management, allowing our customers’ booking and dispatch staff to perform most functions with a few clicks. It enables dispatchers to increase on-time performance with precise, real-time notifications and automated interventions that preempt delays and performance issues. For example, our software will automatically reassign a rider to an alternative vehicle if the original vehicle is unable to reach the pickup on time. This reduces the number of missed and delayed trips without any manual intervention. App and web booking and tracking reduces the number of customer support staff required to manage the booking process. Increased efficiencies derived from an integrated network covering multiple transportation verticals allow for savings in vehicle, driver, and fuel costs.
•Real-Time Decision-Making Tools and Analytics: Our software provides customers with real-time visibility into the performance of their operations. Easy-to-use operating applications enable dispatchers to preempt issues such as a delayed pick up or an unexpected extra passenger. Our platform also includes comprehensive reporting tools that generate insights into operational metrics and deployment performance. These reports highlight areas for improvement in the customer’s operations and enable the customer to seamlessly comply with regulatory and funding reporting requirements.
Enhanced Quality of Service for our Customers’ Passengers
Our platform provides numerous benefits to passengers such as improving access to transportation, delivering a more reliable transit experience, and introducing modern on-demand conveniences.
•Increased Access to Jobs, Healthcare, and Education: In the United States, 45% of Americans have no access to public transit, according to APTA. A typical job is only available to about 27% of its metropolitan workforce by fixed-route public transit in 90 minutes or less, according to the U.S. DOT. The algorithms that power our software allow for any street corner to serve as a “virtual bus stop.” This gives customers the ability to replace or supplement static fixed-route transit with fully dynamic and on-demand shuttles. By filling the gaps in the fixed-route network, our platform creates a denser and wider grid without the need to add expensive and inefficient fixed-route infrastructure. This provides residents with greater flexibility and benefits previously underserved communities by increasing access to transit. For example, in Birmingham, AL, after launching our platform, nearly 80% more of the city’s jobs became accessible within a 30 minute commute by public transportation than with fixed-route transit alone.
•Reduced Trip Durations: Our software leverages real-time and historic traffic and speed data to dynamically optimize routing and trip allocation, allowing for multiple passengers to share a vehicle without adding lengthy detours and delays. Suffolk County Bus Corporation switched to our technology from a legacy solution to power their paratransit service across the 1,200 square miles off Suffolk County, New York. They were able to reduce trip durations for their passengers by nearly 30% immediately after implementing our solution.
•Flexible and Modern Booking and Payments: Our platform offers a range of fare payment options including credit cards, cash cards, digital wallets (e.g., Apple Pay, Google Pay and PayPal) and vouchers, while maintaining the option for onboard payments with cash and integrations with local transit passes. Our rider apps and web-booking portals allow passengers to book pre-scheduled and same-day rides, track their vehicles and journeys in real time, pay for rides, troubleshoot any issues that may arise and submit feedback. Our platform also supports phone bookings in multiple languages for passengers who are unable to book using an app.
The Via Platform
Via’s modular platform transforms global transportation systems into efficient digital networks. Our vertically integrated platform is designed to comprehensively address key workflows for the end-to-end management of transit networks. This includes planning and scheduling, operating software, tech-enabled services, passenger tools, and data and insights.
Our platform:
•Helps to design and plan better transit systems and street networks;
•Serves as the daily workflow management system for our customers’ operations;
•Unifies the operational network for our customers across their vehicles, drivers and passengers, regardless of transportation vertical;
•Generates deep data insights communicated in a clear and digestible format that enables our customers to continuously optimize and report their performance; and
•Deprecates the need for costly on-premise solutions by offering a cloud-based platform.
Planning and Scheduling
Our transit planning and scheduling software allows transportation planners to build more livable cities by considering transit demands, street design, and public mobility across all modes of transit. It’s a one-stop shop where cities can leverage millions of data points to simulate and rapidly quantify the impact of changes to their network: from microtransit, to bus routes, to bike lanes.
Operating Software
Our operating software is designed to manage every aspect of our customer’s daily workflows as they manage their transit networks. The Via Operations Console provides sophisticated automations that minimize the amount of manual intervention necessary by dispatchers.

Technology-Enabled Services
Many of our customers require additional support in order to adopt modern technology. As a critical part of our go-to-market strategy, we have embedded into our platform a suite of vertically integrated services that complements our powerful software. Customers can opt to include these services on an à la carte basis or as a full turnkey solution.
Passenger Tools
We provide a host of consumer-grade applications to allow passengers to seamlessly plan, book, and pay for their end-to-end transit journeys. Our customers can select from a choice of passenger facing tools depending on their needs.
Data and Insights
The Via platform is designed to allow for the continuous optimization of operational performance. Where formerly siloed, customers can now in real-time compare performance across their vendors, drivers, vehicles, and other key variables. Our algorithms leverage ML to ingest learnings from hundreds of millions of data points and continuously improve system efficiency and the overall customer and rider experience, automatically becoming smarter over time.
Our Competitive Advantage
Our Vertical Software Breaks Down Operational Silos and Drives Network Efficiencies
We believe that we are the only company in our industry that has developed an end-to-end and easily configurable cloud-based and vertically integrated software solution.
Our Highly Modular Platform Meets the Needs of our Diverse Customer Base
We offer a customer-centric highly adaptable business model that combines software with technology-enabled services providing a bespoke solution for any sized city, transit agency, or organization, domestic or international.
Our Data Advantage Generates Actionable Insights for Customers
We have spent more than a decade cultivating billions of data points from the hundreds of millions of trips powered on our platform to drive the ML and AI that powers our software. This allows our algorithms to become smarter over time; planning better, routing more efficiently, automating more tasks, and offering better predictive modeling to generate suggestions for efficiency. This creates a flywheel effect for our customers as the cost savings generated from running more efficient operations allows them to invest in further service expansions or enhancements to serve more passengers.
Our Government Domain Expertise and High Specialized Go-to-Market Strategy
Our sales efforts are centered around selling subscriptions to our platform directly through a sales force with expertise in government sales and public procurements. We believe that our ability to understand and sell efficiently to our unique set of customers is a key driver of our rapid growth.
Our Brand Recognition and Reputation has Established Us as the Category Leader
With hundreds of government customers, we believe that our brand recognition and reputation has created broad awareness of us and our platform amongst our prospective customers. We anticipate that we will be able to leverage our position as the category leader to accelerate the growth of this emerging category.

Our Expert and Mission-Driven Team is Highly Specialized in Building for Governments
We are committed to building and nurturing an outstanding team of employees that reflects the best expertise in their fields. We pride ourselves on our culture which values exceptionalism, collaboration, optimism, diversity, and a commitment to our mission. Our management team represents a wealth of experience across business, financial, and government sectors.
We Serve as the Conduit to Connect Autonomous Vehicles to Public Transportation Networks
Our software has been designed to effectively allow autonomous fleets to be deployed as part of public transit networks while supporting the unique requirements of government customers. As autonomous vehicles become more widely accepted, reliable, and cost effective, we believe we are poised to grow off of our early success, as we have already begun piloting the deployment of autonomous vehicles as part of public transportation fleets for dozens of our customers around the globe.
Our Growth Strategies
Winning New Customers
We believe that our platform can be adapted to meet the needs of any city or government agency in charge of public transportation networks around the world. Our customer count grew from 597 as of December 31, 2023 to 665 customers as of December 31, 2024.
Growing our Existing Customer Relationships
Our ability to expand our relationships with our customers is often driven by the operational success and economic impact of our solutions. We estimate that we capture less than 1% of our SAM in our two core geographies, North America and Europe, leaving significant room for growth. While we initially focus on acquiring new customers with one solution (most often planning or microtransit), we rapidly work to grow our relationships with our customers by expanding the scale of our contracts (through volume usage), upselling to new solutions or transportation verticals (such as paratransit, scheduling, or school transport), and introducing new modules (such as tech-enabled services, passenger apps, service design consulting, or data and insights).
Expanding Internationally
We have primarily focused our sales efforts on North America and Europe, and have initiated sales efforts in the Middle East, Australia, New Zealand, Japan, and Latin America. For the year ended December 31, 2024, we generated approximately 70% of our revenue from our customers in North America, however, public transportation is a global market and we plan to invest significantly in our sales efforts and marketing programs to grow new geographies across the globe.
Entering New Verticals
Our platform creates a unified digital infrastructure for cities, government agencies, universities and corporations. We have a strong track record of successfully launching new solutions both organically and through acquisitions. For example, paratransit and school transport solutions were added organically to the platform, while our planning and MaaS and insights solutions were added through the Remix and Citymapper acquisitions, respectively. Our long-term success will be driven in part by our ability to expand into new verticals and continue to digitize legacy government systems. We firmly believe that cutting-edge technology will help create more efficient cities and evolve to encompass all aspects of transportation systems and cities’ infrastructure. Therefore, we will continue to invest in research and development and sales and marketing to address new verticals and support our mission.

Continuing to Invest in Innovation
As pioneers of dynamic transit, we have a long history of product innovation. We plan to continue to invest in new products and features to enhance the capabilities of our platform and maintain our competitive advantage.
Evaluating Acquisitions in a Fragmented Market
Our competitive landscape is highly fragmented and siloed with large, legacy players lacking in product and technology expertise and numerous technology point solutions which are vertically focused and not operating at significant scale. Because of this, acquisition or strategic partnership opportunities may arise. Acquisitions, such as Remix and Citymapper, have proven to help enhance our platform, expand our geographical reach, and accelerate our market penetration.
Summary Risk Factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:
•we have a history of net losses and we may not be able to achieve or maintain profitability in the future;
•our rapid growth and financial performance in recent periods may not be indicative of future performance, and if we fail to grow at the rate we currently expect, we may not be able to achieve and maintain profitability;
•a significant portion of our business depends on contracting with government entities and other heavily regulated organizations, and we face a number of challenges and risks unique to such business;
•increases in fuel, vehicle supply, labor, and other factors related to inflation could adversely affect our business, financial condition, and results of operations;
•natural disasters, public health crises, economic downturns, or other unexpected geopolitical events could adversely affect our business, financial condition, and results of operations;
•we are subject to a wide range of laws and regulations, many of which are constantly evolving;
•changes in domestic and international laws or regulations relating to data privacy, data security, data protection, or the collection, use, protection, disclosure, or transfer of personal data, or any failure by us to comply with such laws and regulations could adversely affect our business;
•we face risks related to protection of our intellectual property and cybersecurity threats;
•we may fail to accurately predict the rate of customer contract renewals or the long-term revenue from our customer contracts;
•our industry is highly competitive and we face pressure from existing and new companies;
•if we are unable to successfully develop and deploy new software and technology applications and features for our platform (including those incorporating the latest advances in artificial intelligence (“AI”)), we may fail to retain and attract customers;
•conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as ongoing political and economic instability, may adversely affect our engineering operations and our research and development efforts, which could lead to a decrease in revenues or increase in operating expenses; and
•issues raised by the incorporation of AI (including large language models and machine learning (“ML”)) into our platform and business may result in reputational harm or liability.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (c) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.”
Corporate Information
We were incorporated in the State of Delaware on May 29, 2012. Our principal executive offices are located at 114 5th Ave, 17th Floor, New York, NY 10011. Our telephone number is (917) 877-0915 and our website address is www.ridewithvia.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Channels for Disclosure of Information
Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.ridewithvia.com), press releases, public conference calls, and public webcasts.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING

Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock
The underwriters have an option to purchase up to an aggregate of             additional shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Class A common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding upon the completion of this offering	shares

Class C common stock to be outstanding upon the completion of this offering	None

Total Class A common stock, Class B common stock, and Class C common stock to be outstanding upon the completion of this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting and conversion rights	We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock entitles the holder to one vote. Each share of Class B common stock entitles the holder to votes and is convertible, at the option of the holder, into one share of Class A common stock. Each share of Class C common stock entitles the holder to no voting rights and will convert into one share of Class A common stock following the conversion of all outstanding shares of Class B common stock into shares of Class A common stock. All shares of Class B common stock will be owned by our Chairman and Chief Executive Officer, Daniel Ramot. Mr. Ramot will hold approximately % of the voting power of our outstanding capital stock upon the completion of this offering, which voting power may increase over time as certain equity awards held by Mr. Ramot vest and are exercised and exchanged for shares of Class B common stock. If all such equity awards held by Mr. Ramot had been vested, exercised, and exchanged for shares of Class B common stock as of the date of the completion of this offering, Mr. Ramot would hold % of the voting power of our outstanding capital stock. See “Description of Capital Stock.”

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our Class A common stock in this offering will be approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purpose of this offering is to increase our capitalization and financial flexibility. We intend to use the net proceeds that we receive from this offering for general corporate purposes, including operating expenses, sales and marketing, working capital, research and development for the continued development and extension of our platform, expansion into additional geographic markets, and capital expenditures. We may also use a portion of the proceeds to acquire or invest in businesses, products, services, strategic partnerships, and technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any dividends on any class of our common stock. We do not currently anticipate paying dividends on our Class A common stock, Class B common stock, or Class C common stock. Any declaration and payment of future dividends to holders of our Class A common stock, Class B common stock, or Class C common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. In addition, the terms of our Credit Agreement (as defined below) currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “VIA.”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Unless otherwise indicated or the context otherwise requires, the number of shares of our Class A common stock, Class B common stock, and Class C common stock to be outstanding after completion of this offering is based on                  shares of our Class A common stock outstanding,                  shares of

our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of                     , 2025, which excludes:
•an aggregate of                  shares of Class A common stock issuable upon exercise of stock options outstanding under our 2012 Equity Incentive Plan and our 2018 Equity Incentive Plan (together, the “Current Equity Plans”) as of                     , 2025 and held by individuals other than our Chairman and Chief Executive Officer, at a weighted average exercise price of $                 per share;
•an aggregate of                  shares of Class A common stock issuable upon the exercise of stock options outstanding under our Current Equity Plans as of                     , 2025 and held by our Chairman and Chief Executive Officer, at a weighted average exercise price of $                 per share, and an aggregate of                  shares of Class B common stock issuable pursuant to the Equity Award Exchange Agreement (as defined below) upon the exchange of such shares of Class A common stock; and
•an aggregate of                  shares of Class A common stock reserved for future issuance under the 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”), which will become effective immediately prior to the completion of this offering.
The 2025 Equity Incentive Plan also provides for automatic annual increases in the number of shares of our Class A common stock reserved thereunder, as more fully described in “Executive and Director Compensation—2025 Equity Incentive Plan.”
Following the completion of this offering, and pursuant to an equity award exchange agreement (the “Equity Award Exchange Agreement”) to be entered into between us and Daniel Ramot, our Chairman and Chief Executive Officer, Mr. Ramot shall have a right (but not an obligation) to exchange any shares of Class A common stock received by him upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. This right applies only to shares of Class A common stock received by Mr. Ramot upon the exercise of options to purchase shares of Class A common stock that were granted prior to the effectiveness of our New Charter (as defined below).
Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes or gives effect to:
•the conversion of all of our outstanding Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock, Series F preferred stock, Series G preferred stock and Series G-1 preferred stock into                  shares of our Class A common stock (the “Existing Preferred Stock Conversion”), which will take place immediately prior to the completion of this offering;
•the conversion of $50.0 million in aggregate principal amount of convertible notes (the “Convertible Notes”) into                  shares of our Class A common stock (the “Note Conversion”), which will take place immediately prior to the completion of this offering;
•the reclassification of all shares of common stock into shares of Class A common stock (the “Share Reclassification”), which will take place prior to the completion of this offering;
•the exchange by our Chairman and Chief Executive Officer of                 shares of Class A common stock for an equivalent number of shares of our Class B common stock (the “Founder Share Exchange”), which will take place prior to the completion of this offering pursuant to the terms of an exchange agreement between us and our Chairman and Chief Executive Officer (the “Founder Share Exchange Agreement”);
•no exercise of the outstanding stock options described above;

•an initial public offering price of $                per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus;
•no exercise by the underwriters of their option to purchase up to an additional                shares of our Class A common stock from us; and
•the filing and effectiveness of our amended and restated articles of incorporation (our “New Charter”) and the adoption and effectiveness of our amended and restated bylaws (our “New Bylaws”), each of which will occur immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
The following tables summarize our consolidated financial and operating information. We have derived the consolidated statement of operations information for the years ended December 31, 2023 and 2024 and the consolidated balance sheet information as of December 31, 2024 from our audited annual consolidated financial statements included elsewhere in this prospectus.
Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Consolidated Statement of Operations Information

	Years Ended December 31,
($ in thousands, except for share and per share data)	2023	2024
Revenue	$248,854	$337,630
Cost of revenue (1)(2)	149,446	206,790
Gross profit	99,408	130,840
Operating expenses:
Research and development (1)	95,833	88,987
Sales and marketing (1)	53,799	55,484
General and administrative (1)(2)	64,231	70,265
Total operating expenses	213,863	214,736
Operating loss	(114,455)	(83,896)
Interest income (expense), net	2,946	(2,096)
Other income (expense), net	(3,640)	(2,670)
Loss before provision for income taxes	(115,149)	(88,662)
Provision for income taxes	(1,815)	(1,890)
Net loss	(116,964)	(90,552)
Net loss attributable to noncontrolling interest	(278)	(271)
Net loss attributable to Via Transportation, Inc.	$(116,686)	$(90,281)
Net loss per share attributable to common stockholders, basic and diluted	$(9.60)	$(7.21)
Weighted average shares of common stock outstanding used in computing net loss per share attributable to common stockholders - basic and diluted	12,155,670	12,525,706
Pro forma net loss per share, basic and diluted (unaudited) (3)
Weighted-average number of shares of common stock outstanding used in computing pro forma net loss per share, basic and diluted (unaudited) (3)
_______________
(1)Includes stock-based compensation expense as follows:

	Years Ended December 31,
($ in thousands)	2023	2024
Cost of revenue	$185	$227
Research and development	4,959	6,583
Sales and marketing	3,134	4,023
General and administrative	4,848	10,393
Total	$13,126	$21,226

(2)Includes amortization of acquired intangible assets as follows:

	Years Ended December 31,
($ in thousands)	2023	2024
Cost of revenue	$2,153	$2,441
General and administrative	2,763	3,174
Total	$4,916	$5,615
(3)The pro forma consolidated balance sheet information gives effect to (i) the Existing Preferred Stock Conversion, (ii) the Note Conversion, (iii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, (iv) the Share Reclassification and (v) the Founder Share Exchange.
Consolidated Balance Sheet Information

	As of December 31, 2024
($ in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Cash and cash equivalents	$77,905	$	$
Total assets	378,769
Total liabilities	171,566
Convertible preferred stock	1,195,058
Total stockholders’ (deficit) equity	(987,855)
_______________
(1)The pro forma consolidated balance sheet information gives effect to (i) the Existing Preferred Stock Conversion, (ii) the Note Conversion, (iii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, (iv) the Share Reclassification and (v) the Founder Share Exchange.
(2)The pro forma as adjusted consolidated balance sheet information gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of                shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”
Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by $                , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $                , assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Key Business Metrics
We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

($ in millions)	December 31, 2023	December 31, 2024
Customer Count(1)	597	665
Platform Annual Run-Rate Revenue(2)	$268	$367
_______________
(1)Customer Count as of the last date in any quarter represents the number of distinct legal entities which generated Platform revenue in that quarter.

(2)Platform Annual Run-Rate Revenue as of the last date in any quarter represents our Platform revenue for that quarter multiplied by four.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition, and results of operations could be materially and adversely affected. In that case, the market price of our Class A common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, and results of operations. We cannot assure you that any of the events discussed below will not occur.
Risks Relating to our Business and Industry
We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
We have incurred net losses in each year since our founding and we may not be able to achieve or maintain profitability in the future. We incurred a net loss of $117.0 million and $90.6 million in the years ended December 31, 2023 and 2024, respectively, and we had an accumulated deficit of $1.09 billion as of December 31, 2024. We expect our costs will increase over time as we plan to invest significant additional funds towards growing our business and operating as a public company. Our losses may also increase as we continue to grow our business. We have expended and expect to continue to expend substantial financial and other resources on developing our platform, including expanding the breadth and depth of our software, adding new transportation verticals, entering new markets and geographies, enhancing scalability, performance and security, investing in the safety of our operations, disaster recovery and resiliency measures, and increasing our sales, customer success and marketing efforts. These efforts may be more costly than we expect and may not result in the expected increase in revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our research and development and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.
Our rapid growth and financial performance in recent periods may not be indicative of future performance. If we fail to grow at the rate we currently expect, we may not be able to achieve and maintain profitability, which would adversely affect our financial results and future prospects.
We have historically grown rapidly and our recent revenue growth rate and financial performance should not be considered indicative of our future performance. Our revenue was $248.9 million and $337.6 million for the year ended December 31, 2023 and the year ended December 31, 2024, respectively, representing a year over year increase of 36% in aggregate.
While we expect our revenue will continue growing, we also expect that our revenue growth rate may fluctuate in the short term and may decline from our historical revenue growth rate in the long term. You should not rely on our revenue or key business metrics from any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. Our revenue growth rate may decline in future periods as the size of our business grows and as we achieve higher market adoption rates. We may also experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of customers and riders using our platform, increasing competition in the market for transit software and tech-enabled services, a decline in the market for our platform, decline in available government funding, our failure to continue to capitalize on growth opportunities, increasing regulatory costs, and the maturation of our business, among others. We also expect that our business and industry will evolve in ways that may be difficult to predict. Our ability to continue to grow our revenue will depend on our ability to successfully adjust our strategy to meet changing market dynamics. If our revenue growth rate declines, even if overall revenue continues to increase, investors’ perceptions of our business and the trading price of our Class A common stock could be adversely affected. Unforeseen or unpredictable factors, including adverse macroeconomic conditions, unforeseen operating expenses, or other complications or delays, may result in increased costs, cause us to generate less revenue than we anticipated from our existing customers, or make it difficult to generate revenue from new customers.
In addition, as we continue to expand our platform and product offerings, or experience greater adoption of our platform and product offerings, we have in the past and may continue in the future to experience variability in our revenue growth in certain markets we operate in. If we are unable to grow our revenue and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.
Because a significant portion of our business depends on contracting with government entities and other heavily regulated organizations, we face a number of challenges and risks unique to such business.
Contracts with state, local, and foreign governments and government agencies (including resellers to these entities) accounted for over 90% of our total revenues in the year ended December 31, 2024. We believe that the success and growth of our business will continue to depend on our successful procurement of government contracts.
Sales to government agencies are subject to a number of challenges and risks. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities at the federal, state or local level, as well as by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts in any jurisdiction in which we operate. U.S. government spending levels for transportation-related programs remain uncertain, and may not be sustained at the levels associated with government fiscal year 2024. In addition, the Trump Administration has issued executive orders which, among other things, pause disbursement of funds appropriated through the Inflation Reduction Act and Infrastructure Investment and Jobs Act. Further, the Trump Administration has stated its intent to evaluate overall government spending, including in the transportation space. This and other actions taken in connection with government spending could adversely impact our business, results of operations, financial condition, and growth prospects. Future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of shifts in spending priorities from transit-related programs as a result of competing demands for federal funds or other factors. Abroad, we have several contracts in Germany which, if the German government or the agencies or entities with which we contract with took similar budgetary constraining measures, could negatively impact our business, financial condition, and results of operations.
Selling to government agencies involves a procurement process which can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense to craft a formal proposal that meets the detailed procurement requirements, without any assurance that these efforts will generate a sale. In addition, contracts with government agencies frequently contain terms including termination for convenience provisions, discretion for the government customer to suspend or delay performance, and government options for future periods of performance. Compliance with complex regulations and procurement rules across many jurisdictions can be expensive and consume significant resources. Because of the large number of jurisdictions in which we currently operate in, it is a challenge to identify and ensure compliance with all local, state, federal, and foreign rules and regulations regarding public procurement. These rules can relate to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in private sector commercial contracts. These may include rights with respect to the accuracy of information provided to the government, contractor compliance with requirements to use disadvantaged business entities as subcontractors, compliance with requirements imposed by the

Federal Transit Administration (“FTA”) on our customers, and other terms that are particular to government contracts.
In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Our business, financial condition, and results of operations may be adversely affected by certain events or activities, including, but not limited to:
•changes in fiscal or contracting policies or decreases in available government funding at the federal, state or local level, including those driven by changes in the political environment (e.g., a change in elected or appointed government officials, and any resulting uncertainty or changes in policy or priorities and funding);
•changes in the approach of government agencies towards on-demand public transportation;
•changes in government policy towards our industry or our company;
•failure to appropriately price our proposals based on limited information, resulting in either being disqualified for pricing too high or winning by bidding so low that our margins are impacted;
•appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our customers by the government;
•the adoption of new laws or regulations or changes to existing laws or regulations;
•budgetary constraints;
•difficulties in collecting payment for software and services provided to government agencies, including delays in the timing of payments;
•influence by, or competition from, third parties (including but not limited to competitors, existing service providers, or local labor unions) with respect to pending, new, or existing contracts with government customers; and
•potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health threats.
Public sector and heavily-regulated customers may have contractual, statutory, or regulatory rights to terminate current contracts with us for convenience or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative services or be precluded from doing further business with government entities.
Governmental entities routinely investigate and audit contractors for compliance with applicable government contracting requirements. If, as a result of an audit or review, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions, or debarment from future government business. In the event that we fail an audit or contribute to one of our customers failing an audit, we may suffer significant harm to our reputation in addition to potential debarment from other government business. In addition, state and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations during the term of a contract and may also face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Any of these changes, especially in North America and Germany where we generate the vast majority of our revenue, could impair our ability to obtain contracts with additional government customers or renew our current contracts with government customers.
Increases in fuel, vehicle supply, labor, and other factors related to inflation could adversely affect our business, financial condition, and results of operations.
Factors such as inflation, increased fuel prices, increased labor costs, use of employed drivers as opposed to independent contractors, and increased vehicle, rental, or maintenance costs (including due to continued supply chain delays or tariffs) may increase the costs incurred by us, our customers and third-party service providers. Continued elevated levels of interest rates and inflation create significant uncertainty around costs incurred by us, our customers and third-party service providers. Many of the factors affecting us, our customers, and third-party service providers are beyond the control of these parties. Further, these increased costs may cause our customers in the government sector to renegotiate contracts and potentially discontinue operations with us. Our third-party service providers may also seek to exercise option years based on historic pricing, renegotiate, or discontinue their contracts with us. These increased costs could adversely affect our business, financial condition, and results of operations.
Natural disasters, public health crises, economic downturns, or other unexpected geopolitical events could adversely affect our business, financial condition, and results of operations.
A significant natural disaster, such as an earthquake, wildfire, hurricane, tornado, flood, or significant power outage could disrupt our operations, mobile networks, the Internet, or the operations of our third-party technology providers. In addition, public health crises, including but not limited to another global pandemic, political crises, such as terrorist attacks, war (including but not limited to the continued war between Russia and Ukraine and the ongoing conflict in the Middle East) and other political instability or other catastrophic events, whether in the United States or abroad, could adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism, or other disruption could result in decreased demand for our software or a delay in the provision of our platform, especially if the impact includes disruptions to public transit systems. These risks may be further increased if our disaster recovery plans prove to be inadequate.
The COVID-19 pandemic had a significant and unprecedented impact on global health, safety, and economic well-being. During the COVID-19 pandemic, many of our customers shut down or significantly reduced service as a result of decreased rider demand due to regulatory restrictions and public health guidance on limiting mobility. In addition, economic uncertainty led some of our customers to temporarily reduce or eliminate budgets for transit software. Certain of our customers delayed the launch of services, temporarily suspended services, or reduced the scope of services to account for decreased demand and diminished budgets. Another global pandemic of similar or greater magnitude could adversely impact our business.
Furthermore, if a virus or other disease is transmitted by human contact, drivers, passengers, and our employees may become infected, or may choose, or be advised, to avoid any contact with others, any of which may adversely affect our ability to provide our software and tech-enabled services. In addition, future restrictions would impact demand for public transportation services. Even if a virus or other disease does not spread significantly and restrictive measures are not implemented, the perceived risk of infection or significant health risk associated with using public transit may adversely affect our business.

We are subject to a wide range of laws and regulations, many of which are constantly evolving. Sudden regulatory change, or our failure to comply with such laws and regulations, including those promulgated by the U.S. DOT and FTA in the United States, state and local TNC and motor carrier laws, labor and employment laws, and the laws of other government authorities in other jurisdictions, may subject us to lawsuits, regulatory inquiries, and other proceedings that may result in monetary payments or otherwise adversely impact our reputation, business, and results of operations.
We are subject to a wide variety of laws, regulations, and standards in the United States and other jurisdictions governing issues such as the licensing of transportation network companies (“TNCs”) and motor carriers, for-hire vehicles and on-demand transit (also known as microtransit), paratransit, student transport, fixed-route buses, labor and employment, anti-discrimination, harassment and retaliation, accessibility, worker classification, screening and background checks, unionizing and collective action, arbitration agreements and class action waivers, workplace safety, personal injury, intellectual property, privacy, data security consumer protection, taxation, payments, and competition. We are also subject to rules and guidelines of the Department of Transportation (“U.S. DOT”) and FTA in the United States, as well as other government authorities in other jurisdictions. These laws, regulations, and standards are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. Our business, financial condition, and operations are reliant on our ability to remain in compliance with these rules across all jurisdictions in which we operate.
 We have been proactively working with state and local governments and regulatory bodies to ensure that our platform is widely available in the United States and abroad. Certain local and state laws governing microtransit have been, and may continue to be, drafted with the business models of certain service providers in mind, thus making them more challenging for us to comply with unless we adapt our business model or advocate for legislative reforms or exemptions. New laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented, and interpreted in response to our industry and related technologies. Certain jurisdictions and governmental entities may require us to obtain permits, pay fees or penalties or comply with certain other requirements. These jurisdictions and governmental entities may reject our applications for permits or deny renewals, delay our ability to operate, increase their fees, or charge new types of fees, any of which could adversely affect our business, financial condition, and results of operations. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.
We may fail to accurately predict the rate of customer contract renewals or the long-term revenue from our customer contracts.
Our customers have no obligation to renew their contracts after the expiration of the initial or current term, and our customers, if they choose to renew at all, may renew for a decreased level of service (whether measured by number of vehicles or vehicle hours) or with less favorable pricing or other terms. Further, certain of our public sector customers are obligated to issue Requests for Procurement (“RFPs”). We may be forced to resubmit bids to continue working with such customers, and we cannot ensure that we will be able to win the RFP. Due to our limited operating history in certain transportation verticals, we have limited historical data with respect to rates of customer renewals in those verticals and cannot be certain of anticipated renewal and revenue retention rates. Our contract renewal rates and Net Revenue Retention Rate may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform, rider demand in a geographic area, pricing, or the ability of our customers to maintain their current spending or funding levels. If our customers do not renew their agreements for similar levels of service and on similar pricing terms, our revenue and Net Revenue Retention Rate may decline. Additionally, as the market for our software continues to develop, we may be unable to attract new customers based on the same business model that we have used historically. Moreover, large or influential customers may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices, or accept other unfavorable contract terms, any of which could adversely affect our business, financial condition, and results of operations.
If our customers fail to cost-effectively attract new riders or increase utilization by existing riders, our business, financial condition, and results of operations could be adversely affected.
While increasing ridership may not necessarily be the primary goal of our customers (compared to improving accessibility, for example) or the main driver of our revenue, ridership remains an important metric for our customers to evaluate the success of a deployment. Our ability to support our customers either indirectly (by providing advice on effective rider acquisition, retention, and growth of ridership) or directly (by managing the rider acquisition and marketing efforts), while doing so in a cost-efficient manner in deployments where we provide such services, are both key to the success of our business. If we fail to provide such services, or if our customers are unsatisfied with our level of service, it could have an impact on our ability to retain and attract new customers, which would in turn adversely affect our business, financial condition, and results of operations.
If we fail to effectively price our bids for competitive procurements, our business, financial condition, and results of operations could be adversely affected.
A substantial amount of our revenue is derived from selling our platform through large government contracts, which involve competitive bidding in response to RFPs. Although we try to accurately price our bids during the RFP process, we may underestimate or overestimate costs related to maintaining our software, supporting our customers or procuring certain enabling services such as managed driver services, customer support, insurance, marketing, service optimization, advertising, and vehicles (including autonomous or electric vehicles). If we overestimate these costs, we may not be awarded the contract as the lowest priced responsive bidder but may still expend significant time and resources on the RFP process. If we underestimate these costs, we may be awarded the contract but could fall short of our profitability goals and face potential cost overruns. Further, if we are unable to support a customer at the service level to which we committed, our reputation will suffer and we may be forced to pay liquidated damages or provide service credits under our agreements with our customers. This may lead to a failure of the customer to renew their contract, and could adversely affect our business, financial condition, and results of operations.
In addition, we may price our initial bid for procurement at a level that we do not expect to meet our profitability goals in the near term with the expectation that either our relationship with the customer will grow and become more profitable over time or that the contract will generate value in other ways, including but not limited to creating new contract opportunities in the region, expanding into new transportation verticals, and creating case studies to illustrate the benefit of our platform. Certain competitors have in the past, and many in the future, submit bids to provide their services for a nominal amount, and have therefore been awarded contracts following competitive RFP processes. If this practice continues or becomes widespread, it could reduce our ability to effectively compete in key markets or, alternatively, reduce the market price for our services. If we misprice our contracts or misestimate the value of our contracts, it could adversely affect our business, financial condition, and results of operations.
If we are unable to manage the risks presented by our international operations, our business, financial condition, and results of operations may be adversely impacted.
We had 665 customers in more than 30 countries in the year ended December 31, 2024. Revenues from customers in the United States, however, comprised 67% and 65% of our total revenues for the years ended December 31, 2023 and 2024, respectively, while revenues from Europe accounted for 29% and 32% of our total revenues, respectively, a majority of which are earned in Germany. We have limited experience conducting our business in many jurisdictions outside of the United States and have made, and expect to continue to make, significant investments to expand our international presence and compete with local competitors.

Conducting our business internationally, particularly in countries in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:
•operational and compliance challenges caused by distance, language, and cultural differences;
•the accurate localization of our platform, which may require the translation of our platform into foreign languages and the adaptation of our operations to local practices, laws and regulations, and any changes in such practices, laws, and regulations;
•laws and regulations more restrictive than those in the United States, including laws governing competition, pricing, payment methods, Internet activities, transportation services (such as taxis, buses, and vehicles for hire), TNC laws, motor carrier laws or their equivalent, payment processing and payment gateways, taxes and social security laws, employment and labor laws, driver screening and background checks, licensing regulations, email messaging, privacy, location services, collection, use, processing or sharing of personal information, ownership of intellectual property, and other activities important to our business;
•competition with companies or other services (such as taxis, vehicles for hire, on-demand transit or legacy public transit systems) that understand local markets better than we do, have pre-existing relationships with potential passengers in those markets, or are favored by government or regulatory authorities in those markets;
•differing levels of social acceptance of our brand and platform;
•differing levels of technological compatibility with our software;
•exposure to business cultures in which improper business practices may be prevalent;
•legal uncertainty regarding our liability for the actions of passengers and third parties, including uncertainty resulting from unique local laws or a lack of clear legal precedent;
•difficulties in managing, growing, and staffing international operations, including in countries in which employees may become part of labor unions, employee representative bodies, or collective bargaining agreements and challenges relating to work stoppages or slowdowns;
•fluctuations in currency exchange rates;
•adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings and cash;
•increased financial accounting and reporting burdens and complexities associated with implementing and maintaining adequate internal controls;
•difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple transportation verticals and jurisdictions;
•import and export restrictions, trade and economic sanctions and counter-sanctions, and other changes in trade regulation;
•political, social, and economic instability abroad, war, terrorist attacks, and security concerns in general and societal crime conditions that can directly impact passengers; and
•reduced or varied protection for intellectual property rights in some markets.
These and other risks could adversely affect our international operations and any goals for expansion, which could in turn adversely affect our business, financial condition, and results of operations.

We have large contracts with some of our customers and may continue to grow such contracts and win large contracts with new customers. The loss of one or more of such large customers could slow the growth rate of our revenues or cause our revenues to decline.
As of December 31, 2024, we had 72 customers with annual run-rate revenue, which represents revenue generated by these customers for the quarter ended December 31, 2024 multiplied by four, exceeding $1.0 million and 220 customers with annual run-rate revenue exceeding $0.1 million. Customers with annual run-rate revenue exceeding $0.1 million have consistently represented over 90% of our annual run-rate revenue during the last two years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Platform Annual Run-Rate Revenue.” While our revenues are diversely distributed across our customers, the loss of one or more of our large customers, or a failure of one or more of them to renew or expand their contracts over time, could have a significant impact on the growth rate of our revenues. Any such loss of revenue might also impact our reputation and our ability to obtain new customers. We are also likely to face increasing purchasing scrutiny during the renewal process with our large customers, as these contracts often have to be rebid in competitive public procurements, which may result in decreased contract size or scope or increased pricing pressure.
We may encounter implementation challenges, including in ensuring customers are trained and prepared to utilize our software.
We may face unexpected challenges related to the complexity of our customers’ implementation and configuration requirements. Implementation of our platform may be delayed or expenses may increase when customers have unexpected data, software or technology challenges, unanticipated business requirements, or additional technology specifications, which could adversely affect our relationship with customers and our operating results. In addition, we may offer as part of our competitive procurement process to provide certain software features that we have not yet fully developed or implemented, and we may fail to develop or implement those features prior to commencement of the customer’s operations.
Project delays may result in recognizing revenue later than expected and higher expenses. Additionally, because we do not fully control our customers’ implementation schedules, if our customers do not allocate the internal resources necessary to meet implementation timelines or if there are unanticipated implementation delays or difficulties impacting our ability to launch, the overall customer experience could be adversely affected. We rely on existing customers to act as references for prospective customers, and difficulties in implementation and configuration could therefore adversely affect our ability to attract new customers. Further, we may at times face implementation issues after failing to properly understand a customer’s business needs, leading us to delay implementation and potentially incur the costs of such delays. Any difficulties or delays in implementation processes could cause existing and future customers to delay or forgo use of our platform, which could adversely affect our business, financial condition, and results of operations.
Our industry is highly competitive and we face pressure from existing and new companies. If we are unable to compete effectively in our industry, our business, results of operations, and financial prospects may be adversely impacted.
The market for software in the United States and internationally is intensely competitive and characterized by rapid changes in technology. Although we believe that we have successfully positioned Via as the category leader for transit software and tech-enabled services based on the comprehensiveness of our solutions and the number and scale of our deployments worldwide, we expect competition to continue, both from current competitors and new entrants. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken or fail to improve, and we could experience a decline in revenue or growth stagnation that could adversely affect our business, financial condition, and results of operations.

We face competition from a variety of businesses, including legacy software providers (such as Constellation Software, Tyler Technologies, Giro (Hastus), and Ecolane), large technology and mobility companies (such as Siemens Mobility, Mobileye (Moovit), Uber, Lyft, and Verizon), transit operators (such as Deutsche Bahn, Transdev, and MV Transit), auto manufacturers that offer mobility solutions (such as Volkswagen (MOIA)), and smaller start-ups (such as RideCo, Spare Labs, Optibus, and The Routing Company). See “Business—Competition.”
Certain of our competitors have greater financial, technical, marketing, research and development, and other resources than we do. They may be able to devote greater resources to the development, promotion, and sale of their offerings and offer lower prices than we can offer, which could adversely affect our results of operations. Further, they may have greater resources to deploy towards the research, development, and commercialization of new technologies, including autonomous vehicle technology and electric vehicle technology, or they may have other financial, technical, or resource advantages. These factors may allow our competitors to respond more quickly to new and emerging technologies and trends. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and offerings.
We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:
•the utility, ease of use, performance, and reliability of our platform;
•the cost of our software;
•our ability to develop new or upgraded software features, including AI-based features;
•our ability to establish and maintain relationships with customers;
•our ability to develop, source, deploy, maintain, and ensure utilization of our platform;
•changes mandated by, or that we elect to make, to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions, and consent decrees;
•our ability to continue to enforce our intellectual property rights in different markets;
•our ability to attract, retain, and motivate talented employees;
•our ability to raise additional capital; and
•acquisitions or consolidation within our industry.
If we are unable to compete successfully, our business, financial condition, and results of operations could be adversely affected.
We have a limited operating history with respect to certain of our transportation verticals and are still building out certain of our software applications and features.
We have a limited operating history with respect to certain transportation verticals and tech-enabled services. We signed our first public-sector microtransit contract in 2017 and, in the period since then, we began offering paratransit, school transport, fixed-route and non-emergency medical transport (“NEMT”), acquired Remix’s cloud-based planning software and acquired Citymapper’s consumer-facing journey planning solution. We have invested in enhancing our foundational systems as we have scaled our business but continue to develop and enhance these systems. This work subjects us to various costs and risks, including increased capital expenditures, additional administration and operating expenses, potential disruption of our internal control structure, difficulty acquiring and retaining sufficiently skilled personnel, demands on management time, the introduction of errors or vulnerabilities and other risks, and costs of delays or difficulties in transitioning to or integrating new systems into our foundational systems.

There can be no assurance that we will succeed in developing our capabilities in each of these areas, or that a desirable return on investment will be achieved on the investments made in these areas. A failure to successfully execute on the development of our foundational systems would adversely affect our business, financial condition, and results of operations.
If we are unable to successfully develop and deploy new software and technology applications and features for our platform (including those incorporating the latest advances in AI), we may fail to retain and attract customers and our business, financial condition, and results of operations could be adversely affected.
Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our platform and to introduce new software applications and features. To grow our business and remain competitive, we must continue to enhance our software with features that reflect the constantly evolving nature of automation and AI technology and our customers’ evolving needs. The success of new software features depends on several factors including, but not limited to: our anticipation of market changes and demands, cost effectiveness in our research and development efforts, and the proliferation of new technologies that are able to compete at lower prices, more efficiently or more conveniently. In addition, because our software is designed to operate with a variety of systems, applications, data, and devices, we will need to continuously modify and enhance our software and algorithms to keep pace with changes in such systems. We may not be successful in developing these software configurations. Furthermore, the addition of new software features will increase our research and development expenses. Any new software features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict adoption by customers of new software features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new software features, enhance our software, or otherwise overcome technological challenges and competing technologies, our business, financial condition, and results of operations could be adversely affected.
We also must continually adapt to assist our customers in deploying our software in accordance with their specific requirements. If we cannot introduce new software features or enhance our existing software and enable customers to configure our software in a way that suits their needs, we may not be able to attract new customers, renew our contracts with existing customers, and expand their use of our software, which are important for the future of our business.
We have incorporated and may continue to incorporate traditional AI, ML and generative AI solutions into our platform, services, and products, including those based on large language models, and these applications may become more important to our operations or to our future growth over time. We may use AI solutions to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI or at all. We may also fail to properly implement or market our tech-enabled services that incorporate AI. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than we do, which could impair our ability to compete effectively and adversely affect our results of operations.
Our sales efforts involve considerable time and expense and our sales cycle can be long and unpredictable.
Our sales process involves educating prospective customers about the benefits and technical capabilities of our software. Many of our prospective customers are municipalities and other governmental entities, which may be required to conduct a thorough procurement process involving a detailed review of competitive bids. If we are not able to effectively expand our sales capabilities to meet the needs of our customers, it could harm our ability to increase our customer base. Where possible, we make use of alternative procurement channels (such as piggybacking, cooperative purchasing and sole sourcing), but we may not be able to continue to expand sales through these channels as quickly as anticipated, due to customer reluctance or regulatory change. For example, it may take nine to eleven months from opportunity creation to contract execution and some solutions can be implemented within minutes while others may require two to three months from contract execution to go-live generally due to complexity of change management, community communications and scope of services. We may spend substantial time, effort, and money on our sales and marketing efforts without any assurance that our efforts will result in a new contract or renewal. As a result of these factors, we may face greater costs, longer sales cycles, and less predictability.
Our continuously evolving business makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.
Our business has significantly evolved since we first launched the Via platform for software and tech-enabled services. We have added transportation verticals like paratransit, school transport, fixed-route and data and analytics offerings, along with our standard software and tech-enabled services. We operate using different labor models and under different licenses and regulatory frameworks, depending on the features of the service offered and the needs of our customers. Currently, we operate with independent contractor driver partners in some locations and with employed drivers in other locations. When we operate with independent contractor drivers, we typically are licensed as a TNC. However, where we operate with employed drivers, use larger vehicles, and/or operate safety-sensitive transportation verticals like paratransit, we are typically licensed as a motor carrier or under a more traditional regulatory framework for public transit services. In the future, we may continue to change our range of products and services to better meet the needs of our customers. We may also explore new contract structures, labor models and pricing methodologies, which may subject us to new regulatory frameworks. Our evolving business and relatively limited operating history with respect to certain of our products and services make it difficult to evaluate our future prospects and the risks and challenges we may encounter, including risks and challenges related to our ability to:
•forecast our revenue and budget for and manage our expenses and cash flows;
•comply with existing and new laws and regulations applicable to our business;
•plan for and manage capital expenditures;
•anticipate and respond to changes in macroeconomic conditions in the markets in which we operate;
•maintain and enhance the value of our reputation and brand;
•effectively manage our growth;
•successfully expand our geographic reach;
•hire, integrate, and retain talented people at all levels of our organization;
•successfully develop new applications for our software;
•support our customers in their efforts to secure continued sources of public funding for our products and services;
•initiate, retain, and grow our relationships with customers; and
•attract and retain drivers and passengers in a cost-effective manner.
If we fail to address the risks and challenges that we face, including those listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data with respect to certain of our products and services and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries and verticals. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks and challenges successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.
Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as ongoing political and economic instability, may adversely affect our engineering operations and our research and development efforts, which could lead to a decrease in revenues.
Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.
We are a U.S. company with two wholly-owned Israeli subsidiaries, Via Transportation Technologies Ltd, and Via Mobility Israel, Ltd. Our Chairman and Chief Executive Officer is originally from Israel and we have over 300 employees in Israel, mostly located in Tel Aviv, who primarily support the engineering, research and development and product development functions.
In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. Over 20% of our employees in Israel have been called to active military duty since the conflict began on October 7, 2023 and approximately 5% are currently serving. The absence of our employees, including those who serve in critical roles for us, due to their military service in the current or future wars or other armed conflicts, may materially and adversely affect our ability to conduct our operations. Further, the ongoing war has included and may continue to include various methods of armed attacks that have already caused and may cause further damage to private and public facilities, infrastructure, utilities, and telecommunication networks. This may require the temporary closure of our offices or facilities or affect our employees’ ability to work, negatively impacting our ability to conduct business efficiently, thereby leading to increased costs associated with alternative solutions or contingency measures. Such attacks may also pose risks to the safety and effectiveness of our workforce and impair our ability to maintain business continuity, which would likely result in substantial direct and indirect costs that may not be recoverable from our commercial insurance.
Although we continue to monitor the situation closely, to date our operations in Israel have continued without material interruption. In 2024, we did not generate any revenue from sales to customers in Israel, and as of the date of this filing, the vast majority of our employees are located outside of Israel. This is a rapidly changing situation, and we cannot predict how events will develop over the coming months. There can be no assurance that a significant expansion or worsening of the war will not have an adverse effect on our ongoing development efforts, our business and our operating results.
We have regular interactions with governmental officials in the ordinary course of business and are subject to anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.
We are subject to anti-corruption, anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.S. domestic bribery statute contained in

18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, sections of the German Criminal Code that prohibit bribery and granting of benefits to public officials (i.e. “Vorteilsgewährung", Section 333 GCC and “Bestechung”, Section 334 GCC) and other anti-corruption, anti-bribery, lobbying, and anti-money laundering laws in the countries in which we do business. These laws generally prohibit us and our employees from improperly influencing government officials in order to obtain or retain business, direct business to any person, or gain any improper advantage. 90% of our business is derived from government contracts and we have regular contact with governmental officials as our customers and to obtain permits and licenses to operate our business. While the Trump Administration recently issued a February 10, 2025 Executive Order pausing initiation of new FCPA enforcement investigations or actions, the federal government may resume FCPA enforcement activity in the future, and the Executive Order has no effect on the enforcement of anti-corruption laws in the foreign jurisdictions in which we operate, nor on U.S. state and local anti-corruption laws. Furthermore, many of our governmental contracts contain explicit prohibitions on bribery of governmental officials.The FCPA and other applicable anti-bribery and anti-corruption laws also expose us to liability for the acts of corruption and bribery committed by our third-party business partners, representatives, and agents who may act on our behalf, even if we do not explicitly authorize such activities.
U.S. public companies are required to maintain books and records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. While we have policies and procedures in place to address compliance with the FCPA, the U.K. Bribery Act 2010, and other applicable anti-bribery and anti-corruption laws and regularly train our employees in this area, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, legal fees and fines, loss of export privileges, criminal or civil sanctions or suspension or debarment from government contracts, diversion of management’s attention and other adverse consequences to our business that could adversely affect our business, financial condition, and results of operations.
Our platform enables transportation that serves vulnerable or specialized populations (including paratransit, NEMT, and school transport), which may expose us to increased regulatory requirements, increased regulatory scrutiny, and increased liability. Any actual or perceived failure by us or our customers to comply with such regulatory requirements could adversely affect our business, financial condition, and results of operations.
Transportation operations serving vulnerable or specialized populations may be subject to additional regulatory requirements beyond those listed above. For example, there are federal, state, and local laws governing the collection and use of student data or data from children, such as the Family Educational Rights and Privacy Act and Children’s Online Privacy Act (“COPPA”). When we provide our software for school transport, we must ensure compliance with all relevant laws covering student data and are subject to the heightened reputational risks associated with a data breach involving student data.
In addition, when we provide our software and tech-enabled services for paratransit or NEMT, we may receive sensitive medical information, which may subject us to the Health Insurance Portability and Accountability Act (“HIPAA”) or other similar laws. We may also have to comply with additional licensing requirements and regulatory obligations, such as those set forth in the Americans with Disabilities Act (“ADA”). Ensuring compliance with these regulations may be costly. If we fail to comply, we could face fines or debarment from further contracts.
Furthermore, any incident that arises during a paratransit or school transport operation may cause us to face significant reputational harm in connection with an accident, injury, allegation of abuse, or other incident involving vulnerable members of the population if our name is in any way associated with the service.

We are subject to laws and regulations related to compliance with trade and economic sanctions that could impair our ability to compete in international markets in which our products and services may not be sold or subject us to liability if we violate these laws and regulations.
As we grow our international presence and as other global factors develop, we are increasingly exposed to trade and economic sanctions and other trade-related restrictions, including but not limited to tariffs imposed by the United States, the European Union and other governments and organizations. Tariffs imposed on the auto industry could make it more expensive or more difficult to procure the specific types of vehicles necessary for our services, especially where we use larger vans, paratransit or wheelchair accessible vehicles. Where we are subject to Buy America requirements, tariffs on foreign vehicles could lead to limited availability of compliant vehicles domestically. Retaliatory tariffs imposed by foreign governments could make it less competitive for us to sell our products internationally. The U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council and other relevant government authorities generally prohibit the sale of products or provision of services to countries, governments, and persons targeted by sanctions. While we take precautions and have procedures in place to prevent our products and services from being sold in violation of these laws and regulations, we cannot guarantee that the precautions we take will prevent all violations by us, our employees and representatives acting on our behalf.
Violations of sanctions or export controls may expose us to significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Any such violation could materially adversely affect our reputation, business, results of operations and financial condition.
Our business may be affected by sanctions and export controls targeting Russia.
Following Russia’s invasion of Ukraine in 2022, the U.S. and U.K. governments and the European Union, among other jurisdictions, introduced various packages of sanctions and export controls targeting Russia and various Russian entities and individuals. Due to the evolving nature of geopolitical events and the U.S. relationship with Russia and Ukraine, we cannot predict if these sanctions will remain or if additional sanctions will be issued.
We have in the past, and may in the future, identify that shares in the Company are owned by entities which are associated with individuals or entities that are targeted by sanctions imposed by, amongst others, the United Kingdom, the European Union and the United States. As a result of such determination, we have currently blocked the shares of two shareholders who each hold less than 1% of the fully diluted shares of the Company. These shareholders cannot buy or sell our securities, receive dividends or vote their shares. In addition, one of these shareholders is subject to sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and we have filed corresponding blocked property reports with OFAC. Although we take steps designed to ensure compliance with applicable sanctions and export control laws and regulations, such steps involve additional costs and we may fall short of ensuring compliance with evolving regulatory requirements. Any violations of applicable sanctions and export controls laws or regulations may expose us to significant penalties and materially adversely affect our reputation, business, results of operations and financial condition.
We may expand our platform and pursue initiatives, including electric vehicle partnerships, autonomous vehicle partnerships, logistics, and advertising, which may not be successful.
We have invested, and plan to continue to invest, in partnerships with autonomous vehicle and electric vehicle providers for potential deployments. Autonomous driving is still a novel concept in the transit space and it involves a complex set of technologies and subjects us to increased litigation and regulatory risks. In order to gain acceptance, the reliability of autonomous vehicle technology must continue to advance. As we further pursue those types of deployments in various cities around the country and across the world, we may face implementation challenges and regulatory hurdles, which may adversely affect our business, reputation, brand, financial condition, and results of operations. There can be no assurance that these efforts will result in a successful deployment or that the market for these new services and initiatives will grow to the level we expect, and even if it does, that we will be able to execute on our business strategy or that our deployments will be successful.
In addition, autonomous vehicle technologies involve significant risks and liabilities. Collisions, including fatal collisions, have happened. Failures of autonomous vehicle technologies that we may offer on our platform, or crashes involving autonomous vehicles using the technology of our partners, could generate substantial liability for us, increase our insurance costs, create negative publicity or result in regulatory scrutiny, all of which would have an adverse effect on our reputation, brand, business, prospects, and operating results.
Federal and state government regulations specifically designed to govern autonomous vehicle operation, testing and/or manufacture are developing. If regulations of this nature are implemented, we may not be able to offer autonomous vehicle technologies on our platform in the manner we expect, or at all. Further, if we or parties with which we partner to offer autonomous vehicle technologies are unable to comply with existing or new regulations or laws applicable to autonomous vehicles, we and our partners could become subject to substantial fines or penalties.
Further, autonomous vehicle technologies are highly technical and complex and have in the past and may in the future experience defects, errors or bugs at various stages of implementation. In the event of such defect, error or bug, we may incur significant additional development costs, repair or replacement costs, insurance claims activity or uninsured losses, or liability for personal injury or property damage caused by such errors or defects.
If we are unable to make strategic acquisitions and investments or successfully integrate them into our business, our business, financial condition, and results of operations could be adversely affected.
As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets as well as strategic investments that complement our business. For example, in March 2021, we acquired Remix, a leading cloud-based transit planning software company focused on planning public transit, managing bus networks, and designing safe streets, and in 2023, we acquired Citymapper, a leading provider of a consumer-facing journey planning Mobility-as-a-Service (“MaaS”) app. There is no assurance that any businesses we acquire will be successfully integrated into our business or generate substantial revenue.
Acquisitions involve numerous risks, any of which could harm our business and negatively affect our business, financial condition, and results of operations, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related lawsuits or claims;
•difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;
•difficulties in retaining key employees, customers, or business partners of an acquired company;
•challenges with integrating the brand identity of an acquired company with our own;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;
•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, enabling services, and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected.
We could be subject to claims from passengers, drivers or third parties that are harmed while our software is in use, which could adversely affect our business, reputation, brand, financial condition, and results of operations.
We are regularly subject to claims, lawsuits, investigations, and other legal proceedings relating to injuries to, or deaths of, passengers, drivers, or third parties that are attributed to us, including claims alleging that we are directly or vicariously liable for the illegal or improper acts of drivers or passengers.
We have incurred expenses to settle personal injury claims, which we sometimes choose to settle for reasons including expediency, protection of our reputation, and to prevent the uncertainty of litigating. We expect that such expenses will continue to increase as our business grows and we face increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any passengers, drivers or other third parties could result in negative publicity and harm to our brand, reputation, business, financial condition, and results of operations. Our insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability we face, especially where any one incident, or a group of incidents, could cause disproportionate harm, and we may have to pay high premiums or take on high self-insured retentions for our coverage. If we experience a higher than normal rate of accidents, the cost of our insurance may increase.
Where we rely on third-party background check providers, such as Checkr, to screen potential drivers, if such providers fail to provide accurate information, our business, financial condition, and results of operations could be adversely affected. At the same time, if our background checks are too restrictive and inadvertently prevent otherwise qualified drivers from using our platform, or if we are unable to implement and communicate these measures fairly and transparently, our business could be negatively impacted. As we expand our customer base to include paratransit, NEMT, and school transport, we may be subject to an increasing number of claims, lawsuits, investigations, or other legal proceedings related to injuries to, or deaths of, passengers utilizing these services. Transporting vulnerable individuals, such as sick patients, elderly people, persons with disabilities, and children, carries higher than normal risk of serious injury and death, and any issues in the transportation of vulnerable individuals may receive increased media attention and result in increased harm to our brand and reputation.

We often rely on third-party providers for customer support, and any difficulties in these arrangements could adversely impact our business, financial condition, and results of operations.
We often rely on third-party service providers in locations including Spain, El Salvador, South Africa and the Philippines for customer support services for passengers and drivers. We cannot control all of the factors that might affect the quality and fulfillment of these customer support services, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such third-party service providers may not fulfill their obligations to us or our customers or may otherwise fail to meet expectations, (iii) that such service providers may engage in fraudulent activity or increase our vulnerability to cyber-attacks, and (iv) that such third-party service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control. Such providers also are subject to state, federal, foreign and other regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.
Our revenue and results of operations are partially dependent on the actions of these third-party service providers. If one or more of these third-party service providers cease to provide customer support services to our customers, or are no longer able to provide them on competitive terms, and we are unable to find a suitable replacement provider of customer support services, it could have a material adverse effect on our business, revenue, and results of operations. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.
We rely on third-party insurance policies, self-insured retentions, and deductibles to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.
We bear significant financial risk below the self-insured retention amounts and above the limits of our insurance policies with respect to auto-related incidents (including bodily injury, property damage, abuse and molestation and uninsured and underinsured motorist liability) in connection with deployments where our tech-enabled services include fleet management and driver operations.
To comply with certain state insurance regulatory requirements for auto-related risks and to help manage our risk overall, we procure a number of third-party insurance policies which provide the required coverage in such states. We also procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liabilities. For certain types of operations-related risks or future risks related to potential new services (such as autonomous vehicles), we may not be able to, or may choose not to, acquire insurance. While we continuously re-evaluate the structure and limits of our insurance program, we may make incorrect predictions about the risk that we face and retain more or less risk than would have been financially optimal in hindsight. We may not obtain enough insurance to adequately mitigate such vehicle and driver-related risks, risks related to contractual indemnity obligations or risks related to our new and evolving transportation verticals. We may also have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. This may make it harder to procure insurance at a competitive rate and may negatively impact our ability to attractively price and win competitive procurements. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any claims that we make.
Insurance providers have raised premiums and deductibles for many businesses in the mobility and transit operations sectors and may do so in the future. Further, our paratransit, school transport and NEMT services may carry a higher risk of accident-related claims, and our insurance policies for those specific businesses may not be sufficient, subjecting us to additional expenditures. Similarly, our fixed-route and network operations may require a different insurance structure with higher limits to sufficiently insure for the risk of operating larger vehicles with a greater number of passengers. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits, (ii) legacy claims and loss history develop on a more negative trajectory than predicted and reserved for, (iii) we experience a claim in excess of our coverage limits, (iv) our insurance providers fail to pay on our insurance claims, (v) we experience a claim for which coverage is not provided or which exceeds our policy limits, or (vi) the number of claims under our deductibles or self-insured retentions differs from historic averages.
Our workforce and operations have grown substantially since inception and we expect that they will continue to do so using different labor models. If we are unable to effectively manage that growth, our reputation and brand, business, financial condition, and results of operations will be adversely affected.
Since our founding, we have experienced rapid growth in our employee headcount, customer count, geographic reach, and scale of our operations, and we expect to continue to experience growth in the future. The number of our full-time corporate and local operational employees was 951 as of December 31, 2024. Additionally, we utilize approximately 860 employed drivers in certain markets as well as independent contractors and temporary personnel to supplement our workforce. We have works councils, statutory employee representation obligations, and union agreements in the United States and in certain countries outside the United States. Employee growth has occurred both at our New York headquarters and in a number of our offices across the United States and internationally. This growth has placed, and may continue to place, substantial demands on our management and operational and financial infrastructure. Our efforts to return to office-based work following the COVID-19 pandemic may also complicate the efforts of our management team to effectively manage our growth. We will need to continue to improve our operational and financial infrastructure in order to manage our business effectively and accurately report our results of operations.
In certain deployments where we employ drivers and local operational employees as part of our workforce, including in Sioux Falls, South Dakota and San Francisco and Los Angeles, California, those employees have unionized and are party to collective bargaining agreements. While we work cooperatively with unions including the Amalgamated Transit Union (“ATU”), the Teamsters, and SMART, respectively, in these locations, managing a unionized workforce is subject to certain challenges. If more employed drivers in our deployments, or employed drivers in new deployments, seek to unionize, or if our current unionized workforce believes that we are not honoring obligations under our collective bargaining agreements, we could face strikes and work stoppages, picketing, work slowdowns, filing of grievances, arbitration demands, filing of unfair labor practices charges with the National Labor Relations Board (the “NLRB”) and additional labor-related litigation. Any of the foregoing may require us to incur additional costs related to wages and benefits and may lead to inefficiencies in operations, unanticipated costs in sourcing temporary or third-party labor, legal fees, and interference with customer relationships. In addition, unionization of driver employees could result in delayed adoption of new technology, added costs in the form of driver pay or benefits, and actual or perceived declines in rider safety related to union requirements to prioritize seniority over driver performance standards. Further, negotiations of our collective bargaining agreements may be time-consuming and could result in higher ongoing labor costs.
We have made, and intend to continue to make, substantial investments in our platform, customer service, and sales and marketing infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies, and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel. Additionally, if we do not manage the growth of our business and operations effectively, the quality of our software and the efficiency of our operations could suffer, which could adversely affect our reputation and brand, business, financial condition, and results of operations.

 Our business depends on hiring and retaining high-quality personnel, and attrition or an inability to continue hiring high-quality personnel, or unsuccessful succession planning could adversely affect our business, financial condition, and results of operations.
Our future success will depend in part on the continued service of our senior management team (including our Chairman and Chief Executive Officer, Daniel Ramot), as well as key technical employees and other highly skilled employees, and on our ability to continue to identify, hire, develop, motivate, and retain talented employees. All of our employees, including our Chairman and Chief Executive Officer and other members of the senior management team, work for us on an at-will basis, and there is no assurance that they will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute its plans and strategies, our business, financial condition, and results of operations could be adversely affected.
We face intense competition for highly skilled employees, especially in New York, San Francisco, London and Tel Aviv, where we have a substantial presence and need for highly skilled employees. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our Class A common stock following this offering may be volatile and could be subject to fluctuations in response to various factors. If the perceived value of our equity awards declines for this or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Many of our employees may receive significant proceeds from sales of our equity in the public markets following this offering, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train, and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity and engagement could suffer, which could adversely affect our business, financial condition, and results of operations.
While we took active measures to promote health and safety in response to the COVID-19 pandemic, most of those COVID-19-related health measures have since been phased out. We may not have sufficient protection or recovery plans to deal with similar public health threats in the future. Although most of our employees world-wide have returned to full time or hybrid in-office work and all of our offices are open for in-person work, which we encourage as a model for team collaboration, certain of our employees continue to work remotely and employees in the future may request to do so. It is possible that any long-term hybrid or remote work arrangements could have a negative impact on our ability to recruit, train, manage, and retain employees, our operations, our information, data security and cybersecurity; consumer privacy and the risk of fraud, the execution of our business plans, our ability to maintain and strengthen our company culture and the productivity and availability of key personnel and other employees necessary to conduct our business, or could otherwise cause operational failures due to changes in our normal business practices.
Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business, financial condition, and results of operations could be harmed.
We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:
•failure to identify, attract, reward, and retain people in leadership positions who value kindness, perseverance, and teamwork and further our culture, values, and mission;

•the increasing size and geographic diversity of our workforce;
•competitive pressures to move in directions that may divert us from our mission, vision, and values;
•the continued challenges of a rapidly evolving industry;
•impacts on morale and productivity due to geopolitical instability in and around Israel;
•the increasing need to develop expertise in new areas of business that affect us;
•maintaining our company culture in a hybrid work model;
•negative perception of our treatment of employees or others or our response to employee sentiment related to political or social causes or actions of management; and
•the integration of new personnel and businesses from acquisitions.
If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.
Our reputation and brand are important to our success, and if we are not able to continue developing our reputation and brand, our business, financial condition, and results of operations could be adversely affected.
We believe that building a strong reputation and brand as a provider of safe, reliable, and affordable transit technology and related services is critical to our ability to achieve our business objectives. We spend a significant amount of money and other resources to create brand awareness and build our reputation. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our platform or our company may harm our reputation and brand, including as a result of:
•complaints or negative publicity about us, drivers or passengers, our services, or our policies and guidelines, even if factually incorrect or based on isolated incidents;
•actual or perceived disruptions or defects in our software, such as privacy or data security breaches, site outages, payment disruptions, or other incidents that impact the reliability of our software;
•litigation over, or investigations by regulators into, our software;
•a failure to operate our business in a way that is consistent with our values and mission;
•inadequate or unsatisfactory support service experiences;
•illegal or otherwise inappropriate behavior by our management team or other employees or contractors;
•negative responses to new transportation verticals that we may enter into in the future;
•negative responses to the discontinuation of an existing business, segment, or transportation vertical;
•illegal, negligent, reckless, or otherwise inappropriate behavior by passengers or third parties;
•negative experiences by passengers or drivers using public transportation powered by our platform or operated by us;
•negative or insufficient responses to our marketing and advertising campaigns; or

•any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.
If we do not successfully develop our brand and reputation and successfully differentiate our software from those of our competitors, we may not be able to compete effectively. This could mean we could lose existing customers or struggle to attract new customers, which could adversely affect our business, financial condition, and results of operations.
We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.
Historically, we have financed our operations primarily through equity issuances, debt financing and cash generated from our operations. To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our software. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new software features or otherwise enhance our platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Although we currently anticipate that our existing cash and cash equivalents, together with our cash flow from operations and amounts available under our amended and restated credit agreement with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, HSBC Ventures USA Inc. and the other lenders party thereto, as amended (our “Credit Agreement”), will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock.
We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, and results of operations may be adversely affected.
Changes in global and U.S. tax legislation may adversely affect our business, financial condition, and results of operations.
The rules dealing with U.S. federal, state, and local income taxation are constantly under review through the legislative process and by the Internal Revenue Service, the U.S. Department of the Treasury, and state and local tax authorities. Changes in U.S. tax laws or their interpretations (which may have retroactive application) could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. We are currently unable to predict whether any changes to U.S. tax laws will occur and, if so, the ultimate impact on our business, financial condition, results of operations, and cash flows. Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, potentially adversely affecting our business, financial condition, and results of operations.
We are expanding our international operations to better support our growth into such markets, and as such, we may be subject to tax laws in new jurisdictions. Our corporate structure and associated transfer pricing policies consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new or revised tax laws or revised interpretations of existing tax laws and precedents, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements, potentially adversely affecting our liquidity and results of operations. Changes in the income and other tax laws of the United States or the international jurisdictions in which we operate could result in double taxation of our international earnings and potentially adverse tax consequences and foreign tax credit relief may be limited. In addition, the authorities in these jurisdictions could challenge our methodologies, disagree with our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. If such a challenge or disagreement were to occur, and our position were not sustained, it could adversely affect our business, financial condition, and results of operations.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2024 we had accumulated $706 million of federal net operating loss carryforwards (“NOLs”), and $1.22 billion and $1.06 billion of pre-apportionment and post-apportionment state NOLs, respectively. Certain of these NOLs will begin to expire in 2032 and 2027, respectively, and it is possible that we will not generate taxable income in time to use the NOLs before their expiration. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-ownership change NOLs and other tax attributes, including research and development tax credits, to offset its post-ownership change income may be limited. In general, an “ownership change” will occur if the ownership of our stock by certain shareholders or groups of shareholders changes by more than 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering, some of which may be outside of our control. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire may be subject to limitations.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition, and results of operations.
We are subject to indirect taxes, such as payroll, sales, use and goods, and services taxes, VAT, and gross receipt taxes in the jurisdictions in which we operate and we may face various indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, we collect and remit indirect taxes and claim input tax credits for certain indirect taxes paid to vendors. However, tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, ability to claim credits or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes could result in substantial tax liabilities (including taxes on past sales, as well as penalties and interest) and adversely affect our business, financial condition, and results of operations. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes. We have not reserved for potential payments for inaccurately computed or reported tax liabilities in our financial statements and if such liabilities arise, our business, financial condition, and results of operations could be adversely affected. As a result of these and other factors, the ultimate amount of tax obligations owed by us may differ from the amounts recorded in our financial statements and any such difference may adversely affect our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined. Additionally, if our customers try to pass along increased taxes and they choose to raise fare prices, use of our platform may decline.

The application of non-income or indirect taxes (such as sales and use tax, goods, and services tax, business tax, gross receipt tax, and other taxes) to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. One or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours, such as by enacting laws that tax services delivered over the internet. Such legislation could require us or our customers to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance, and audit requirements, which could make our platform less attractive and could adversely affect our business, financial condition, and results of operations.
Increased audit activity by federal, state, local and foreign tax authorities could result in additional tax liability.
Given the need for governments to increase revenue, as well as the increasingly competitive and complex tax landscape, it is anticipated that global tax audits will increase in frequency. We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions, and our intercompany relationships are subject to transfer pricing regulations administered by taxing authorities in various jurisdictions. During an audit, the relevant taxing authorities might disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. Tax auditors also may not agree with our conclusions as to whether our services are subject to indirect taxes in various jurisdictions, our calculation of payroll-related taxes or our calculation of NOLs. If such a disagreement were to occur, and our positions were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We could also be subject to audits in states and foreign jurisdictions in which we have not accrued tax liabilities. A successful assertion that we should have been collecting and should continue to collect additional sales or other taxes in jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities for past sales, or otherwise harm our business, financial condition and results of operations.
Our business, financial condition, and results of operations may be adversely affected by changes in accounting principles.
U.S. generally accepted accounting principles (“U.S. GAAP”) is subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. For example, in February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requiring disclosure regarding key information about leasing transactions. We adopted this accounting standard as of January 1, 2022. It is difficult to predict the impact of this change and future changes to accounting principles or our accounting policies, any of which could adversely affect our business, financial condition, and results of operations.
We are exposed to fluctuations in currency exchange rates and interest rates.
Because we conduct a portion of our business in currencies other than U.S. dollars but report our consolidated financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates.

While most of our revenue and operating expenses are incurred in U.S. dollars, a portion of our revenue and operating expenses are incurred in currencies other than U.S. dollars, notably in Israeli shekels and Euros. As exchange rates vary, revenue, cost of revenue, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results. We do not currently hedge against the risks associated with currency fluctuations but may do so in the future. As a result, our financial condition and results of operations could be adversely affected.
Because our revenue is recognized over the term of the contract, downturns or upturns in our business may not be reflected in our results of operations until future periods.
We generally recognize revenue ratably over the terms of our customer contracts. Consequently, the termination of any of our customer contracts or decrease in revenue generated by any of our customer contracts may only have a small impact on our revenue for that quarter but will negatively affect our revenue and cash flows in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our platform may not be reflected in our results of operations until future periods.
In services where we provide tech-enabled services that include contracting with independent contractor driver partners, our business would be adversely affected if they were classified as employees.
In some deployments or operations where we contract with independent contractor driver partners, we are subject to claims, lawsuits, arbitration proceedings, administrative actions, regulatory inquiries, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of drivers as independent contractors. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities. While we take measures to ensure that our deployments utilizing employed drivers are structured differently than those deployments that utilize independent contractor driver partners, the fact that we operate deployments in using different labor models may enhance misclassification risk. Accordingly, our independent contractor driver partners may be classified as employees in some jurisdictions, especially in light of the evolving rules and restrictions on service provider classification. A reclassification of these drivers as employees would adversely affect our business, financial condition, and results of operations, including as a result of:
•monetary exposure arising from, or relating to, expenses associated with the application of wage and hour laws, taxes and withholdings, expense reimbursement, damages, penalties and government fines;
•injunctions prohibiting continuance of existing business practices;
•claims for employee benefits, social security, workers’ compensation, and unemployment;
•claims of discrimination, harassment, and retaliation under civil rights laws;
•claims under laws pertaining to unionizing, collective bargaining, and other concerted activity;
•other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including allegations of joint employer liability or agency liability; and
•harm to our reputation and brand.
We have resolved a number of past actions challenging the classification of independent contractor driver partners who currently or previously have provided services on our platform as independent contractors in California, Illinois, New Jersey, and New York, including individual arbitration demands as well as collective and putative class actions filed in state courts. Although Proposition 22, which permitted California TNCs to classify their drivers as independent contractors, was upheld by the U.S. Supreme Court in July 2024, other states may seek to pass laws requiring that drivers be classified as employees.

Any such laws, which may include certain provisions regarding compensation, benefits, and certain other requirements, could become applicable to us and drivers in various jurisdictions. To the extent that drivers are determined to be employees under state or federal law, we may be required to cease to rely on independent contractor driver partners as a labor source. Even if state laws do not reclassify drivers as employees, such laws could impact our business.
If we are unable to attract or maintain an adequate number of drivers in line with our budgeted costs for labor for our deployments or operations, whether as a result of changes to labor laws, reclassification, competition or other factors, certain of our deployments or operations will become less efficient or more costly to provide, and our financial results could be adversely impacted.
Outside of the United States, changes to local laws or governmental regulations, or judicial decisions regarding independent contractor classification, could require us to reclassify drivers as employees or “workers” where we rely on or have relied on independent contractor driver partners. There are no pending claims against us regarding the classification of independent contractor driver partners outside of the United States.
Our operations can be seasonal, and our financial performance in certain periods may not be indicative of, or comparable to, our financial performance in subsequent periods.
Our financial results and revenue may vary greatly from quarter to quarter and year to year depending on, among other things, fluctuations in weather, seasonal variations in travel patterns of passengers, the procurement cycles of our customers, the seasonality inherent in some of our customers’ businesses (e.g., increased demand for services prior to the commencement of a new school year or a new fiscal budget year, decreased ability to execute contracts quickly over summer months or during holiday periods, fluctuations in demand for services over holiday periods and during other seasonal events), short-term changes in demand due to varying weather conditions (e.g., winter storms), and general economic conditions. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. As we serve more large customers and expand our services in transportation verticals with unique seasonal trends (such as school transport), our sales cycle may increase the variation of our results from quarter to quarter and year to year.
Risks Relating to our Intellectual Property, Data, and Cybersecurity
Changes in domestic and international laws or regulations relating to data privacy, data security, data protection, or the collection, use, protection, disclosure, or transfer of personal data, or any actual or perceived failure by us or our vendors to comply with such laws and regulations or any other related obligations, including contractual obligations, could result in significant liability or reputational harm and adversely affect our business, financial condition, and results of operations.
We receive, process, transmit, and store information that relates to individuals and/or constitutes “personally identifiable information”, “personal data”, or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about users of our platform, employees, business contacts, and other third parties. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf. We and our vendors are subject to numerous laws and regulations in the countries in which we operate which address data privacy and security and the collection, storing, sharing, use, transfer, disclosure, protection, and processing of Personal Information. These laws, rules, and regulations evolve frequently, and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.  For example, Section 5 of the Federal Trade Commission Act prohibits companies from making false or misleading statements about their privacy or data security practices, such as misrepresentations about how they collect, use, share, and secure consumers’ personal information. Section 5 also prohibits unfair practices that the FTC deems to be likely to harm, or do harm, consumers. The FTC, and state authorities as well, have initiated deceptive or unfair data practice enforcement cases regarding allegations that companies are collecting, using, and sharing consumers’ personal information without their knowledge or consent, or retroactive changes to data privacy or security practices or policies, without notifying and obtaining sufficient permission.
In addition, in recent years, certain states have adopted or modified data privacy laws and regulations that may apply to our business For example, California’s Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the “CCPA”) introduced new rights for California residents and obligations for covered businesses collecting, using, disclosing and processing Personal Information. The enactment of the CCPA has prompted a wave of similar comprehensive privacy statutes that have been enacted in numerous U.S. states, and similar laws have been proposed in many other states and at the federal level as well. These laws could further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers. In addition, the development of numerous U.S. state laws creates the potential for a patchwork of overlapping but different state law requirements. For example, in order to comply with the varying state laws around cybersecurity incidents involving Personal Information, we must maintain adequate security measures, which require significant investments in resources and ongoing attention. New legislation proposed or enacted in a number of states imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and process confidential, sensitive, and Personal Information, and will continue to shape the data privacy environment nationally.
We also may record phone calls with passengers and use Personal Information for direct marketing and advertising purposes – both via email and text-based messaging. Therefore, we may also be subject to laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), the CAN-SPAM, and other state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act. In particular, the TCPA imposes significant restrictions on the use of telephone calls and text messages to residential and mobile telephone numbers as a means of communication when prior consent of the person being contacted has not been obtained. Additionally, the CAN-SPAM establishes specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, there is a risk if our customers, drivers or passengers use our platform in a manner that does not comply with applicable law or our policies. These laws expose us to civil claims, which could be costly to litigate, whether or not they have merit, to substantial statutory damages, costly settlements or penalties.
As a result of our international services and operations, we must also comply with a multitude of foreign data security and privacy laws. Virtually every jurisdiction in which we operate has established or is in the process of establishing data security and privacy legal frameworks with which we or our customers must comply. Our failure to comply with the laws of each jurisdiction may subject us to significant penalties. The data protection landscape in Europe is constantly evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the European Economic Area (“EEA”) the General Data Protection Regulation (“EU GDPR”) contains strict requirements for processing the personally identifiable information (or personal data, as defined in the GDPR) of individuals residing in the EEA, wherever that processing occurs. In the United Kingdom, we are also subject to data protection laws including the U.K. General Data Protection Regulation (“U.K. GDPR”) and the U.K. Data Protection Act 2018, in relation to our collection, control, processing, sharing, disclosure, and other use of personal data in the United Kingdom. The EU GDPR and the U.K. GDPR (collectively, the “GDPR”) have increased, and will continue to increase, our compliance obligations, including by mandating extensive documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain, and process information about them. In particular, under the GDPR, fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers between us and our subsidiaries of information regarding our business operations.
We may also be subject to European data protection laws regarding cross-border transfers of personal data outside the EEA, including to the United States. One of the primary safeguards used for transfers of personal data from the EEA to the United States, the Privacy Shield framework administered by the U.S. Department of Commerce, was invalidated by a decision of the EU’s highest court. As a result, we have adopted a modernized version of the European Commission’s Standard Contractual Clauses (“SCCs”), which apply to the transfer of personal data outside of the EU to a country not approved by the EU as providing an adequate level of protection for the processing of personal data. We cannot be sure how enforcement agencies will interpret the application of the modernized SCCs. Loss of our ability to transfer personal data from any jurisdiction may also require us to increase our data processing capabilities in that jurisdiction at significant expense. Inability to import personal information from the EEA to the United States may decrease demand for our software, as our customers that are subject to the GDPR and other European data protection laws may seek alternatives that do not involve personal data transfers out of those jurisdictions. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our platform and operating our business. Further, with respect to the United Kingdom, the U.K. GDPR contains restrictions on the transfer of personal data outside of the United Kingdom, including to the United States. For transfers between the EEA and the United Kingdom, the European Commission adopted an “adequacy decision” under the GDPR, and the United Kingdom’s “adequacy regulations” include countries in the EEA and countries covered by existing EU “adequacy decisions.” Any alteration to this situation may require us to make changes to our business practices, which could be time-consuming and expensive, and could generate additional risks and liabilities. To the extent that any of our service providers have been relying on invalidated or insufficient contractual protections for cross-border data transfers pursuant to the GDPR, we may have to renegotiate with or replace these service providers, which could limit our ability to process personal data from the EEA or the United Kingdom and/or increase our costs.
The GDPR further provides that EU member states may institute additional laws and regulations impacting the processing of personal data, including (i) special categories of personal data (e.g., racial or ethnic origin, political opinions, and religious or philosophical beliefs) and (ii) profiling of individuals and automated individual decision-making.
A number of legislative proposals in the EEA have imposed, and could continue to impose, new obligations in areas affecting our business, including the E.U. Artificial Intelligence Act (the “E.U. AI Act”) adopted in March 2024 and the European Data Act, adopted in December 2023. Some countries are also considering passing, or have passed, legislation implementing data protection requirements or requiring local storage and processing of information, or similar requirements, that could increase the cost and complexity of delivering our services, and new countries and territories are adopting such legislation or other obligations with increasing frequency.
Despite our efforts and those of our vendors to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law are incorrect and that our operations and practices are inconsistent with, or fail to meet all requirements of, such laws, regulations, or obligations. We may also be required to make costly changes to our systems, processes or products in order to comply with regulatory requirements. The failure or perceived failure by us or our customers, contractors or third-party service providers to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of Personal Information, could damage our reputation, discourage our customers from using our software, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of data privacy security concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.
If we, our customers, or our third-party providers experience a cybersecurity or data privacy incidents or other unauthorized, unlawful, or improper access to, use of, or destruction of, our proprietary or confidential data, including personal data, or that of drivers, passengers, and our customers, we may face loss of revenue, harm to our brand, business disruption, and significant liabilities.
Our business involves the collection, storage, processing, and transmission of Personal Information about passengers, drivers, and employees, along with other sensitive data, including proprietary information belonging to our business or our customers, such as trade secrets (collectively, “Confidential Information”). In addition to our own systems, we also rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business. We own and manage some of these information technology systems but also rely on those of third parties.
We face numerous and evolving cybersecurity risks, which may involve sophisticated and highly targeted attacks. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. Because techniques used to sabotage or obtain unauthorized access to information and networks change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. Threat actors may include our competitors, foreign governments, foreign government-backed actors, criminals, or other third parties. Such actors may in the future gain access to our IT systems or networks through various means, including through social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) information technology systems, products or services. Additionally, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. In addition, riders could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems, but could mistakenly attribute their own vulnerabilities to us. Further, security incidents experienced by other companies may also be leveraged against us. For example, credential stuffing attacks have become increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. In addition, ransomware attacks against infrastructure and software companies have been on the rise, as evidenced by the Change Healthcare and CDK Global cyber-attacks. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect. Although we have developed systems and processes that are designed to protect our data and the data of our customers and their riders, these security measures cannot guarantee security.
Any actual or perceived adverse impact on the availability, integrity, or confidentiality of our information technology systems or Confidential Information could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with our customers, result in significant legal (including class actions), regulatory and financial exposure, and lead to loss of driver or rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition, and results of operations. Further, and in particular because we contract with governmental entities, any actual or perceived adverse impact on the availability, integrity, or confidentiality of our information technology systems or Confidential Information could cause us to lose customers and impair our ability to win new contracts in the future. Any similar impacts on the systems or networks of any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. Additionally, any cyber-attacks or security incidents and privacy breaches directed at our competitors could reduce confidence in our industry as a whole and, as a result, reduce confidence in us. Further, any breaches or cyber-attacks aimed at our government entity customers, such as cyber-attacks against rail networks, ports, airlines and public transit agencies, could result in service disruption that could upend passengers’ local public transit systems, further harming our reputation and adversely affecting our business and results of operations.
We rely heavily on information technology systems across our operations. Our information technology systems (including mobile and online platforms and mobile applications supporting administrative functions such as human resources, payroll, accounting, and internal and external communications) and the information technology systems of our third-party service providers contain Confidential Information. Computer malware, viruses, spamming, and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Various other factors may also cause system failures, including power outages, catastrophic events, wildfires, inadequate or ineffective redundancy, issues with upgrading or creating new systems or platforms, flaws in third-party software or services, errors by our employees or third-party service providers, or breaches in the security of these systems or platforms. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and Confidential Information. Although we have developed systems and processes that are designed to protect Personal Information and Confidential Information, we cannot assure you that such measures will be effective. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our systems, Confidential Information or business. Any actual or perceived failure by us or our vendors to maintain the performance, reliability, security, and availability of our software and technical infrastructure to the satisfaction of our customers and certain regulators would likely harm our reputation and result in loss of revenue.
Additionally, there are significant monetary implications associated with security incidents. Defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations. Further, many governments have enacted laws that require companies to notify impacted individuals of data breach incidents, usually in writing. Under the terms of our contracts with our customers, we would be responsible for the costs of investigating and disclosing data breaches to customers, drivers, and passengers if their data was compromised in a breach of our systems, and in some cases, indemnifying customers for any damages caused by such breach. In addition to costs associated with investigating and fully disclosing a data breach, we could be subject to regulatory proceedings or private claims by affected parties, which could result in substantial monetary fines or damages, and our reputation would likely be harmed.
System failures and resulting interruptions in the availability of our applications or our software could adversely affect our business, financial condition, and results of operations as well as damage our reputation and result in a loss of customers, drivers, and riders.
It is critical to our success that all stakeholders be able to access our platform at all times. Our IT Systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military, or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities, and as a result, the occurrence of any such event, a decision by any of our third-party service providers to close its data centers without adequate notice or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on premise data center or cloud computing service. This could be time consuming and costly and may result in the loss of data, which could significantly interrupt the availability of our platform and harm our business and reputation. We may not be able to easily switch to another cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud and data center providers are subject to the same risks. Our business interruption or cyber insurance may not be sufficient to cover all of our losses that may result from interruptions in the availability of our platform as a result of systems failures and similar events. Further, because our platform is used in various cities by governmental entities, any system failures could limit the ability of the public to access their local transit system. This disruption could have negative implications for our business and reputation, as well as the ability of our customers to serve their citizens.
We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. These system failures generally occur either as a result of software updates being deployed with unexpected errors or as a result of temporary infrastructure failures related to storage, network, or computing systems. If we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new enabling services on our platform may be delayed or compromised, which would have an adverse effect on our growth and business. System failures in the future could result in significant losses of revenue. Moreover in certain contracts we are obligated to provide service level credits for system outages, and may provide similar such credits in the future. Any customer affected by a failure of our systems could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our software could adversely affect our business, financial condition, and results of operations as well as damage our reputation and result in a loss of customers, drivers, and riders.
In the event of an outage, it could take an extended period of time to restore full functionality to our technology or other operating systems, which could affect our ability to process and settle user transactions. Outages and disruptions to our platform, including any caused by cyberattacks, may harm our reputation and adversely affect our business, financial condition, and results of operations. Any such events, particularly if they result in a loss of confidence in our services, could adversely affect our business, financial condition, and results of operations.
Our software is highly technical, and any undetected errors could adversely affect our business, reputation, brand, financial condition, and results of operations.
The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates, sometimes multiple times per day, which increases the risk that errors and vulnerabilities are present. The third-party software that we incorporate into our platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in our code or from third-party software after release could result in performance issues, negative publicity and a loss of customers and revenue. Such vulnerabilities could also be exploited by malicious actors and result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Claims by others that we infringed their proprietary technology or other intellectual property rights could adversely affect our business, reputation, brand, financial condition, and results of operations.
We operate in an industry with frequent intellectual property litigation. Certain companies and rights holders may also seek to enforce and monetize patents or other intellectual property rights they own or have purchased or otherwise obtained. As we gain an increasingly high public profile and the number of competitors in our market increases, the possibility of intellectual property rights claims against us grows. Furthermore, from time to time, we may introduce new products, features, and services, which could increase our exposure to patent and other intellectual property claims from competitors, non-practicing entities, or other third parties.
Other parties have asserted, and in the future may assert, that we have infringed their intellectual property rights. Moreover, we have faced in the past, and may face in the future, claims from non-practicing entities that own patents and other intellectual property rights which have no relevant product revenue and against whom our own intellectual property portfolio may thus have no deterrent effect. There can be no assurances that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. An adverse outcome in any such dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights, cease offering solutions that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our software or enter into royalty or license agreements in order to obtain the right to use necessary technologies, which royalty or licensing arrangements may be unavailable on terms acceptable to us or at all.
Many potential litigants, including some of our competitors and non-practicing entities, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Accordingly, even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, brand, financial condition, and results of operations.
In addition, we could be required to indemnify our customers if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the customers in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims or in obtaining licenses or an agreement to resolve such disputes.
Failure to protect or enforce our intellectual property rights, or bring claims that others have infringed our proprietary technology or other intellectual property rights could harm our reputation, business, financial condition, and results of operations.
Our success is dependent in part upon protecting our intellectual property rights and technology (such as our software source code, information, data, processes, and other forms of information, know-how, and technology). Although we actively enforce our intellectual property rights, the steps we take to protect our intellectual property may not be sufficient or effective.
Furthermore, despite these precautions, it may be possible for third parties to use our intellectual property in an unauthorized manner or to challenge our registered intellectual property. Therefore, we may need to engage in litigation to enforce our rights. Litigation to protect and enforce our intellectual property rights is costly, time-consuming, and distracting to management. Our efforts to enforce our intellectual property rights have been and may continue to be met with defenses, counterclaims, and countersuits (including inter partes review proceedings) attacking the validity and enforceability of our intellectual property rights. Even if we are successful in any such litigation, the counterparty may still seek to appeal that ruling. We cannot predict the outcome of any pending post-trial motions or any appeals in such lawsuits, including in the RideCo litigation. See “Business—Legal Proceedings—Patent Litigation.” Further, additional enforcement efforts we undertake could be time-consuming and expensive, could require us to defend against retaliatory claims of patent infringement, could divert management’s attention and could potentially lead to negative publicity against us.
We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While we take precautions designed to protect our intellectual property rights, including such proprietary information or other trade secrets, it may still be possible for competitors and other third parties to copy or reverse-engineer our technology and use our proprietary information to create or enhance competing software and services, which could adversely affect our position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers, vendors, and customers, we cannot assure that these agreements will be effective in controlling access to, and use and distribution of, our intellectual property and proprietary information. Further, our competitors may independently develop technologies that are substantially equivalent or superior to our software.
We have entered into trademark co-existence and other settlement agreements with certain applicants and registrants of trademarks similar to our own, but despite our best efforts, new or existing trademark applicants or registrants may be unwilling to execute agreements with us. In the event of a failure to enter into an agreement, we may be unable to overcome third-party oppositions to our trademark applications or receive approval of our trademark applications from the applicable governmental authorities. Even if we execute such agreements, we may be required to agree to further restrictions or ongoing obligations.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. This could delay enhancements to our products, result in our substituting inferior or more costly technologies into our platform or force us to license technology from third parties, which we may not be able to do on commercially reasonable terms or at all. If we are unable to prevent the theft or infringement of our intellectual property or its exploitation, the value of our investments may be undermined and our business, financial condition, and results of operations may be adversely affected.
Our business depends upon the interoperability of our software across devices and operating systems that we do not control.
We have integrations with payment processors, transit aggregators, and third-party applications. In addition, our applications are accessed and used on iOS or Android devices. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with these applications, products, and services. In addition, we depend on the accessibility of our platform across third-party operating systems and applications that we do not control. The loss of interoperability or accessibility of our platform, whether due to actions of third parties or otherwise, could adversely affect our business, financial condition, and results of operations.
Certain companies may take actions that disrupt the interoperability of our software with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate and distribute our software. For example, substantially all of our customers deploy our software using mobile applications distributed through the Apple App Store and Google Play. Accordingly, our ability to deploy our software relies on Apple and Google maintaining open marketplaces that make applications available for download. We cannot assure that the marketplaces through which we distribute our software will maintain their current structures or that such marketplaces will not charge us or our customers fees to list these applications for download. Further, we cannot assure that our applications will be accepted into and made available through these marketplaces. If either Apple or Google determines that these applications do not comply with their terms of use, our business, financial condition, and results of operations could be adversely affected.
As our business and range of transportation verticals grows, we expect the types and levels of competition we face to increase. If any of the companies on whose devices and operating systems we depend should decide to modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our software, is otherwise unsatisfactory to us, our business, financial condition, and results of operations could be adversely affected.
We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.
We currently use ML and AI, both proprietary and third-party technologies, to improve our products and processes, such as to increase the efficiency of research and development and IT functionality, our support services, to improve the routing of vehicles, to anticipate demand for rides, to enhance transit planning simulations, for certain marketing activities, the analysis of our business intelligence and our fraud detection systems, and have plans to expand our use of AI in the future. Our research and development of such technology remains ongoing, and may be costly and yield inefficient results. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. If we fail to keep pace with rapidly evolving AI technological developments, especially in the transportation technology sector, our competitive position and business results may suffer.
At the same time, use of AI has recently become the source of significant media attention and political debate. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers or society, or result in our platform and services not working as intended. Human review of certain outputs may be required. We may license AI technologies from third parties that use models trained on data that could potentially violate intellectual property, privacy, or other third-party rights or violate law. Proprietary and third-party AI technologies could generate output that is infringing, and we could be subject to claims or lawsuits. While some providers of AI technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI technologies, we may not be successful in adequately recovering our losses in connection with such claims. These AI technologies may also produce results or generate content that is inaccurate or misleading or that cannot be explained by data. These AI technologies may incorporate data from third-party sources, including information they input into the AI tools, which may expose us to risks associated with data rights and protection.
In certain cases and in the future, we may rely on AI technology that is made available under open source licenses. Such technology may not be as reliable as proprietary technologies since open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the technology. See “—Our use of third-party open source software could adversely affect our ability to offer our software and subject us to possible litigation.”
Further, AI and ML models require training on training datasets prior to production use, and in some instances, AI algorithms or training methodologies may be flawed. We use datasets comprised of proprietary data that we own, such as anonymized and aggregated ridership data, origin-destination data, vehicle speeds data, and custom mapping data, as well as datasets comprised of third-party data, such as census data, General Transit Feed Specification (“GTFS”) data, and open-source mapping and road speeds data. We cannot be certain that the licensors of open source datasets or other sources had sufficient rights in the underlying data to be able to make them available under the license. If we are deemed to not have sufficient rights to the data we use to train our AI technologies, we may be subject to litigation by the owners of the content or other materials that comprise such data. Further, training on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data may result in models failing to provide acceptable results. The introduction of AI technologies, particularly generative AI, that have unintended consequences, unintended usage or customization by our customers, are contrary to responsible AI principles, or are otherwise controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, may cause us to experience brand or reputational harm, adversely affecting our business and consolidated financial statements, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, financial condition, and results of operations.
The regulatory framework governing the use of AI and ML technology is rapidly evolving, and we cannot predict how future legislation and regulation will impact our ability to offer products or services that we develop which leverage AI and ML technology.
The regulatory framework for AI and ML technology is rapidly evolving, and many regulatory bodies and federal, state, and foreign governments have globally introduced or are currently considering new laws and regulations relating to such technology. As a result, implementation standards and enforcement practices are also likely to remain uncertain for the foreseeable future, and we cannot determine the impact future laws, regulations, or standards may have on our business, or how best to respond to them in future.
The Trump administration may, as it has done in the past, rescind federal orders and/or administrative policies relating to AI and ML technology, or may implement new executive orders and/or other rulemaking relating to AI and ML technology in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. U.S. legislation related to AI and ML technologies has been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision-making among other new laws focused on AI and ML technologies. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act and Utah’s Artificial Intelligence Policy Act.
In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and established broad obligations for the development and use of AI-based technologies in the EU based on their potential risks and level of impact. The EU AI Act includes requirements regarding transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models.
Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be adversely affected.
Moreover, it is possible that additional laws and regulations will be adopted in the United States and foreign jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the way in which we use AI and ML technology. We may need to expend resources to modify our products or services or incur new research and development costs in order to comply with new laws or regulations. Further, the cost of compliance could be significant and may increase our operating expenses, which could adversely affect our business, financial condition, and results of operations. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of AI and ML technology and also may increase the burden and cost of research and development in this area.

The successful operation of our business depends upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control.
Our business depends on our customers’ ability to access our platform via the Internet and on passengers’ and drivers’ ability to access our platform via a mobile device and/or the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of passengers’ access to our platform. In addition, the Internet infrastructure, GPS signals, or telecommunications services that we and passengers rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our software. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our business, financial condition, and results of operations. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile access fees or other charges to Internet users increase, consumer traffic may decrease, which may have a negative impact on our revenue.
We also rely upon certain third parties to provide software for our deployments, which, depending on the location, includes Google Maps and TomTom for the mapping functions that are critical to the functionality of our platform. We do not believe that reliable alternative mapping solutions exist that can provide the global functionality that we require to operate our platform in all of the markets in which we operate. If such third parties cease to provide access to the third-party software that we and our customers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all. Furthermore, foreign governments might block our access to the internet or shut down access to third party mapping functionality that we need to provide accurate routing. Any of these events could adversely affect our reputation, business, financial condition, and results of operations.
We rely on third-party service providers for services, hosting, payment processing, data centers, and other aspects of our technology infrastructure. Any service disruptions or delays could adversely impact our business.
We currently host our platform and support our operations on datacenters provided by third-party service providers of cloud infrastructure services, including but not limited to Amazon Web Services (“AWS”). We do not have control over the operations of the facilities that we use. These types of facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The continuing and uninterrupted performance of our platform is critical to our success. We have experienced, and expect that in the future we will experience interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. In addition, any changes in service levels from our providers may adversely affect our ability to meet our customers’ requirements. Since the continuing and uninterrupted performance of our software is critical to our success, sustained or repeated system failures would reduce the attractiveness of our software. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our software, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new customers, any of which could adversely affect our business, financial condition, and results of operations. In addition, in the event that our agreement with one or more third-party providers of cloud infrastructure services is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers.
Our success also depends in part on our relationships with other third-party service providers. For example, we rely on third-party encryption and authentication technologies licensed from third parties that are designed to securely transmit Personal Information. We also rely on other software and services supplied by third parties, such as data warehouses and customer relationship management, communications, cyber-security, and anti-fraud software, and our business may be adversely affected to the extent such third-party software and services do not meet our expectations, contain errors or vulnerabilities, are compromised or experience outages. Any of these risks could increase our costs and adversely affect our business, financial condition, and results of operations. Further, any negative publicity related to any of our third-party service providers, including any publicity related to quality standards or safety concerns, could adversely affect our reputation and brand and could potentially lead to increased regulatory or litigation exposure.
With respect to technology infrastructure that we license from third parties, we cannot be certain that our licensors are not infringing the intellectual property rights of others or that the licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to offer software that relies on that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time, cost and effort and may be of lower quality or performance standards. This would limit and delay our ability to enter into new transportation verticals and increase the cost of serving our existing transportation verticals. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our software, which could adversely affect our business, financial condition, and results of operations.
We and our customers rely on third-party payment processors to process payments from passengers using our software. If such third-party payment processors do not perform adequately or if they terminate their relationship with us or our customers or refuse to renew their agreements with us or our customers on commercially reasonable terms, we will need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by such third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any failure by us or our third-party payment processors to comply with applicable laws and regulations for payment processors could cost us substantial resources or force us to stop offering certain features.
Our use of third-party open source software could adversely affect our ability to offer our software and subject us to possible litigation.
Our platform contains software features licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open source software we use, any undetected errors or defects could impair the functionality of our platform, delay the introduction of new features, result in outages on our platform, and injure our reputation. In addition, the public availability of such software may present additional security risks because it may be easier for hackers and other third parties to compromise our platform.
Some open source licenses also contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorize further modification and redistribution of that source code, make that source code available at little or no cost, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, or even link our proprietary software to open source software, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license, and we may also be precluded from charging a fee for the use of our proprietary software. The disclosure of our source code could also enable our competitors to create similar platform features with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.
Risks Relating to this Offering and Ownership of our Class A Common Stock
The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.
Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology or other stocks;
•changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;
•sales of shares of our Class A common stock by us or our stockholders;
•failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
•our failure to meet projections we may provide to the public;
•announcements by us or our competitors of new transportation verticals or software features;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;
•litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;

•announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•any significant change in our management;
•general macroeconomic conditions and slow or negative growth of our markets; and
•other events or geopolitical factors, including those resulting from war, incidents of terrorism, natural disasters, public health threats, or responses to those events.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
An active trading market for our Class A common stock may never develop or be sustained.
Although we intend to apply to list our Class A common stock on NYSE under the symbol “VIA,” we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.
If you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution.
An initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of $                per share of our common stock as of                , 2025 (after giving effect to the Existing Preferred Stock Conversion and the Note Conversion as if such events had occurred on such date). Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution of $                per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. See “Dilution.”
The issuance by us of additional shares of any class of common stock or convertible securities may dilute your ownership and could adversely affect our stock price.
As of                , 2025, there are an aggregate of                shares of Class A common stock issuable upon exercise of outstanding stock options held by individuals other than our Chairman and Chief Executive Officer, at a weighted average exercise price of $                per share and an aggregate of                shares of Class A common stock issuable upon the exercise of outstanding stock options held by our Chairman and Chief Executive Officer, at a weighted average exercise price of $                per share. The exercise of any of these options into shares of our Class A common stock would result in additional dilution.
From time to time in the future, we may also issue additional shares of our common stock or securities convertible into shares of our common stock. Although we have no current plans to issue any shares of Class C common stock in the future, we may issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, dividends, and equity incentives to our employees, consultants, and directors. Because shares of our Class C common stock carry no voting rights and are not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive than shares of Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.
Future sales of shares by our existing stockholders could cause our stock price to decline.
Sales of a substantial number of shares of our Class A common stock following the closing of this offering (and in particular sales by our directors, executive officers, and significant stockholders), or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.
Upon the completion of this offering,                shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be outstanding,                shares of Class B common stock will be outstanding and no shares of Class C common stock will be outstanding. All of the shares of Class A common stock sold in this offering will be freely transferrable without restriction or registration under the Securities Act, except any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act). The remaining shares of Class A common stock outstanding upon the completion of this offering, and any shares of Class A common stock issued upon conversion of our Class B common stock, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.
In addition, as of                , 2025, there are an aggregate of                shares of Class A common stock issuable upon exercise of vested stock options held by individuals other than our Chairman and Chief Executive Officer and an aggregate of                shares of Class A common stock issuable upon the exercise of vested stock options held by our Chairman and Chief Executive Officer. We intend to register for public resale under the Securities Act all of the shares of Class A common stock issuable upon exercise of these options and any options that may vest or other equity incentives we may grant in the future. The shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described in “Underwriting” and compliance with applicable securities laws.
Further, holders of approximately                shares of common stock, or                % of our common stock outstanding upon the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.
Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.
We have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.
If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, or if such analysts change their recommendations regarding our Class A common stock adversely, the trading price or trading volume of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.
We have not paid and do not intend to pay cash dividends for the foreseeable future.
We have never declared or paid cash dividends on any class of our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, the terms of our Credit Agreement currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.
As a result of being a public company, we are required to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.
As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of NYSE. Complying with the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NYSE.
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. When our independent registered public accounting firm does issue a report that addresses the effectiveness of our internal control over financial reporting, our independent registered public accounting firm may issue a report that is adverse in the event our independent registered public accounting firm is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Class A common stock.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We have a limited operating history and we cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain effective disclosure controls and internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Delaware law and provisions in our New Charter and New Bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.
Our New Charter and New Bylaws will contain provisions that could delay or prevent a merger, tender offer, or proxy contest. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:
•our multi-class common stock structure, which provides Daniel Ramot, our Chairman and Chief Executive Officer with the ability to significantly influence the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding common stock;
•our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
•our stockholders will only be able to take action at a meeting of stockholders and not by written consent;
•special meetings of our stockholders may be called only by a majority of our board of directors;
•advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before a meeting of stockholders;
•certain amendments to our New Charter and any amendment to our New Bylaws will require the approval of holders of at least 66 2/3% of the then outstanding voting power of our capital stock;
•vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;
•no provision in our New Charter or New Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates; and
•we have authorized blank check preferred stock, which could be issued with voting, liquidation, dividend, and other rights superior to our common stock.
As a Delaware corporation, we are also subject to provisions of Delaware General Corporation Law (the “DGCL”), including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.
These and other provisions in our New Charter and New Bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our Class A common stock and result in the trading price of our Class A common stock being lower than it would be without these provisions. For more information, see “Description of Capital Stock—Anti-Takeover Provisions.”
Our New Charter will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.
Our New Charter will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our New Charter or New Bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our New Charter will provide that the federal district court will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our New Charter will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our New Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our New Charter may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our New Charter may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. If a court were to find the choice of forum provision contained in our New Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.
The multi-class structure of our common stock will have the effect of concentrating voting power with our CEO and Chairman, which will limit your ability to influence the outcome of important transactions.
Our Class A common stock has one vote per share, our Class B common stock has                  votes per share, and our Class C common stock has no voting rights. Because all shares of our Class B common stock will be held by our CEO and Chairman, Daniel Ramot, the multi-class structure of our common stock has the effect of concentrating voting control with him. Mr. Ramot will hold approximately         % of the voting power of our outstanding capital stock upon the completion of this offering, which voting power may increase over time as certain equity awards held by Mr. Ramot vest and are exercised, and exchanged for shares of Class B common stock. If all such equity awards held by Mr. Ramot had been vested, exercised, and exchanged for shares of Class B common stock as of the date of the completion of this offering, Mr. Ramot would hold         % of the voting power of our outstanding capital stock. As a result, Mr. Ramot will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Mr. Ramot may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership may have the effect of delaying, preventing, or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale or other liquidity event and might ultimately affect the trading price of our Class A common stock.
Operating as a public company requires us to incur significant costs and requires substantial management attention. In addition, key members of our management team have limited or no experience managing a public company.
As a public company, we will incur substantial legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of NYSE. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, increase our IT and professional services costs and increase demand on our systems. The increase will be even greater once we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.
Many members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.
We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an emerging growth company, as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We could remain an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Among other things, so long as we qualify as an emerging growth company and elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, investors and securities analysts may find it more difficult to evaluate our company. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company. As a result, investor confidence in our company and the market price of our Class A common stock may be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations, and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates, and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, and assumptions, which you should consider and read carefully, including but not limited to:
•we have a history of net losses and we may not be able to achieve or maintain profitability in the future;
•our rapid growth and financial performance in recent periods may not be indicative of future performance, and if we fail to grow at the rate we currently expect, we may not be able to achieve and maintain profitability;
•a significant portion of our business depends on contracting with government entities and other heavily regulated organizations, and we face a number of challenges and risks unique to such business;
•increases in fuel, vehicle supply, labor, and other factors related to inflation could adversely affect our business, financial condition, and results of operations;
•natural disasters, public health crises, economic downturns, or other unexpected geopolitical events could adversely affect our business, financial condition, and results of operations;
•we are subject to a wide range of laws and regulations, many of which are constantly evolving;
•changes in domestic and international laws or regulations relating to data privacy, data security, data protection, or the collection, use, protection, disclosure, or transfer of personal data, or any failure by us to comply with such laws and regulations could adversely affect our business;
•we face risks related to protection of our intellectual property and cybersecurity threats;
•we may fail to accurately predict the rate of customer contract renewals or the long-term revenue from our customer contracts;
•our industry is highly competitive and we face pressure from existing and new companies;
•if we are unable to successfully develop and deploy new software and technology applications and features for our platform (including those incorporating the latest advances in AI), we may fail to retain and attract customers;
•conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as ongoing political and economic instability, may adversely affect our engineering operations and our research and development efforts, which could lead to a decrease in revenues or an increase in operating expenses;
•issues raised by the incorporation of AI (including large language models and ML) into our platform and business may result in reputational harm or liability; and
•the other risks and uncertainties described under “Risk Factors.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $                , after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $                , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purpose of this offering is to increase our capitalization and financial flexibility. We intend to use the net proceeds that we receive from this offering for general corporate purposes, including operating expenses, sales and marketing, working capital, research and development for the continued development and extension of our platform, expansion into additional geographic markets, and capital expenditures. We may also use a portion of the proceeds to acquire or invest in businesses, products, services, strategic partnerships, and technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.
Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $                 , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $                , assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We have never declared or paid any dividends on any class of our common stock. We do not currently anticipate paying dividends on our Class A common stock, Class B common stock, or Class C common stock. Any declaration and payment of future dividends to holders of our Class A common stock, Class B common stock, or Class C common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders, and other considerations that our board of directors deems relevant. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—We have not paid and do not intend to pay cash dividends for the foreseeable future.”
In addition, the terms of our Credit Agreement currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of                , 2025 as follows:
•on an actual basis;
•on a pro forma basis to give effect to (i) the Existing Preferred Stock Conversion, (ii) the Note Conversion, (iii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, (iv) the Share Reclassification, and (v) the Founder Share Exchange; and
•on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of                 shares of Class A common stock in this offering at an assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”
Our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

As of , 2025
($ in thousands, except per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$	$	$
Convertible preferred stock, par value $0.00001 per share; shares authorized, actual; no shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted		—	—
Convertible notes		—	—
Equity (deficit):
Preferred stock, par value $0.00001 per share; no shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.00001 per share; shares authorized, actual; no shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted		—	—
Class A common stock, par value $0.00001 per share; no shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.00001 per share; no shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual; and shares issued and outstanding, pro forma and pro forma as adjusted	—
Class C common stock, par value $0.00001 per share; no shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Accumulated other comprehensive income
Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$	$	$
______________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 share increase (decrease) in the number of shares of Class A common stock offered by us in this offering would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our common stock immediately following the completion of this offering. Dilution results from the fact that the per share public offering price of our Class A common stock is expected to be substantially in excess of the book value per share of our common stock immediately following the completion of this offering.
Our pro forma net tangible book value as of                , 2025 was $                 , or $                per share of common stock, after giving effect to the Existing Preferred Stock Conversion and the Note Conversion, as if such events had occurred on such date. Net tangible book value per share as of any date represents our total tangible assets reduced by our total liabilities, divided by the total number of shares of our common stock outstanding as of that date.
After giving effect to the sale of                shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                , 2025 would have been $                 , or $                per share. This amount represents an immediate increase in net tangible book value of $                per share to our existing stockholders before this offering and an immediate and substantial dilution in net tangible book value of $                per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share of common stock immediately following the completion of this offering from the amount of cash that a new investor paid for a share of Class A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of common stock as of , 2025	$
Increase in pro forma as adjusted net tangible book value per share of common stock attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share of common stock immediately following the completion of this offering
Dilution in pro forma as adjusted net tangible book value per share of common stock to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share immediately following the completion of this offering by approximately $                , and the dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $                , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of Class A common stock in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $                per share and increase (decrease) the dilution in pro forma as adjusted net tangible book value to new investors by $                per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the pro forma as adjusted net tangible book value per share would be $                per share, and the

dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $                per share.
The following table summarizes, as of immediately following the completion of this offering, the difference between existing stockholders and new investors in this offering with respect to the aggregate number of shares of common stock purchased and the total consideration and average price per share of common stock paid to us (assuming that none of the shares of Class A common stock sold in this offering are purchased by existing stockholders).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors		%	$	%	$
Total		100.0%	$	100.0%	$
If the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, our existing stockholders would own        % of the total number of shares of our common stock outstanding and our new investors would own        % of the total number of shares of our common stock outstanding.
To the extent that we issue additional shares of Class A common stock, Class B common stock or Class C common stock in the future, including if options are exercised or new awards are issued under the 2025 Equity Incentive Plan (in each case with an exercise or purchase price that is less than the price per share paid by new investors in this offering), new investors in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Via transforms antiquated and siloed public transportation systems into smart, data-driven, and efficient digital networks.
We are addressing a striking gap in the $545 billion global public transportation market. While billions of people across the globe rely on public transportation, this critical form of mobility has yet to meaningfully benefit from recent advances in technology. The government agencies and private organizations responsible for providing public transportation operate in a complex and demanding environment. They must maintain reliable and affordable service in the face of continuously changing and difficult to predict traffic and ridership patterns. The industry has historically had no option but to rely on fragmented technology systems with limited functional flexibility, aging infrastructure, and poor end-user experience. Rising operating costs and labor shortages have placed a growing strain on budgets.
To address these challenges, we have developed a comprehensive technology platform, including software and technology-enabled services, and a sophisticated go-to-market strategy designed to accelerate the adoption of our software and drive the success of our customers.
Our journey to pioneer this category began over a decade ago. Our founders were driven by a simple mission: to create public transportation systems that provide far greater access to jobs, healthcare, and education. Leveraging their backgrounds in cutting-edge research and technology, their vision was to reimagine public transit, from a static system of predetermined routes and schedules, to a dynamic network where routes are determined in real time based on passenger demand and data. In 2013, we launched in New York City what was, to our knowledge, the world’s first two-sided marketplace for on-demand shared rides in order to demonstrate the efficacy of this new mode of transportation and build a rich foundation of data and algorithms to power our platform. Out of this marketplace, we signed our first government contract in 2017 and grew a platform so compelling that today it is utilized by hundreds of cities across more than 30 countries. Shaped by feedback from millions of passengers and drivers and informed by data from hundreds of millions of trips, we have developed a proven solution that is reshaping the public transportation landscape.
Our platform consists of purpose-built vertical software coupled with cost-effective technology-enabled services. The use of machine learning and AI is intrinsic to our platform and underlies continuous improvement in the performance of our software. We offer our customers the end-to-end capabilities to manage their complex workflows, optimize the planning and operations of their transportation networks, and gain highly valuable data insights. To successfully compete and scale a marketplace in New York City, we had to build consumer-grade technology and products. We are now able to bring these products to our enterprise customers, meaningfully elevating the user experience of their staff and riders. When customers adopt our platform, they can gain significant efficiencies in their operations and dramatically improve the experience for their passengers. For a description of our platform, see “Business—Our Platform.”

From the cities of New York, London, and Berlin to the Blackfeet Reservation in rural Montana, we serve a fast-growing and diverse set of customers. As of December 31, 2023 and December 31, 2024, we powered solutions for 597 and 665 customers, respectively. Our solutions are customer-centric and highly modular, allowing us to meet the needs of customers of all sizes and levels of sophistication, and support a broad range of use-cases. Government customers account for more than 90% of our revenue, with the rest derived from corporations and universities.
We generate the majority of our revenue from customers located in North America (approximately 70%) while customers in Europe account for approximately 30% of our revenue. We have initiated sales efforts in other geographies and are in the early stages of capturing our full market opportunity, which according to the Third Party Market Data, represents a $545 billion opportunity. Our potential for growth is further evidenced by our current penetration in our two core geographies, North America and Europe, where we capture less than 1% of our Serviceable Addressable Market (“SAM”) in terms of both spend and number of customers. See “Business—Our Market Opportunity.”
We have developed a highly sophisticated go-to-market strategy that allows us to efficiently and effectively sell to government customers at scale. We employ a consultative sales process, leveraging our technology to model the impact of our solutions to our customers, allowing them to gain confidence that change can be low-risk and high reward. When customers adopt our platform and see a measurable increase in efficiency and ridership, it can generate a virtuous cycle leading to growth in contract scope and value over time. And, as transit agencies are frequently part of collaborative multi-government coalitions such as regional planning authorities, customer references are a major driver of our rapid growth. We often see the adoption of our platform by one city or agency quickly leading to adoption by similar customers in the surrounding area.
We have consistently grown and scaled our business. From 2021 to 2024, our revenue grew from $100.0 million to $337.6 million, representing a compound annual growth rate of 50%. Most recently, our revenue was $248.9 million and $337.6 million for 2023 and 2024, respectively, representing a year-over-year increase of 36%.
Our business consists of one reportable segment, our Platform segment. Our Platform revenue was $237.3 million and $330.8 million in 2023 and 2024, respectively, representing a year-over-year increase of 39%. Our Platform segment represented 95% and 98% of our revenue in 2023 and 2024, respectively. In addition we have one legacy operating segment (which we refer to as our Legacy segment) that does not meet the thresholds to qualify as a reporting segment. The Legacy segment had included our historical on-demand shared rides marketplace, which we ceased to operate in 2021, and includes a legacy operational contract, which terminated in June 2024. We no longer earn any revenue from our Legacy segment.
Our ability to generate measurable impact to our customers has enabled our business to achieve significant and durable revenue growth. This is showcased by our Platform Annual Run-Rate Revenue, which was $366.7 million as of December 31, 2024. Platform Annual Run-Rate Revenue as of the last date in any quarter represents our Platform revenue for that quarter multiplied by four.

Platform Annual Run-Rate Revenue ($ in millions)
While generating rapid and durable revenue growth, we have benefited from significant operating leverage in the business, which has supported a continuous reduction in losses. Our net loss margin and Adjusted EBITDA Margin both improved in each of the past eight quarters. In the last year alone, between the quarter ended December 31, 2023 and the quarter ended December 31, 2024, our net loss margin and Adjusted EBITDA Margin improved from (37)% and (30)%, respectively, to (21)% and (10)%, respectively. The largest recurring component between net loss and Adjusted EBITDA is our stock-based compensation expense which represented 5.3% and 6.3% of revenue in 2023 and 2024, respectively. For full year 2023 and 2024, we incurred a net loss of $117.0 million and $90.6 million, respectively and Adjusted EBITDA losses of $92.0 million and $54.4 million, respectively. See “Non-GAAP Financial Metrics” below for a reconciliation of Adjusted EBITDA to Net Loss.

Net Loss Margin and Adjusted EBITDA Margin

Q1-23
Q2-23
Q3-23
Q4-23
Q1-24
Q2-24
Q3-24
Q4-24
(43%)
(58%)
(41%)
(50%)
(36%)
(46%)
(30%)
(37%)
(20%)
(33%)
(18%)
(29%)
(17%)
(26%)
(10%)
(21%)
Adjusted EBITDA Margin
Net Loss Margin

Our Business Model
Subscription-based Revenue Model
We generate revenue primarily through recurring subscription fees for access to our platform.
Our customers subscribe to one or more solutions which consist of a combination of software and tech-enabled services tailored to their needs. Contracts with our customers are typically multi-year and structured with a volume-based component, with pricing determined by a number of factors such as fleet size, minimum number of vehicles, or total vehicle-hours. Each contract comprises one bundled price for the combination of software and any à la carte tech-enabled services selected by the customer. Approximately 95% of our revenue came from these recurring subscription fees in 2024, reflecting the predictability and scalability of our business model. The remainder of our revenue was derived from consulting services, advertising contracts, implementation fees and other one-time fees.
Our Customers’ Journey
Our customers often start their journey with Via by subscribing to a single solution, typically our planning or microtransit solution. The size of their contracts depends on the solution, modules and volume that they require. Many of our customers require additional support in order to adopt modern technology. As a critical part of our go-to-market strategy, we have embedded into our platform a suite of vertically integrated services that complements our powerful software. Customers can opt to include these services on an à la carte basis or as a full turnkey solution.
As our customers adopt the Via platform, they experience flywheel effects: insights from newfound visibility, efficiencies gained throughout their transit network, improved quality of service for passengers, and overall ridership growth all contribute to the opportunity for further growth and expansion of their network. This often leads customers to grow their contracts with Via, increasing the number of vehicles and vehicle-hours on their platform to serve larger geographies or incorporate additional transportation verticals. Based on our experience, even small cities can spend millions of dollars on their transportation systems. As of December 31, 2024, we had 72 customers with annual run-rate revenue exceeding $1 million and 220 customers with annual run-rate revenue exceeding $100,000. Customers with annual run-rate revenue exceeding $100,000 have consistently represented over 90% of our Platform Annual Run-Rate Revenue during the last two years. Annual run-rate revenue for each customer equals quarterly revenue generated by that customer multiplied by four.
We accelerate these flywheel effects by employing a product-led growth strategy, which contributes to the efficiency of our sales and marketing. Our planning software and data and insights solutions surface the potential of our platform to drive further improvement in quality of service, efficiency, and our customers’ internal workflows. It is common for a customer to start their journey with our planning software, which allows customers to easily view and plan their entire transportation network in one tool, and subsequently adopt other solutions on the platform. For example, we invested in developing an On-Demand Planning module, which allows customers of our planning solution to simulate the impact of adding microtransit to their network. This module has facilitated a cross-sell opportunity for our planning customers to purchase our microtransit solution. Similarly, customers of our operating solution often grow their volume usage and, as they experience the results of our platform and reach the end of life with legacy siloed solutions, add additional solutions to their scope, resulting in contract value growth. Approximately half of the 72 customers with annual run-rate revenue exceeding $1 million as of December 31, 2024 originally signed contracts at a lower run-rate revenue and expanded over time.
In addition, we benefit from regional network effects which are unique to our customers. While public transportation is inherently local, it also requires and greatly benefits from regional connectivity. Our customers are in many cases part of collaborative multi-government regional coalitions such as Metropolitan Planning Organizations. In many cases, residents of one local jurisdiction may work in another jurisdiction, and there are real incentives for both jurisdictions to share best practices and integrate their transit systems. Therefore, customer references are a major driver of our rapid growth, and we often see the adoption of our platform by one city or agency quickly leading to adoption by multiple customers in the surrounding area. As an example of the regional “land and expand” motion of our platform, we have rapidly grown our customer count and annual run-rate revenue from contracts in North-Central Texas to 12 and $39.6 million, respectively, for the year ended December 31, 2024, since our first launch in the region in Austin, TX in 2017.
Key Business Metrics
We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions:

($ in millions)	December 31, 2023	December 31, 2024
Customer Count	597	665
Platform Annual Run-Rate Revenue	$268	$367
Customers
Customer count as of the last date in any quarter represents the number of distinct legal entities which generated Platform revenue in that quarter. Each customer may have one or more contracts active at the same time. We closed the year with 665 customers as of December 31, 2024, up 11% compared to our 597 customers as of December 31, 2023.
Platform Annual Run-Rate Revenue
Platform Annual Run-Rate Revenue as of the last date in any quarter represents our Platform revenue for that quarter multiplied by four. We believe that Platform Annual Run-Rate Revenue is a key metric to our business, reflecting our ability to acquire new customers and to grow our relationships with existing customers. Platform Annual Run-Rate Revenue has demonstrated rapid growth in the last two years, and was up 37% as of December 31, 2024, at $367 million, compared to $268 million as of December 31, 2023.
Key Factors Affecting our Performance
Onboarding New Customers
Our success depends on our ability to onboard new customers at an efficient rate. Although the rapid adoption of our platform has resulted in significant revenue growth over the past three years, we are in the early stages of capturing a large market opportunity, and our continued success will depend on the pace of government services digitization, and our effectiveness at acquiring new customers. We measure the adoption of our platform through our growing customer count. We had 597 and 665 customers as of December 31, 2023 and December 31, 2024, respectively. We believe that we are in the early innings of penetrating our market opportunity and the depth of our market opportunity will allow us to continue to add new customer relationships in the future.
Growing Existing Customer Relationships
We are intensely focused on growing our relationships with our existing customer base. Once a customer adopts our platform, we work to rapidly grow our relationship by expanding the scale of our contract (through volume usage), upselling new solutions or transportation verticals (such as paratransit, scheduling, or school transport), and introducing new modules (such as tech-enabled services, a Mobility-as-a-Service app, service design consulting, and data and insights). Our ability to expand our relationships with our customers is often driven by the operational effectiveness and impact of our solutions, and this expansion is key to our overall success. We currently only capture less than 1% of our SAM in our two core geographies, North America and Europe, which leaves room to grow with our customers as they allocate more budget to technology-enabled services. We have many examples of our successful land and expand strategy driven by a combination of volume growth and cross-sell and believe that we have significant room for further expansion with many of our customers. For example:
•For a major county in Florida, we provide our planning and microtransit solutions, generating approximately $7 million in annual run-rate revenue as of December 31, 2024. This represents less than 2% of the County’s 2023 transit expenditures excluding Rail, according to NTD Reporting, and was up from less than 0.5% in 2022.
•For a major transit authority in Utah, we provide our planning and microtransit solutions, totaling approximately $10 million in annual run-rate revenue as of December 31, 2024. This represents less than 4% of the authority’s 2023 transit expenditures excluding Rail, according to NTD Reporting, and was up from less than 2% in 2022.
•For a major transit authority in Massachusetts, we provide our planning solution, generating approximately $0.2 million in annual run-rate revenue as of December 31, 2024. This represents just 0.03% of the authority’s 2023 transit expenditures excluding Rail, according to NTD Reporting.
Our “land and expand” strategy has driven rapid and durable growth of our business as evidenced by our Platform Net Revenue Retention Rate that has averaged over 120% in each of the last two years. We define Platform Net Revenue Retention Rate as our dollar-based net retention rate of revenue from contracts with our customers. Platform Net Revenue Retention Rate provides relevant information about our ability to retain and expand revenue from existing customers. To calculate Platform Net Revenue Retention Rate for any year, we first define our cohort as the population of customers from which we recognized revenue in each quarter of the prior year. Platform Net Revenue Retention Rate for any quarter of a given year is the quotient obtained by dividing revenue from this cohort in a given quarter by revenue from the same cohort in the corresponding quarter of the prior year. We then calculate the average of a given year’s net retention rates in each of its four quarters. We exclude revenue from certain contracts that are one-time in nature such as advertising and consulting services. While our Platform Net

Revenue Retention Rate is a key driver of our annual revenue growth, it regularly fluctuates due to the timing of large contracts. Nevertheless, the performance of our customer cohorts has been consistent over time:
Cohort Analysis (Annual Run-Rate Revenue)
Revenue Retention
Our platform is mission-critical for our customers. It provides numerous benefits, allowing customers to automate their workflows, optimize their operations, and generate real-time data and insights. It also provides passengers with a more reliable, accessible, and modern transportation network. When our customers and the communities they serve experience the tangible benefits that our platform provides, we become deeply entrenched in those communities and our contracts can become sticky. Our ability to retain existing contracts affects our financial performance by driving revenue predictability and allowing us to focus our sales and marketing on acquiring new customers and growing our existing relationships, rather than the ongoing re-acquisition of our customer base.
The long-term nature of our customer contracts and the stickiness of the platform drive meaningful predictability and visibility into future revenue. In 2023 and 2024, the weighted average duration of new customer contracts was 2.3 years and the dollar-based gross revenue retention rate for our government customers (which are defined as municipalities and transit agencies) was over 95%. We measure dollar-based gross revenue retention rate as the percentage of revenue retained from existing customers over a given period, accounting only for revenue lost due to customer churn and excluding any expansion, upsells, downsells, or cross-sells.
See “Efficient Go-to-Market Strategy” below for additional information.
Penetrating Global Markets
We have historically focused the majority of our go-to-market efforts on North America and Europe, with the latter representing approximately 30% of our revenue. However, we have seen early success growing our platform internationally beyond these two core geographies. We believe that our platform can be adapted to meet the needs of any city or government agency that provides public transportation around the world. Over time, our financial performance will be affected by our ability to continue to invest in and successfully scale our go-to-market efforts and localization capabilities to support future international growth.
Efficient Go-to-Market Strategy
We sell access to our platform directly through a global sales force with local expertise in public transportation, government operations, and public procurement. Selling into a variety of distinct end markets and geographies requires a combination of highly-trained personnel and well-honed processes, supported by an extensive library of content and data from our AI-powered simulation and analytics tools. We believe that our ability to understand deeply and sell efficiently to a broad set of government customers is a key driver of our future growth.
The efficiency of our go-to-market efforts and our financial performance are dependent on our ability to continue to:
•Leverage regional network effects: Our customers are in many cases part of collaborative multi-government coalitions such as regional councils and cooperatives and Metropolitan Planning Organizations. They share their best ideas and operational results and often refer us to their colleagues in neighboring cities. As a result, we benefit from regional network effects that are unique to our customers and drive a regional “land and expand” sales motion.
•Win over risk-averse customers: As the only comprehensive platform on the market for end-to-end planning, operations, and optimization of transit networks, we believe we are pioneers in digitizing public transportation systems and the category leader. Our brand recognition and reputation, as evidenced by our high retention rates, customer satisfaction, and the scale of our platform worldwide, have created broad awareness and familiarity with Via and our solutions amongst our customers and their key decision-makers. This reputation has enabled us to overcome the conservatism and reluctance to change that characterizes many of our customers.
We anticipate that we will be able to leverage our position to maintain growth and efficient levels of sales and marketing spend. For the years ended December 31, 2023 and December 31, 2024, our Sales & Marketing expenses represented 22% and 16% of our revenue, respectively.
Continued Development of Innovative Technology and Data
Our platform is the product of nearly 13 years of intensive research and development efforts, billions of data points from trips completed on our platform, and hundreds of millions of dollars of investment in research, development, and operations. We believe that our future success is dependent on our ability to continue to develop or acquire, market, and sell software for existing and new transportation verticals to our customers. While we expect our research and development expenses to increase, we believe these investments will contribute to long-term growth and profitability. In 2023 and 2024, we spent 38% and 26% of our revenue on research and development expenses, respectively. In the past two years, research and development expenses were favorably impacted by automation, the use of AI, and efficiencies due to scale. We plan to continue to invest in technology innovation, product, and data to enhance the capabilities of our platform, maintain our competitive advantage, and capitalize on our market opportunity. We will also continue to leverage recent automation and AI trends to drive further efficiency going forward.
Maintaining Operating Leverage
We have a track record of scaling revenue with meaningful operating leverage. In the quarter ended December 31, 2024, revenue grew 31% while net loss margin and Adjusted EBITDA Margin improved by 16% and 20%, respectively, relative to the same period in 2023. This was driven by improvement in gross margin as well as continued efficiency in operating expenses. Gross margin was higher in the quarter ended December 31, 2024 when compared to the same period in 2023 due to a more favorable contract mix. Operating expenses as a percentage of revenue declined from 74% to 59% during this period, driven by continued efficiency in Sales & Marketing; automation, process improvements and AI initiatives in Research & Development; and an overall disciplined approach to hiring. Our ability to continue operating the business while maintaining a similar level of rigor in managing operating expenses is key to our continued positive operating leverage.
Seasonality
Our revenue can be impacted by seasonality and weather, which result in fluctuations in travel patterns throughout the year. For example, we typically see reduced demand and changes in travel patterns during holiday periods and short-term changes in demand due to varying weather conditions (e.g., winter storms). We may also see reduced demand when schools and commuter patterns change in the summer. These variations may impact revenue as our customers adjust volume to meet fluctuating demand. These variations generally happen in the first and the third quarters for the reasons outlined above. Our sales cycle may also be impacted by seasonality, with the budget and procurement cycles of many of our customers typically ending in the second and fourth quarters. Considering our rapid revenue growth, these trends have not always been observable in our historical period. See “Risk Factors—Risks Relating to our Business and Industry—Our operations can be seasonal, and our financial performance in certain periods may not be indicative of, or comparable to, our financial performance in subsequent periods.”
Components of Results of Operations
Revenue
Our customers pay a recurring subscription fee to access our platform. Contracts are typically multi-year and generally include a volume component. The unit of volume is either fleet size, minimum number of vehicles, or total number of vehicle-hours. Our customers may contract for a wide range of solutions and each solution may comprise a diverse mix of modules, custom tailored to suit their unique needs, and priced accordingly. The substantial majority of our revenue is derived from recurring, volume-based subscription fees. Revenue is recognized in the period in which the performance occurs. Some of our solutions include one-time services such as implementation or consulting services. These one-time services are helpful in allowing our customers to adopt the platform. They are provided on either a time and materials or fixed fee basis and revenue related to these services is recognized on a proportional performance basis as the implementation is performed.
For additional discussion related to our revenue, see “—Critical Accounting Estimates—Revenue Recognition.”
Cost of Revenue
Cost of revenue includes the cost of providing certain tech-enabled services to our customers such as driver management, fleet management services, and customer support related costs. Cost of revenue also includes salaries, stock-based compensation expense, and benefits for our local operational teams (including local operational staff and field managers involved in performing implementation and ongoing operations support services), as well as third-party cloud hosting services, allocated overhead, amortization of capitalized internal-use software, amortization of acquired intangibles and other direct costs.
We expect our cost of revenue will continue to increase on an absolute dollar basis for the foreseeable future as we continue to grow revenue from our platform and therefore increase costs to support our revenue, hire personnel, and incur hosting and other costs to support a growing customer base for our platform.

Operating Expenses
Research and Development
Research and development expenses primarily include salaries, stock-based compensation expenses, and benefits for employees in engineering, product development and design, and data science. Research and development costs are expensed as incurred, unless they qualify as capitalized internal‑use software development costs.
We expect our research and development costs will increase on an absolute dollar basis for the foreseeable future as we continue to invest in development efforts to add new applications, increase functionality, and enhance the ease of use of our cloud-based platform. Additionally, we believe that our research and development costs may benefit from advances in general technology tools such as AI allowing us to become more efficient. Overall, while they may fluctuate in the near term, we expect that our research and development expenses will gradually decrease as a percentage of our revenue over time.
Sales and Marketing
Sales and marketing expenses primarily include salaries, stock-based compensation expenses and benefits, commissions, and amortization of deferred commissions for employees in our sales, partner success, and marketing functions, advertising and branding expenses, and marketing partnerships with third parties. Sales and marketing costs are expensed as incurred, unless they qualify as capitalized costs to obtain contracts.
We expect that sales and marketing expenses will increase in absolute dollars for the foreseeable future as we continue to invest in growing our customer base and enhancing our brand awareness. However, while they may fluctuate in the near term, we expect that our sales and marketing expenses will gradually decrease as a percentage of our revenue over time.
General and Administrative
General and administrative expenses include salaries, stock-based compensation expenses, and benefits for employees in our finance and accounting, legal, human resources, information systems, operations management and other administrative functions, as well as professional fees, insurance expenses, and other corporate costs.
We expect that general and administrative expenses will increase in absolute dollars for the foreseeable future as we hire additional personnel and enhance our systems, processes, operations, and controls to support the growth in our business as well as our increased compliance and reporting requirements as a public company. However, while they may fluctuate in the near term, we expect that our general and administrative expenses will gradually decrease as a percentage of our revenue over time.
Interest Income (Expense), Net
Interest income (expense), net is comprised of interest expense accrued on our line of credit and Convertible Notes, net of interest income earned on our cash and short-term investment balances.
We expect interest income (expense), net will vary each reporting period depending on changes in our average cash and short-term investment balances, outstanding indebtedness, and applicable interest rates. Immediately prior to the completion of this offering the Convertible Notes will convert into shares of our Class A common stock and no longer accrue interest.
Other Income (Expense), Net
Other income (expense), net consists primarily of non-cash losses relating to the change in the fair value of our outstanding warrants to purchase convertible preferred stock and the Convertible Notes, along with the gain or loss on transactions denominated in foreign currencies. For the year ended

December 31, 2024, other income (expense) also included $1.9 million of income related to employee retention credit under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).
Provision for Income Taxes
We are subject to taxes in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets, except in certain foreign subsidiaries that generate income. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.
Results of Operations
The following table summarizes our consolidated statements of operations data for the periods indicated:

	Years Ended December 31,
($ in thousands)	2023	2024
Revenue	$248,854	$337,630
Cost of revenue (1)(2)	149,446	206,790
Gross profit	99,408	130,840
Operating expenses:
Research and development (1)	95,833	88,987
Sales and marketing (1)	53,799	55,484
General and administrative (1)(2)	64,231	70,265
Total operating expenses	213,863	214,736
Operating loss	(114,455)	(83,896)
Interest income (expense), net	2,946	(2,096)
Other income (expense), net	(3,640)	(2,670)
Loss before provision for income taxes	(115,149)	(88,662)
Provision for income taxes	(1,815)	(1,890)
Net loss	(116,964)	(90,552)
Net loss attributable to noncontrolling interest	(278)	(271)
Net loss attributable to Via Transportation, Inc.	$(116,686)	$(90,281)
______________
(1)Includes stock-based compensation expense as follows:

	Years Ended December 31,
($ in thousands)	2023	2024
Cost of revenue	$185	$227
Research and development	4,959	6,583
Sales and marketing	3,134	4,023
General and administrative	4,848	10,393
Total	$13,126	$21,226

(2)Includes amortization of acquired intangible assets as follows:

	Years Ended December 31,
($ in thousands)	2023	2024
Cost of revenue	$2,153	$2,441
General and administrative	2,763	3,174
Total	$4,916	$5,615
The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue for the periods indicated:

	Years Ended December 31,
	2023	2024
Revenue	100%	100%
Cost of revenue	60	61
Gross profit	40	39
Operating expenses:
Research and development	38	26
Sales and marketing	22	16
General and administrative	26	21
Total operating expenses	86	63
Operating loss	(46)	(24)
Interest income (expense), net	1	(1)
Other income (expense), net	(1)	(1)
Loss before provision for income taxes	(46)	(26)
Provision for income taxes	(1)	(1)
Net loss from continuing operations	(47)	(27)
Net loss attributable to noncontrolling interest	—	—
Net loss attributable to Via Transportation, Inc.	(47)	(27)
Comparison of the Years Ended December 31, 2023 and 2024
Revenue

	Years Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Revenue
Platform	$237,315	$330,841	$93,526	39%
Legacy	11,539	6,789	(4,750)	(41)%
Total	$248,854	$337,630	$88,776	36%
The increase in Platform revenue was primarily driven by the acquisition of new customers, taking our total customer count from 597 as of December 31, 2023 to 665 as of December 31, 2024, and the growth of our revenue from existing customers at a Platform Net Revenue Retention Rate of over 120% in 2024.
The decrease in Legacy revenue is attributable to the expiration of our one remaining contract in this operating segment in the second quarter of 2024. We did not pursue a renewal for this contract, in line with our strategy to focus on our Platform segment.

Cost of Revenue, Gross Profit, and Gross Margin
The following table summarizes our cost of revenue, gross profit, and gross margin for the periods indicated:

	Year Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Cost of revenue	$149,446	$206,790	$57,344	38%
Gross profit	99,408	130,840	31,432	32%
Gross margin	40%	39%
Cost of revenue includes $167.7 million in technology-enabled services, $24.3 million in launch and support personnel and $14.8 million in IT and other costs for the year ended December 31, 2024. Cost of revenue increased primarily due to an increase of $50.2 million in tech-enabled services, an increase of $5.0 million in launch and support personnel costs and a $2.1 million increase in server and other IT related costs required to support new customers and our growth with existing customers.
Gross margin decreased from 40% in the year ended December 31, 2023 to 39% in the year ended December 31, 2024. The decrease was primarily due to the revenue mix shift towards certain lower gross margin contracts in the first three quarters of the year.
Operating Expenses
The following table summarizes our operating expenses for the periods indicated:

	Year Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Operating expenses:
Research and development	$95,833	$88,987	$(6,846)	(7)%
Sales and marketing	53,799	55,484	1,685	3%
General and administrative	64,231	70,265	6,034	9%
Total	$213,863	$214,736	$873	0%
Research and Development
Research and development expenses decreased primarily due to a $6.3 million decrease in personnel costs corresponding to a reduction in headcount in our engineering, design, product development, and data science teams. Also contributing to the decrease was a $0.5 million decrease in third-party services, occupancy, and other immaterial items. Reduced headcount was the result of impactful automation initiatives, implementation of AI-powered resources, general scale efficiencies, and ongoing performance management of the team.
Sales and Marketing
Sales and marketing expenses increased primarily due to a $2.2 million increase in sales enablement costs related to marketing software subscriptions, employee travel and events including trade shows, and other consulting related spend, a $0.9 million increase in occupancy costs and $0.6 million in general marketing and advertising spend. This was partially offset by a $2.0 million decrease in personnel costs corresponding to a reduced headcount in 2024 compared to 2023.
General and Administrative
General and administrative expenses increased primarily due to a $5.6 million increase in stock based compensation cost, and a $1.3 million increase in occupancy-related costs, offset by a $2.0 million decrease in fees from professional and outsourced service providers. The remaining increase to categories such as occupancy costs, travel and depreciation and amortization, is driven by investments in developing our core business functions as we increase our scale and scope of operations.
Interest Income (Expense), Net
The following table summarizes our interest income (expense), net for the periods indicated:

	Year Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Interest income (expense), net	$2,946	$(2,096)	$(5,042)	(171)%
We recorded interest expense of $2.1 million in the year ended December 31, 2024 as compared to interest income of $2.9 million in the year ended December 31, 2023. The change in interest income (expense), net was primarily attributable to $2.7 million of interest expense related to our line of credit, $0.8 million interest expense on the convertible notes, and a $1.4 million reduction in interest income as a result of a lower surplus investable cash balance in 2024 compared to 2023.
Other Income (Expense), Net
The following table summarizes the components of other income (expense), net for the periods indicated:

	Year Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Revaluation of warrants liability	$(1,738)	$(4,500)	$(2,762)	159%
Revaluation of convertible notes embedded derivative feature	—	(370)	(370)	—
Employee retention credit	—	1,857	1,857	—
Foreign currency transaction gain (loss)	(1,528)	326	1,854	—
Other	(374)	17	391	—
Total	$(3,640)	$(2,670)	$970	(27)%
The decrease in other expense is primarily due to (i) the recording of non-cash revaluation adjustments relating to an outstanding warrant to purchase shares of Series E preferred stock, which was exercised in February 2025, partially offset by (ii) $1.9 million benefit related to an employee retention credit under the CARES Act and (iii) foreign currency transaction adjustments primarily related to fluctuations in the U.S. dollar in 2024 compared to 2023.
During 2020, we issued warrants to purchase shares of Series E preferred stock. These warrants are marked-to-market each reporting period, which resulted in the recognition of a non-cash loss of $1.7 million and $4.5 million for the years ended December 31, 2023 and 2024, respectively. The losses related to the warrants in the years ended December 31, 2023 and 2024 were primarily driven by an increase in the estimated fair value of shares of our Series E preferred stock during the respective periods. The outstanding warrant was exercised in February 2025 and no warrants remain outstanding as of the date of this prospectus.

Provision for Income Taxes
The following table summarizes the provision for income taxes for the periods indicated:

	Year Ended December 31,		Change
($ in thousands)	2023	2024	Amount	%
Provision for income taxes	$(1,815)	$(1,890)	$(75)	4%
Effective tax rate	(1.6)%	(2.1)%
The increase in provision for income taxes and our effective tax rate was due primarily to the increase in profits from our international subsidiaries that generate taxable income. Our low effective tax rate reflects the fact that we maintain a full valuation allowance against deferred taxes in most of the jurisdictions in which we generate net operating losses, including the United States.
Non-GAAP Financial Metrics
We use certain non-GAAP financial metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and financial projections, and make strategic decisions. These non-GAAP financial measures include Adjusted Gross Profit, Adjusted Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin. We believe that by excluding certain items that are non-recurring in nature or non-cash expenses provides meaningful supplemental information regarding our operational performance and provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our definitions of non-GAAP financial metrics may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar financial metrics. Further, these financial metrics have certain limitations, as they do not include the impact of certain expenses that are reflected in our consolidated statement of operations. Thus, our non-GAAP financial metrics are presented for supplemental informational purposes only and should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with U.S. GAAP.

	Years Ended December 31,
($ in thousands)	2023	2024
Adjusted Gross Profit	101,746	133,508
Adjusted Gross Margin	41%	40%
Adjusted EBITDA	(91,998)	(54,392)
Adjusted EBITDA margin	(37)%	(16)%
Adjusted Gross Profit and Adjusted Gross Margin
Adjusted Gross Profit represents gross profit excluding stock-based compensation and amortization of acquired intangibles and internal-use software. Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of revenue. Gross margin decreased from 40% in the year ended December 31, 2023 to 39% in the year ended December 31, 2024. Adjusted Gross Margin decreased from 41% for the year ended December 31, 2023 to 40% for the year ended December 31, 2024. The decrease was primarily due to the revenue mix shift towards certain lower gross margin contracts. Despite seeing a lower gross margin in 2024 compared to 2023, quarterly trends were more favorable with gross margin and Adjusted Gross Margin both higher in the quarter ended December 31, 2024 when compared to the same period in 2023 due to a more favorable contract mix. See also “—Quarterly Results of Operations—Non-GAAP Financial Metrics—Adjusted Gross Profit and Adjusted Gross Margin.”

The following table provides a reconciliation of Adjusted Gross Profit and Adjusted Gross Margin to gross profit and gross margin, the most directly comparable GAAP financial metrics, for the years ended December 31, 2023 and 2024.

	Years Ended December 31,
($ in thousands)	2023	2024
Gross profit	$99,408	$130,840
Gross margin	40%	39%
Add: Stock-based compensation	185	227
Add: Amortization of acquired intangibles (1)	2,153	2,441
Adjusted Gross Profit	$101,746	$133,508
Adjusted Gross Margin	41%	40%
______________
(1)Amortization of acquired intangibles includes developed technology resulting from our acquisitions of Remix and Citymapper.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA represents net loss from continuing operations excluding certain items that we do not consider indicative of our ongoing business performance: interest (income) expense, net, provision for income taxes, depreciation and amortization, stock-based compensation, other (income) expense, net, which consists primarily of changes in the fair value of derivatives and foreign currency transaction gains and losses, and other non-recurring or non-cash items impacting net income (loss) such as certain non-recurring costs such as patent litigation costs related to the RideCo litigation (a patent litigation with a trial that ended in January 2025), and transaction costs related to historical M&A activity. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.
Adjusted EBITDA Margin improved over 21% from 2023 to 2024, mostly driven by significant operating leverage in our operating expenses which allowed for substantial revenue growth with limited increase in operating expenses. See also “—Quarterly Results of Operations—Non-GAAP Financial Metrics—Adjusted EBITDA and Adjusted EBITDA Margin.”
The following table provides a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, for the years ended December 31, 2023 and 2024.

	Years Ended December 31,
($ in thousands)	2023	2024
Net loss	$(116,964)	$(90,552)
Interest income (expense), net	(2,946)	2,096
Provision for income taxes	1,815	1,890
Other income (expense), net (1)	3,640	2,670
Depreciation and amortization	6,477	7,530
Stock-based compensation	13,126	21,226
Patent Litigation costs (2)	2,304	310
Transaction costs (3)	550	438
Adjusted EBITDA	$(91,998)	$(54,392)
Net loss margin	(47)%	(27)%
Adjusted EBITDA Margin	(37)%	(16)%

______________
(1)Other income (expense) consists primarily of non-cash losses relating to the change in the fair value of warrants to purchase convertible preferred stock, which were exercised in February 2025.
(2)Patent Litigation costs relate to the RideCo litigation with a trial which ended in January 2025.
(3)Transaction costs include nonrecurring costs incurred in relation to business combinations (including Citymapper) and asset acquisitions.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. In our opinion, the unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any particular quarter are not necessarily indicative of results to be expected for a full year or any other period. The following unaudited quarterly financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.
Quarterly Consolidated Statements of Operations

	Three Months Ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Revenue	$56,300	$60,615	$61,943	$69,996	$79,521	$83,111	$83,314	$91,684
Cost of revenue	33,527	36,070	35,984	43,865	48,895	51,910	51,280	54,705
Gross profit	22,773	24,545	25,959	26,131	30,626	31,201	32,034	36,979
Operating expenses:
Research and development	23,120	24,664	24,672	23,377	23,485	21,973	22,166	21,363
Sales and marketing	13,701	13,606	13,250	13,242	13,426	13,857	13,434	14,767
General and administrative	16,372	16,172	16,292	15,395	18,330	17,104	17,127	17,704
Total operating expenses	53,193	54,442	54,214	52,014	55,241	52,934	52,727	53,834
Operating loss	(30,420)	(29,897)	(28,255)	(25,883)	(24,615)	(21,733)	(20,693)	(16,855)
Interest income (expense), net	1,098	867	591	390	60	(213)	(507)	(1,436)
Other income (expense), net	(2,680)	(836)	(91)	(33)	(1,082)	(1,613)	323	(298)
Loss before provision for income taxes	(32,002)	(29,866)	(27,755)	(25,526)	(25,637)	(23,559)	(20,877)	(18,589)
Provision for income taxes	(444)	(463)	(518)	(390)	(543)	(639)	(399)	(309)
Net loss	(32,446)	(30,329)	(28,273)	(25,916)	(26,180)	(24,198)	(21,276)	(18,898)
Net loss attributable to non controlling interest	(73)	(110)	(84)	(11)	(95)	(113)	49	(112)
Net loss attributable to Via Transportation, Inc.	$(32,373)	$(30,219)	$(28,189)	$(25,905)	$(26,085)	$(24,085)	$(21,325)	$(18,786)

Quarterly Consolidated Statements of Operations, as a percentage of revenue

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	60	60	58	63	61	62	62	60
Gross profit	40	40	42	37	39	38	38	40
Operating expenses:
Research and development	41	40	40	33	30	26	26	24
Sales and marketing	24	22	22	19	17	17	16	16
General and administrative	29	27	26	22	23	21	21	19
Total operating expenses	94	89	88	74	70	64	63	59
Operating loss	(54)	(49)	(46)	(37)	(31)	(26)	(25)	(19)
Interest income (expense), net	2	1	1	1	—	—	(1)	(2)
Other income (expense), net	(5)	(1)	—	—	(1)	(2)	—	—
Loss before provision for income taxes	(57)	(49)	(45)	(36)	(32)	(28)	(26)	(21)
Provision for income taxes	(1)	(1)	(1)	(1)	(1)	(1)	—	—
Net loss	(58)	(50)	(46)	(37)	(33)	(29)	(26)	(21)
Net loss attributable to non controlling interest	—	—	—	—	—	—	—	—
Net loss attributable to Via Transportation, Inc.	(58)	(50)	(46)	(37)	(33)	(29)	(26)	(21)
Key Business Metrics

	Three Months Ended
($ in millions)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Customer Count	548	557	578	597	616	638	643	665
Platform Annual Run-Rate Revenue	$214	$230	$237	$268	$305	$319	$333	$367
Non-GAAP Financial Metrics

	Three Months Ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Adjusted Gross Profit	23,098	25,247	26,615	26,786	31,296	31,875	32,688	37,649
Adjusted Gross Margin	41%	42%	43%	38%	39%	38%	39%	41%
Adjusted EBITDA	(24,065)	(24,811)	(22,416)	(20,706)	(15,960)	(15,261)	(14,265)	(8,906)
Adjusted EBITDA Margin	(43)%	(41)%	(36)%	(30)%	(20)%	(18)%	(17)%	(10)%

Adjusted Gross Profit and Adjusted Gross Margin
The following table provides a reconciliation of Adjusted Gross Profit and Adjusted Gross Margin to gross profit and gross margin, the most directly comparable GAAP financial metrics, for each period presented:

	Three Months Ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Gross profit	$22,773	$24,545	$25,959	$26,131	$30,626	$31,201	$32,034	$36,979
Gross margin	40%	40%	42%	37%	39%	38%	38%	40%
Add: Stock-based compensation	43	39	50	53	63	68	38	58
Add: Amortization of acquired intangibles (1)	282	663	606	602	607	606	616	612
Adjusted Gross Profit	$23,098	$25,247	$26,615	$26,786	$31,296	$31,875	$32,688	$37,649
Adjusted Gross Margin	41%	42%	43%	38%	39%	38%	39%	41%
_______________
(1)Amortization of acquired intangibles includes developed technology resulting from our acquisitions of Remix and Citymapper.
Adjusted EBITDA and Adjusted EBITDA Margin
The following table provides a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, for each period presented:

	Three Months Ended
($ in thousands)	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Net loss	$(32,446)	$(30,329)	$(28,273)	$(25,916)	$(26,180)	$(24,198)	$(21,276)	$(18,898)
Interest (income) expense, net	(1,098)	(867)	(591)	(390)	(60)	213	507	1,436
Provision for income taxes	444	463	518	390	543	639	399	309
Other (income) expense, net (1)	2,680	836	91	33	1,082	1,613	(323)	298
Depreciation and amortization	1,038	1,846	1,752	1,841	2,029	1,846	1,836	1,819
Stock-based compensation	3,433	2,623	3,970	3,100	6,608	4,735	4,504	5,379
Patent litigation costs (2)	1,527	550	112	115	(15)	(142)	69	398
Transaction costs (3)	357	67	5	121	33	33	19	353
Adjusted EBITDA	$(24,065)	$(24,811)	$(22,416)	$(20,706)	$(15,960)	$(15,261)	$(14,265)	$(8,906)
Net loss margin	(58)%	(50)%	(46)%	(37)%	(33)%	(29)%	(26)%	(21)%
Adjusted EBITDA Margin	(43)%	(41)%	(36)%	(30)%	(20)%	(18)%	(17)%	(10)%
_______________
(1)Other income (expense) consists primarily of non-cash losses relating to the change in the fair value of warrants to purchase convertible preferred stock which were exercised in February 2025.
(2)Patent litigation costs relate to the RideCo litigation with a trial which ended in January 2025.
(3)Transaction costs include nonrecurring costs incurred in relation to business combinations (including Citymapper) and asset acquisitions.

Quarterly Trends
Revenue
Our revenue has increased for each of the quarters presented. This was driven both by adding new customers as well as expanding our revenue from existing customers as evidenced by our Platform Net Revenue Retention Rates that have averaged over 120% in each of the last two years.
Gross Margin and Adjusted Gross Margin
Gross margin and Adjusted Gross Margin have not fluctuated significantly during the periods presented. We experienced a decrease in gross margin from the fourth quarter of 2023 to the third quarter of 2024 due to a revenue mix shift towards certain lower margin contracts. In the quarter ended December 31, 2024, the trends were more favorable with gross margin and Adjusted Gross Margin both higher in the quarter ended December 31, 2024 when compared to the same period in 2023 due to a more favorable contract mix.
Net loss and Adjusted EBITDA
Our quarterly net loss, and Adjusted EBITDA have improved over time. This is due to increasing gross profit as well as significant operating leverage that has allowed us to maintain strong control over operating expenses for the last eight quarters.
Liquidity and Capital Resources
Since our inception, we have generated negative cash flows from operations, and we have financed our operations primarily through customer payments and net proceeds from private sales of equity securities, a line of credit, and convertible notes.
We currently anticipate that our existing cash and cash equivalents, together with our cash flow from operations and amounts available under our $100 million Credit Agreement, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months.
Our future capital requirements may depend on many factors including, but not limited to, our growth rate, headcount, sales and marketing activities, research and development activities, general and administrative spend, the introduction of new solutions and verticals, and acquisitions. As such, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If additional funds are not available to us on acceptable terms or at all, our business, financial condition, and results of operations could be adversely affected.
The following table summarizes our principal sources of liquidity:

	December 31,
($ in thousands)	2023	2024
Cash and cash equivalents	$71,737	$77,905
Credit Agreement (1)	94,586	52,867
Total	$166,323	$130,772
________________
(1)Represents the total committed amount under our Credit Agreement of $100 million less amounts drawn as revolving loans or utilized under the letter of credit subfacility.
Credit Agreement
In April 2023, we entered into our Credit Agreement, which provides a revolving line of credit of up to $100 million, including a letter of credit subfacility in the aggregate amount of $20 million, and a swingline subfacility in the aggregate amount of $5 million. We also have the option to request an incremental facility of up to an additional $25 million from one or more of the lenders under our Credit Agreement. Our Credit Agreement has a maturity date of April 26, 2028.
Under the terms of our Credit Agreement, we can elect for revolving loans to be either Base Rate Loans or SOFR Loans. Base Rate Loans incur interest at the highest of (a) the Prime Rate plus 1.75%, (b) the Federal Funds rate plus 2.25%, and (c) the secured overnight financing rate (“SOFR”) for a tenor of one month plus 2.85%. SOFR Loans incur interest at SOFR for a tenor comparable to the applicable interest period plus 2.85%. We are charged a commitment fee of 0.325% for committed but unused amounts.
On February 20, 2024, we drew down $40.0 million on the revolving line of credit as a SOFR loan. As of December 31, 2024 borrowings of $35.0 million remained outstanding. For the year-ended December 31, 2024 we recognized interest expense of $2.7 million in relation to the revolving line of credit.
We had letters of credit outstanding and committed under the letter of credit subfacility of $5.4 million and $12.1 million as of December 31, 2023 and 2024, respectively.
Our Credit Agreement contains customary representations and warranties, certain financial and nonfinancial covenants, including certain limitations on liens and indebtedness. The financial covenants include a requirement to maintain minimum liquidity of $50.0 million plus 50% of any principal amounts funded under the incremental facility. Additionally, we are required to meet certain revenue targets, which we have continued to meet. As of December 31, 2024, we were in compliance with all covenants.
On March 28, 2025, we entered into amended and restated terms for the Credit Agreement, which increased the letter of credit subfacility from $20 million to $30 million and extended the maturity date of the Credit Agreement by two years until April 26, 2028.
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
($ in thousands)	2023	2024
Net cash (used in) provided by:
Operating activities	$(92,618)	$(69,962)
Investing activities	(43,329)	(4,451)
Financing activities	113,930	80,278
Effect of foreign exchange on cash, cash equivalents, and restricted cash and cash equivalents	2,247	(477)
Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents	$(19,770)	$5,388
Operating Activities
Net cash used in operating activities was $70.0 million in the year ended December 31, 2024. The factors affecting our operating cash flows during this period were our net loss of $90.6 million and $21.7 million of cash outflows from changes in our operating assets and liabilities, offset by non-cash charges of $42.3 million. The cash outflow from changes in our operating assets and liabilities was primarily due to increases of $15.6 million in accounts receivable and a decrease in operating lease liabilities of $6.5 million. These outflows are primarily attributable to the growth experienced in the business. The non-cash charges consisted primarily of $21.2 million in stock-based compensation expense, $9.1 million in depreciation and amortization, $6.1 million in noncash operating lease expense, and $4.5 million from the revaluation of our warrants liability.

Net cash used in operating activities was $92.6 million in 2023. The factors affecting our operating cash flows during this period were our net loss of $117.0 million and $3.3 million of cash outflows from changes in our operating assets and liabilities, offset by non-cash charges of $27.7 million. The cash outflow from changes in our operating assets and liabilities was primarily due to increases in accounts receivable of $14.4 million and a decrease in operating lease liabilities of $3.2 million, partially offset by an increase in deferred revenue of $11.4 million. These increases are attributable to the revenue growth experienced in our business. The non-cash charges primarily consisted of $13.1 million in stock-based compensation expense, $8.0 million in depreciation and amortization, $4.6 million in noncash operating lease expenses, and $1.7 million revaluation of warrants liability.
Investing Activities
Net cash used in investing activities was $4.5 million in the year ended December 31, 2024, primarily consisting of purchases of property and equipment, inclusive of internally capitalized software.
Net cash used in investing activities was $43.3 million in 2023, which primarily consisted of net cash utilized in acquisitions of $38.5 million and $4.8 million in purchases of property and equipment, inclusive of internally capitalized software.
Financing Activities
Net cash provided by financing activities was $80.3 million in the year ended December 31, 2024, which primarily consisted of net cash proceeds from borrowings under our Credit Agreement of $35.0 million, net proceeds from the issuance of convertible notes of $42.5 million, and proceeds from the exercise of stock options of $2.8 million.
Net cash provided by financing activities was $113.9 million in 2023, which primarily consisted of net cash proceeds from issuance of convertible preferred stock of $110.8 million and proceeds from the exercise of stock options of $3.6 million, offset by $0.5 million of issuance fees paid in connection with our Credit Agreement.
Contractual Obligations and Commitments
Our principal commitments consist of our obligations under operating leases for our offices. See Note 13 of our audited annual consolidated financial statements included in this prospectus for additional details of our operating lease commitments.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate
We had cash and cash equivalents of $77.9 million as of December 31, 2024. Cash and cash equivalents consist of checking and interest-bearing accounts with an original maturity of 90 days or less. Due to the short-term nature of the financial instruments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. .
We can elect for revolving loans under our Credit Agreement to be either Base Rate Loans or SOFR Loans. Base Rate Loans incur interest at the highest of (a) the Prime Rate plus 1.75%, (b) the Federal Funds rate plus 2.25%, and (c) SOFR for a tenor of one month plus 2.85%. SOFR Loans incur interest at SOFR for a tenor comparable to the applicable interest period plus 2.85%. We incur a commitment fee of

0.325% for committed but unused amounts. As of December 31, 2024, we had $35.0 million of SOFR loans outstanding under our Credit Agreement, of which we repaid $5.0 million in February 2025.
We currently do not hedge interest rate exposure. We may in the future hedge our interest rate exposure and may use swaps, caps, collars, structured collars or other common derivative financial instruments to reduce interest rate risk. It is difficult to predict the effect that future hedging activities would have on our operating results. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements
Foreign Currency
Because we conduct a portion of our business in currencies other than U.S. dollars but report our consolidated financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. While most of our operating expenses are incurred in U.S. dollars, a portion of our operating expenses are incurred in currencies other than U.S. dollars. As exchange rates vary, revenue, cost of revenue, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect our overall financial results.
To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we do not currently hedge against the risks associated with currency fluctuations. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options, or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect that future hedging activities would have on our operating results.
Commodity Price
We are subject to risk from unexpected increases in fuel prices, which could have a material adverse effect on our business operations. Significant fuel price changes could increase our operating costs, decrease our operating margins, and harm our business, financial condition, and results of operations. In particular, increases in fuel prices may, in many cases, cause drivers to seek alternative sources of income, as well as cause our customers in the government sector to either renegotiate contracts with us or even discontinue their operations.
To date, changes in fuel prices have not been material to our consolidated financial statements, and we have not engaged in any commodity hedging transactions. We may in the future hedge our commodity price risk exposure and may use derivative financial instruments to reduce our commodity price risk. It is difficult to predict the effect that future hedging activities would have on our operating results.
Inflation Risk
If our costs, in particular driver, vehicle and personnel-related costs, become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Critical Accounting Estimates
Our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus are prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), we recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for promised goods or services. We apply the following five-step revenue recognition model in accounting for our revenue arrangements:
•Identification of the contract(s) with the customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, we satisfy a performance obligation.

Our customers purchase a subscription to our platform with recurring, volume-based fee arrangements. The subscription grants customers the right to access our platform which comprises the software in a cloud-based environment controlled by us and tech-enabled services (such as managed driver services, customer support and fleet management services) either provided by third parties or by us.
The transaction price for subscription services is variable based on the customer’s volume, but may be subject to monthly contractual minimums. Revenue for our subscription services is recognized using a time-elapsed method based on the passage of each day of service, as this best depicts our performance in transferring each day of service to the customer. Revenue is recognized in the period in which the volume is used, as these fees relate specifically to our efforts to provide the service in that period and represent the amount that we are entitled to for providing the services.
We also derive revenue from professional services primarily related to distinct pre-launch implementation support activities, project management, consulting services, and other offerings. These services are provided on either a time and materials or fixed fee basis. Revenue from professional services is recognized on a proportional performance output-method basis as the services are rendered, as the customers benefit from the professional services as they are being performed.
Stock-based Compensation
We account for stock-based compensation in accordance with ASC 718, “Compensation—Stock Compensation,” which requires the use of an option valuation model to measure the fair value of options at the date of grant. The value of the awards that vest is recognized as an expense over the requisite service period in our consolidated statements of operations.
We recognize compensation expense for the value of our awards based on the straight-line method over the requisite service period of each of the awards. Forfeitures are accounted for when they occur. The aggregate amount of compensation expense that is recognized as of any date is at least equal to the grant-date fair value of the vested portion of the award on that date.
The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model (“OPM”). The assumptions used in the Black Scholes model are estimated as follows:
•Dividend yield—expected dividend yield is zero, as we have not historically paid dividends and have no foreseeable plans to pay dividends on any class of our common stock.
•Expected volatility—we estimate expected volatility based on common stock volatility of similar companies as our common stock is not publicly traded prior to the completion of this offering.

•Risk-free interest rate—the risk-free interest rate is based on the yield from U.S. Federal Reserve rates with an equivalent term.
•Expected term—we estimate the expected term as the midpoint between the requisite service period and the contractual term.
•Fair value of common stock—because there is no public market for the Company’s common stock, the board of directors, with the assistance of a third-party valuation specialist, determined the common stock fair value based on generally accepted valuation methodologies for the common stock of a privately held company using a market approach with a guideline publicly traded company method. The valuation considered both an IPO scenario on a fully diluted basis and a Going Concern scenario using a Black-Scholes OPM allocation.
Common Stock Valuations
The fair value of the common stock underlying our equity awards was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate was based on a variety of factors, which included the following:
•third-party valuations of common and convertible preferred stock and secondary market trading information;
•the prices, rights, preferences and privileges of the convertible preferred stock relative to those of the common stock;
•the lack of marketability of the common stock;
•the likelihood of various potential liquidity events, such as an initial public offering or sale of Via, given prevailing market conditions;
•the prices of recent sales of our convertible preferred stock to investors; and
•average historical stock price volatility of comparable publicly-traded companies in our industry peer group.
In valuing our common stock, the fair value of our business, or enterprise value, was determined using a market approach with a guideline publicly traded company method. The valuation considered both an IPO scenario on a fully diluted basis and a Going Concern scenario using a Black-Scholes OPM allocation.
Under each scenario a discount for lack of marketability (“DLOM”) is applied to the fully marketable equity value per share to arrive at the fair value of ordinary shares. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.
Business Combinations
We account for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we are required to make significant estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently issued accounting pronouncements.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. For example, we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.
We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (c) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.”

BUSINESS
Overview
Via transforms antiquated and siloed public transportation systems into smart, data-driven, and efficient digital networks.
We are addressing a striking gap in the $545 billion global public transportation market. While billions of people across the globe rely on public transportation, this critical form of mobility has yet to meaningfully benefit from recent advances in technology. Buses still follow fixed routes and schedules planned years, if not decades ago, regardless of actual demand for their service. We can track our pizza from the moment it leaves the oven, but parents of more than 25 million children in the United States have no way of knowing when their child’s school bus will arrive. Some of our most vulnerable citizens, who depend on paratransit to access critical medical care, have no alternative to cumbersome phone reservations that must be made a day or more in advance.
Government agencies and private organizations responsible for providing public transportation operate in a complex and demanding environment. They must maintain reliable and affordable service in the face of continuously changing and difficult to predict traffic and ridership patterns. The industry has historically had no option but to rely on fragmented technology systems with limited functional flexibility, aging infrastructure, and poor end-user experience. Rising operating costs and labor shortages have placed a growing strain on budgets.
Via’s unified platform of cutting-edge software and technology-enabled services replaces fragmented legacy systems and consolidates operations across silos. When our customers adopt our platform, they can leapfrog years of technology neglect and drive meaningful efficiencies in their operations. Public transportation is deeply local in nature; our highly-configurable vertical stack supports the broad and diverse localization requirements of our customers. The use of machine learning and AI is intrinsic to our platform and underlies continuous improvement in the performance of our software. We offer a curated suite of technology-enabled services that enable customers to more easily adopt our software and benefit from lower-cost operations. In turn, the passengers who live in the communities we serve benefit from an improved rider experience and greater access to opportunity.
Our journey to pioneer this category began over a decade ago. We were driven by a simple mission: to create public transportation systems that provide far greater access to jobs, healthcare, and education. Our vision was to reimagine public transit, from a static system of predetermined routes and schedules, to a dynamic network where routes are determined in real time based on passenger demand and data. In 2013, we launched in New York City what was, to our knowledge, the world’s first two-sided marketplace for on-demand shared rides in order to demonstrate the efficacy of this new mode of transportation and begin to build a rich foundation of data to power our algorithms. Out of this marketplace grew a platform so compelling that today it is utilized by hundreds of cities across more than 30 countries. Shaped by feedback from millions of passengers and drivers and informed by data from hundreds of millions of trips, we have developed a proven solution that is reshaping the public transportation landscape.
Our platform has expanded well beyond its origins in on-demand shared rides — a new mode of mass transit now known to the world as microtransit — and today offers a comprehensive, end-to-end public transit solution:
•Planning and scheduling: Our software enables cities to plan smarter transit networks. By combining multiple disparate operational and demographic data sets, and leveraging billions of data points, our tools provide insights that allow city planners to immediately quantify the impact of potential changes to their transit network. In the Dallas suburbs, the Denton County Transit Authority (“DCTA”) was able to use Via’s planning tools to identify underperforming bus lines and replace them with microtransit. This helped DCTA grow their monthly ridership by approximately five times without increasing operating budget.

•Operating Software: We provide a deep, cloud-based vertical platform with the necessary range of tools to manage the operations of dynamic and fixed-route forms of mobility, including microtransit, paratransit, school transport, and non-emergency medical transport. Our technology stack offers modules to digitize and automate workstreams across areas such as program eligibility, government reporting and compliance, real-time dispatch and reservations, and customer support. For example, North Carolina’s GoRaleigh was able to reduce driver overtime by approximately 50% once they switched to Via’s software.
•Technology-enabled services: Many of our government customers require additional support in order to adopt modern technology. As a critical part of our go-to-market strategy, we have embedded into our platform a suite of services, vertically integrated into our technology, that complements our powerful software. The services we provide lower barriers to adoption, simplify compliance with complex procurements, support local integration with existing infrastructure, and ultimately meaningfully enhance our ability to deliver successful outcomes. Customers can select from an à la carte menu of services or a full turnkey solution. Examples of services we provide include fleet and driver management, autonomous and electric vehicle management, payment processing, digital marketing, call center support, and more. In Sarasota, Florida, Breeze Transit used Via to procure a flexible fleet of rental vehicles and independent contractor drivers, allowing them to achieve an approximately 50% reduction in average cost per ride.
•Passenger tools: We provide consumer-grade applications for passengers to seamlessly plan, book, and pay for their transit journeys. Our customers have a choice of passenger facing tools. Using Via’s white-labeled apps, governments can engage local audiences with best-in-class, frictionless user experience that faithfully represents their brand. We also offer Citymapper, one of the world’s premier journey planning MaaS (Mobility-as-a-Service) apps, which is used by millions globally. Citymapper achieves arrival / departure time estimates that are, on average, 15% more accurate than industry norms.
•Data and insights: We are often able to unlock unprecedented data insights for our customers, allowing them, for example, to understand changing demand patterns and rapidly adapt operational plans to performance reality. Our integrated planning, operating, and passenger tools provide the end-to-end data necessary for the holistic optimization of entire transit systems. Sioux Area Metro was able to increase ridership by approximately 10% while reducing average cost per ride by 13% by leveraging Via’s platform to optimize their network.
We are in the early innings of transforming an enormous addressable market. For the quarter ended December 31, 2024, we provided solutions for 665 customers in over 30 countries. This represents approximately 1% of the total addressable market in North America and Europe of approximately 63,000 customers, as estimated based on the Third Party Market Data. Our potential for growth is further evidenced by our current penetration: at our current revenue, we capture less than 1% of our Serviceable Addressable Market (“SAM”) in our two core geographies of North America and Europe. See “Business—Our Market Opportunity.” More than 90% of our revenue comes from government customers, in most cases represented by a municipality or a local transit agency or authority. We also serve blue-chip corporate and university customers who leverage Via’s platform to power campus transportation solutions.
Our founder-led executive team is unique in its long tenure and alignment of mission. We deeply understand the technical and operational challenges that our customers and their end-users face every day.
Thanks to our deep knowledge of the complex needs of government customers, we have developed a go-to-market strategy that allows us to efficiently and effectively sell to our customers at scale. We employ a consultative sales process, leveraging our technology to model the impact of our solutions to our customers, allowing them to gain confidence that change can be low-risk and high reward. When customers adopt our platform, the measurable increase in efficiency and ridership can generate a virtuous cycle that leads to growth in contract scope and value over time. Our Platform Net Revenue Retention Rate averaged over 120% in each of the last two years. And, as transit agencies are in many cases part of collaborative multi-government coalitions such as regional planning authorities, customer references are a major driver of our growth. We often see the adoption of our platform by one city or agency quickly leading to adoption by similar customers in the surrounding area.
The unique value of our platform is demonstrated by our rapid and sustained growth. From 2021 to 2024, our revenue grew from $100.0 million to $337.6 million, representing a compound annual growth rate of 50%. Most recently, our revenue was $248.9 million and $337.6 million for the years ended December 31, 2023 and December 31, 2024, respectively, representing a year-over-year increase of 36%.
Our Platform revenue was $237.3 million and $330.8 million in 2023 and 2024, respectively, representing a year-over-year increase of 39%. Our Platform segment represented 95% and 98% of our revenue in 2023 and 2024, respectively. In addition to our Platform segment, we have one legacy operating segment (which we refer to as our Legacy segment). The Legacy segment had included our historical on-demand shared rides marketplace, which we ceased to operate in 2021, and includes a legacy operational contract, which terminated in June 2024. We no longer earn any revenue from our Legacy segment.
Our Platform Annual Run-Rate Revenue of $366.7 million as of December 31, 2024 represented an increase of 37% from December 31, 2023. Platform Annual Run-Rate Revenue as of the last date in any quarter represents our Platform revenue for that quarter multiplied by four.
While generating rapid and consistent revenue growth, we have benefited from significant operating leverage in the business resulting in a continuous reduction in losses. Our net loss margin and Adjusted EBITDA Margin improved in each of the past eight quarters. Our net loss margin and Adjusted EBITDA Margin improved from (37)% and (30)%, respectively, in the quarter ended December 31, 2023, to (21)% and (10)%, respectively, in the quarter ended December 31, 2024. In 2023 and 2024, we incurred a net loss of $117.0 million and $90.6 million, respectively, with losses of $92.0 million and $54.4 million in Adjusted EBITDA, respectively, representing a net loss margin of (47)% and (27)%, respectively, and Adjusted EBITDA margin of (37)% and (16)%, respectively. Our year-over-year improvement was driven by significant operating leverage in the business. For more information on our financial performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss and net loss margin, the most directly comparable GAAP financial metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics.”
Industry Background
Over the last decade we have been a leading driver of the digital transformation underway within the government transportation space. Our efforts have the potential to be further amplified by recent government efficiency tailwinds. However, the adoption of modern technology in this sector has historically been constrained by a number of factors:
Public transportation is antiquated, fragmented, and siloed
The dearth of modern technology solutions tailored to local government needs and a tradition of operating transportation in siloed verticals have made it difficult for governments to benefit from advancements in the broader technology sector.
•Static, fixed routes & schedules: Around the world transit agencies operate static routes and schedules planned years ago, regardless of actual demand for their service. COVID-19 further amplified the challenges faced by rigid transit systems. The pandemic upended the traditional travel patterns that these old systems were designed to serve and exposed the extent to which they are no longer able to meet the evolving needs of their communities.

•Siloed services: Today, nearly every transportation vertical — bus, microtransit, paratransit and school transport, etc — operates on a separate software platform with separate fleets, drivers, and operational teams. This creates disjointed operational practices, with inefficient redundancies in areas such as vehicle and driver supply.
•Fragmented and legacy technology: Each transit vertical typically relies on multiple technology components for its operation. These components are themselves siloed and rarely integrate into other systems in the network. The result is a fragmented software and data infrastructure that constrains the ability to operate the network in a coordinated fashion or gain a holistic view of its performance. In addition, these legacy software solutions, many of which are hosted on-premise, rely on antiquated and unscalable data models and architectures. This limits their ability to incorporate many of the latest performance-enhancing technologies that can drive efficiency, including AI.
•Aging Infrastructure: Existing fleets and accompanying hardware are dated and unable to support modern needs and changing consumer preferences. Maintaining these older fleets is cost prohibitive as they require more frequent maintenance and higher repair and parts costs. Over a ten year period across the country, nearly 20% of existing public transit fleets were rated in “poor” condition by the U.S. DOT.
Driving government change is arduous and complex
Government customers are complex organizations with a diverse set of stakeholders requiring a unique approach to change, even when the need is well-known. Additionally, government services are mission critical with very high stakes for operators, communities and local political stakeholders. It requires deep expertise and credibility to be able to drive transformation in this sector.
•Complex funding structures: Transportation services are often funded by a disparate mix of local, regional, and national funding streams. According to historical APTA data, approximately 80% of public transit funding in the United States is derived from state and local sources. Understanding all the available funding structures, and how they can be applied by a particular government entity, is crucial to driving new opportunities and sustained expansion of existing customer relationships. Historically, government funding was largely allocated towards large-scale capital expenditures which created incentives for agencies to prioritize buying large vehicles over investing in technology. More recently, supported by positive regulatory changes, we have experienced increasing allocation of budgets to technology and digital infrastructure.
•Byzantine procurement: Government procurement is in most cases a complex and bespoke process, requiring the submission of dozens of separate documents and adherence to narrowly-specified requirements. In addition, the process is designed by its very nature to solicit bids for highly tailored solutions. Even when governments expressly set out to procure a commercial, streamlined product, it is not atypical to see a list of hundreds of mandatory features and specifications. A highly specialized sales strategy and expert team are required to efficiently navigate the procurement process at scale as dozens of these unique and complex RFP documents must be reviewed and responded to on a weekly basis.
•Political stakeholders: While transit consistently enjoys bipartisan support, procurement of critical government services rightly attracts the attention of mayors, city council members, and community advocacy groups. Understanding the local political dynamic and effectively engaging with all stakeholders within the customer organization and the broader political landscape is crucial to enable long term growth and success.
•Sensitive change management: Public transportation systems serve passengers who are highly sensitive to change and require support to adopt new technologies, such as the elderly, passengers with disabilities, and schoolchildren. Detailed and thoughtful plans for successfully transitioning passengers to new services and ensuring that no rider is left behind are a critical part of any successful deployment of our technology.
Public transportation services are highly local
For government transit agencies to effectively serve their passengers, they must be able to provide solutions that meet their specific local needs.
•Payment, ticketing, currency: Passengers must be able to pay for trips in their local currency, and automatically have the system calculate and remit the exact fare they owe, even when taking trips that span multiple different transit modes. Integrations with local ticketing systems allow for frictionless transfers between service providers and transit modes.
•Journey planning: The system must have the ability to ingest data from all local and regional transit feeds in order to enable seamless end-to-end journey planning that leverages all available transit modes.
•Regulatory & reporting: Transit services supported by government funding must adhere to rigid and in some cases extensive compliance, reporting, and audit requirements. These regulatory requirements vary city to city, county to county, state to state, and country to country, requiring a highly configurable solution that can easily conform to the exact local requirements.
•Integrated operations: The software must be integrated with existing tools and practices of the government customer and any local operators that participate in the service. For example, to ensure that drivers are paid timely and correctly, integration into existing local backend payroll systems may be required.
Our Approach
We have spent the past decade building a comprehensive technology platform and sophisticated go-to-market strategy designed to accelerate the adoption of our software and drive the success of our customers.
End-to-end modular platform
Via’s end-to-end platform replaces fragmented legacy systems and consolidates operations across silos. Our unified software platform creates a virtuous cycle of planning, operating, and optimizing networks across multiple transportation verticals. In breaking down silos, our customers can drive meaningful operational efficiencies by leveraging fleet, driver, and staffing resources more effectively, and data streams can be unified to allow for performance optimization that spans the entire network.
•Highly configurable software: Our highly-configurable software supports the diverse localization requirements of our customers, meaningfully reducing or eliminating the need for custom development. We designed our software to meet the diverse needs of our customers’ passengers: from tech-savvy commuters to those without smartphone access to riders with disabilities. The broad extensibility of our platform allows us to seamlessly integrate a long list of local technology partners required to provide a holistic solution; from payment processors, to local ticketing systems, to providers of real-time multi-agency transit data. Robust configuration tools enable our customers to put highly local touches on their service with the click of a button, such as deciding the maximum distance a passenger might be asked to walk or what passenger pricing schemes to implement.

•Software powered by over a decade of proprietary data, ML algorithms, and AI: Our innovative network design, algorithms, and AI technology generate remarkable efficiency and customer satisfaction that drive superior outcomes. In bringing AI-powered technology to government users, our platform automates workflows and optimizes performance. Our ability to capture billions of data points, where previously there was little to no visibility, and to unify data across previously siloed operations enables us to generate actionable insights for our customers that dramatically improve the passenger experience and network efficiency.
Our algorithms leverage the data from hundreds of millions of transit trips, which allow customers to continuously improve system efficiency and the overall customer and passenger experience. Our use of AI technologies such as digital twins and generative-AI can allow cities to accurately predict costs and travel times of never-before travelled routes. The tools leverage this data to offer recommendations to planners on the most efficient transit plans across modes based on the data from thousands of “alike” cities worldwide. The scale and breadth of data over years of operation, and our continued expansion, contribute to a data advantage that strengthens as we continue to grow.
•Technology-enabled services: In order to facilitate the adoption of our software, we offer a menu of services from a curated ecosystem of third-party providers: lowering barriers to adoption, simplifying procurement, and accelerating the localization of our platform. Our ability to offer these services is a critical piece of our strategy. It accelerates our go-to-market timelines and drives performance outcomes for our customers. These services, which include fleet management, driver services, customer support, marketing services, and more, plug the gaps in our customers’ operations where they lack the modern infrastructure or capabilities to leverage our solution to its full potential. The capabilities provided by these services are fully integrated into our software. For example, integrations between the Via platform and driver management customer relationship management solutions like Salesforce allow for the seamless flow of critical information. If a driver’s license is expired in Salesforce, they will automatically be marked as ineligible to be scheduled for and unable to log in and start a shift in the Via system.
Our powerful software sits at the core of our platform. A suite of enabling services enriches our software capabilities, allowing our customers to overcome barriers to adoption. Together, our platform of software and services allows us to create a multi-vertical operational infrastructure whereby previous siloed operations and resources can be unified to create efficiencies. In turn, this allows us to unify the data across transportation verticals creating a virtuous cycle for continuous optimization.
Highly Sophisticated Go-To-Market Strategy
Even when there is a known need for change, government customers are complex organizations with a multifaceted set of stakeholders. As government services like transportation are mission critical with uniquely high stakes, barriers to adoption are extremely high. Our knowledge of the complex needs of our customers has allowed us to develop a go-to-market strategy that enables us to efficiently and effectively sell at scale.
•Technology-enabled consultative sales motion: We employ a consultative sales process, leveraging the AI-power of our technology to model to our customers the impact of our solutions, allowing them to gain confidence that change can be low-risk and high reward. Our full-service in-house transit planning and consulting agency employs our proprietary simulation technology to guide our customers through complex service planning exercises and feasibility studies. Our software allows us to generate the required in-depth financial modeling and cost-benefit analysis our customers’ require in order to build consensus for change.
•Experienced team with deep government expertise: From the White House to running major metropolitan transit agencies, our sales, consulting, and public procurement teams represent some of the world’s preeminent experience in consulting, transit planning, and government. We look for candidates with the ability to collaborate with our customers in tailoring the right combination of modules on our platform to create a bespoke solution to meet their unique needs. We value individuals who prioritize selling the “right” solution, not just any solution.
•Sophisticated sales and public procurement teams: We have structured our sales efforts through two go-to-market strategies: direct sales and public procurements. Our direct sales team manages our sales efforts from opportunity creation to contract signing, working collaboratively with multiple teams to onboard new customers and expand with our existing customers as their needs evolve and their scope of Via solutions grows. Our public procurement efforts are led by our business development team, which focuses on writing responses to RFPs. The team utilizes generative-AI language learning models to draw from our expansive library of content to seamlessly automate draft documents which can be enhanced with data from our simulation tools. Our sales motion coordinates between several key teams including our direct salesforce, business development, strategy, marketing, customer success, expansion, and consulting.
Our Market Opportunity
The public transportation market is large and significantly underpenetrated by technology due to decades of underinvestment in software, siloed transit systems and operations, and sub-scale, fragmented solutions. We believe many cities across the globe are poised to upgrade their transit infrastructure in the coming years, and digitization will be a crucial part of the strategy to modernize these networks.
According to the Third Party Market Data, the total addressable market for public transportation solution providers across all transit verticals in North America and Europe, our core markets, is estimated at $250 billion. When evaluating the global market, inclusive of Asia, Latin America and Africa, the Third Party Market Data estimates a $545 billion global opportunity, with expectations of consistent 5% annual market growth over the next five years driven by increasing public transit investment per capita. For a description of the Third Party Market Data, see “Market and Industry Data.”
Our global market opportunity is measured utilizing a TAM analysis that leverages a bottom up approach. The analysis calculates the estimated spend by transportation vertical and solution based on network size and estimated pricing. This was correlated with a top down approach that reviews publicly available data on public transit spending.
Based on the Third Party Market Data, our SAM in North America alone is a $38 billion opportunity. SAM is calculated using the same methodology as described above, focusing on geographies core to our business including the United States, Canada, France, Germany, and the United Kingdom. The SAM analysis includes networks of traditional buses with less than 250 vehicle fleets, microtransit and paratransit (all fleet sizes), school buses to serve the special needs community, non-emergency medical transportation (all fleet sizes), and end-user technology centered around passenger apps which we define as mobility-as-a-service (“MaaS”). The SAM analysis excludes certain transportation verticals that are not fully addressed yet by our platform including large transportation systems over 250 vehicles and standard school bus operations. In Europe where public transit networks are highly developed and receive more significant annual investments, our SAM is estimated at $44 billion and mainly consists of solutions to extend transit to areas and hours not well-served by existing fixed-route networks (e.g., city suburbs, night hours) and drive fixed-route ridership by enabling first and last-mile connections. Combined, our total SAM across North America and Europe represents an $82 billion opportunity.
We have a history of expanding the addressable market of our platform through continuous innovation and the extension of our platform into larger networks. According to the Third Party Market Data, the total addressable market for public transportation solution providers across all transit verticals in North America and Europe, our core markets, is estimated at $250 billion. This figure includes the networks in our SAM as well as bus networks of greater than 250 vehicle fleets, standard school buses, and end-user technologies centered around ticketing. In the near term, we intend to continue to grow our presence in Europe and in North America and eventually pursue our global TAM opportunity.
Our Value Proposition
Our platform delivers significant value to our customers and their passengers, whether their goals are to improve operational efficiency and reduce costs, drive ridership to existing transit systems, enhance quality and access of service, or reduce local traffic and congestion.

Newfound Visibility and Improved Operational Efficiency for Cities
Our platform allows organizations to design, operate, and monitor their entire transit network through a single cloud-based interface; enhancing operational efficiency, automating workflows, and driving continuous optimization with real-time data insights.
•Digital Optimization of Networks: Customers can use our software to unify their fleets and optimize ride assignments across multiple transportation verticals. For example, vehicles that primarily serve a commuter use case during peak hours can easily be redeployed to serve paratransit trips during off-peak hours. This allows supply to be more efficiently matched to demand across the entire network, reducing the number of drivers and vehicles required to deliver the same, or improved, level of service. Network unification also allows for multi- and inter-modal trip planning, where passengers can be directed to the optimal mix across multiple modes of transport (e.g., existing fixed-route buses, metro services, and on-demand transport). In addition, our transit planning software allows our customers to easily plan their entire transportation network in one place, leveraging a wealth of data which our software has accumulated from billions of datapoints including ridership, origin-destination data, vehicle speeds data, and custom mapping data. This gives planners the ability to quantify the impact of changes to their network in a scalable and automated manner.
•Workflow Automation and Reduction of Operating Costs: Our software streamlines service management, allowing our customers’ booking and dispatch staff to perform most functions with a few clicks. It enables dispatchers to increase on-time performance with precise, real-time notifications and automated interventions that preempt delays and performance issues. For example, our software will automatically reassign a rider to an alternative vehicle if the original vehicle is unable to reach the pickup on time. This reduces the number of missed and delayed trips without any manual intervention. App and web booking and tracking reduces the number of customer support staff required to manage the booking process. Increased efficiencies derived from an integrated network covering multiple transportation verticals allow for savings in vehicle, driver, and fuel costs.
•Real-Time Decision-Making Tools and Analytics: Our software provides customers with real-time visibility into the performance of their operations. Easy-to-use operating applications enable dispatchers to preempt issues such as a delayed pick up or an unexpected extra passenger. Our platform also includes comprehensive reporting tools that generate insights into operational metrics and deployment performance. These reports highlight areas for improvement in the customer’s operations and enable the customer to seamlessly comply with regulatory and funding reporting requirements.
Enhanced Quality of Service for our Customers’ Passengers
Our platform provides numerous benefits to passengers such as improving access to transportation, delivering a more reliable transit experience, and introducing modern on-demand conveniences. When our customers and their communities experience the tangible benefits our platform provides, our contracts can become incredibly sticky, with best-in-class retention rates. Improved rider satisfaction leads to increases in trip volumes, which often results in our customers electing to expand the scope of the deployment, including by adding vehicles, expanding geographically, or through the addition of new applications, features, or services over time.
•Increased Access to Jobs, Healthcare, and Education: In the United States, 45% of Americans have no access to public transit, according to APTA. A typical job is only available to about 27% of its metropolitan workforce by fixed-route public transit in 90 minutes or less, according to the U.S. DOT. The algorithms that power our software allow for any street corner to serve as a “virtual bus stop.” This gives customers the ability to replace or supplement static fixed-route transit with fully dynamic and on-demand shuttles. By filling the gaps in the fixed-route network, our platform creates a denser and wider grid without the need to add expensive and inefficient fixed-route infrastructure. This provides residents with greater flexibility and benefits previously underserved communities by increasing access to transit. For example, in Birmingham, AL, after launching our platform, nearly 80% more of the city’s jobs became accessible within a 30 minute commute by public transportation than with fixed-route transit alone.
•Reduced Trip Durations: Our software leverages real-time and historic traffic and speed data to dynamically optimize routing and trip allocation, allowing for multiple passengers to share a vehicle without adding lengthy detours and delays. Suffolk County Bus Corporation switched to our technology from a legacy solution to power their paratransit service across the 1,200 square miles off Suffolk County, New York. They were able to reduce trip durations for their passengers by nearly 30% immediately after implementing our solution.
•Flexible and Modern Booking and Payments: Our platform offers a range of fare payment options including credit cards, cash cards, digital wallets (e.g., Apple Pay, Google Pay and PayPal) and vouchers, while maintaining the option for onboard payments with cash and integrations with local transit passes. Our rider apps and web-booking portals allow passengers to book pre-scheduled and same-day rides, track their vehicles and journeys in real time, pay for rides, troubleshoot any issues that may arise and submit feedback. Our platform also supports phone bookings in multiple languages for passengers who are unable to book using an app.
The Via Platform
Via’s modular platform transforms global transportation systems into efficient digital networks. Our vertically integrated platform is designed to comprehensively address key workflows for the end-to-end management of transit networks. This includes planning and scheduling, operating software, tech-enabled services, passenger tools, and data and insights.
Our platform:
•Helps to design and plan better transit systems and street networks;
•Serves as the daily workflow management system for our customers’ operations;
•Unifies the operational network for our customers across their vehicles, drivers and passengers, regardless of transportation vertical;
•Generates deep data insights communicated in a clear and digestible format that enables our customers to continuously optimize and report their performance; and

•Deprecates the need for costly on-premise solutions by offering a cloud-based platform.
Planning and Scheduling
Our transit planning and scheduling software allows transportation planners to build more livable cities by considering transit demands, street design, and public mobility across all modes of transit. It’s a one-stop shop where cities can leverage millions of data points to simulate and rapidly quantify the impact of changes to their network: from microtransit, to bus routes, to bike lanes.
•Planning Software: The product leverages more than 15,000 data sets, including ridership, origin-destination data, collisions, and custom Geographic Information System mapping. This data enables transportation planners to run simulations to visualize the community impact a modification would have on their networks across street infrastructure, fixed-route bus service, and on-demand transit. The use of technologies such as digital twins and generative-AI allow the product to offer proactive suggestions and cost-estimates to planners on more efficient adjustments to their networks based on the data from other “alike” cities globally.

Transit
Data layers
Draw
Ride Longmont
Base service
Transit lines
Display by line color
ALL LINES
326 Westside Crosstown
225T Boulder / Lafayette via Baseline
323 Skyline Crosstown
324 Main Street Crosstown
327 Eastside Crosstown
LD1 Longmont / Denver
BOLT Boulder / Longmont
TRANSIT
TOTALS
67 lines
$11.0 million / year
1,454,380 trips / year
279 vehicles / year
© Mapbox © OpenStreetMap Improve this map
Ridership modeling
BETA
TOP LINE SUMMARY
1 Higher Ridership Attraction (+3.2%)
2 Improved Service Frequency (Reduced Wait Times By 4.5%)
3 However, 18.2% More Trips Require Transfers
Dig deeper with the AI assistant
Total ridership
~32.8K
Avg travel time
~57 min
Avg wait time
~12 min
Transfer trips
78%
Avg walk time
~12 min
Avg in-veh time
68%
Powered by data from Citymapper
Open baseline project

•Integrated Transit: Integrated Transit features allow planners to configure networks that leverage “smart” algorithms to make real-time decisions on the “best” mode of transit to serve a particular trip given a set of defined cost, efficiency, and quality of service criteria. For example, the city may desire to say that as long as the rider would have to walk less than a certain distance to the fixed-route bus stop and wait under a certain threshold for the bus to come, they would prefer to only give the rider the choice to take the mode of transit that is most cost efficient for the city to provide. Our algorithms pull in the real-time location data from the bus system and the real-time location data from all the microtransit vehicles traveling at that point in time. Using predictive logic, the system is able to make routing decisions based on historic and real-time traffic speeds and demand data, examining the request in relation to other passengers travelling to the same general location. It then uses data leveraged from hundreds of million trips to model the cost to serve the rider in each possible scenario and select the best mode. In the event that microtransit is the more efficient mode, the algorithm will also select the single best vehicle and virtual pickup spot and generate the most efficient route to transport the rider to their destination, dynamically update routes in response to real-time data related to changing traffic conditions.

9:41
Bubble
4 min from Brooklyn, NY 11201...
24 min
Arrive at 10:05 AM
$6.00 →
Bubble + Public Transit
B43
4 min from Brooklyn, NY 11201...
44 min
Arrive at 10:25 AM
$3.00 →
Public Transit
B43
14 min from Brooklyn, NY 11201...
1 hr 10 min
Arrive at 10:55 AM
3322
1 Passenger
Book ride

9:41
This trip is better served by a bus, so you won't see a Bubble option. Tap 'Plan My Trip' for directions to a nearby bus stop.
Public Transportation
B43
14 min from Brooklyn, NY 11201...
1 hr 10 min
Arrive at 10:55 AM
Bubble + Public Transit
B43
4 min from Brooklyn, NY 11201...
44 min
Arrive at 10:25 AM
$3.00 →
3322
1 Passenger
Plan My Trip

•Fixed-Route Scheduling: Our fixed-route bus scheduling tools allow agencies to operationalize and provide detailed cost analysis of their fixed-route bus plans based on GTFS data and various parameters including across work hours, available relief vehicles, maximum runs possible, and labor rules. The tools are designed to automate the simulation of hundreds of thousands of run combinations and parameter variations to find the best options that customers can compare and choose from, providing highly detailed transparency into efficiency and cost optimization trade offs.

Blocks
Runs
Rosters
Transit Project 2021
Spring Service
Share
Blocking stats
Quick block
Interline
M/W/F
Tu/Th
Sat
Sun
40
VEHICLES
40-foot bus 15
EV bus 25
Total vehicles 40
AM peak:
8 vehicles
PM peak:
12 vehicles
7:00
17:00
$33,012.00
PER WEEKDAY
40-foot bus 15 @ $80.00/hr
EV bus 25 @ $120.00/hr
Average vehicle cost $105.00/hr
Service hours 248.10
Layover hours 42.60
Deadhead hours 21.80
Total hours 314.40
314.40 hrs × $105.00/hr $33,012.00
$10.3m
PER YEAR
Weekday 255 days × $33,012.00
Saturday 55 days × $17,024.00
Sunday 55 days × $17,024.00
Total cost $10,290,700.00
ID
Platform Hours
Sign On
04:00
05:00
06:00
07:00
08:00
09:00
10:00
11:00
12:00
1 6.8 00:22
2 6.7 00:37
3 7.8 01:03
4 8.7 01:24
5 7.2 01:55
6 3.9 03:05
7 7.1 04:31
8 8.1 04:45
9 3.8 05:15
10 8.2 06:12
11 8.0 09:09
12 5.0 10:11
15 min
45 min
6x
8
19x
19
12
16 Unblocked Trips

Operating Software
Our operating software is designed to manage every aspect of our customer’s daily workflows as they manage their transit networks. The Via Operations Console provides sophisticated automations that minimize the amount of manual intervention necessary by dispatchers. The Console provides customers with best-in-class capabilities for:
•Real-time performance management: The Via Hub and Ride Plan allow customers to view every vehicle and passenger on the road across all their services, giving them the ability to monitor and control their operations in real-time. Notifications alert dispatchers to pending issues giving them the option to let the software automatically resolve or to manually intervene.
Our software leverages real-time speed and location data to continuously optimize for on-time performance. If the software recognizes that a vehicle is running late to a pickup, and there is another vehicle available to reach the pickup quicker, it will automatically reassign the trip and notify the passengers and drivers.
If the dispatcher wants to make a manual intervention, the tool provides a simple interface to communicate with passengers and drivers, access more information about a rider or trip, and adjust trip parameters as necessary.

Ride Plan
VOC Search
6:34 AM
Today
Search Ride Plan
OTP
94%
Vendor
Pickup / Dropoff location
Add filter
Drivers (53)
Bessie Cooper
Floyd Miles
Annette Black
Cody Smith
Eleanor Walker
Patricia Fisher
Emily Lakin
Christina Lee
Gustavo Jackson
Unassigned
Ismael Ward
7:00 am
7:00 am
Lift
Tamil Welfare Associatic
Road
Some pickup note
Partners Hairdressers, 6
Surrey Sm5 2rb
Some dropoff note
Select assignment type
Suggest assignment
Flexible assign
Priority assign
Assign to specific shift
Manual assign
Reassign all pending rides
Assign
Bertha Walker
Brendan Lee

•Fleet & Driver Management: Our fleet and driver management module allows customers to ensure accurate and automated vehicle tracking, driver management, incident reporting, maintenance workflows, compliance monitoring, and shift scheduling. Our Driver App has been developed to make drivers’ jobs safer and easier. The app provides a single interface where a driver can access the information they need before, during, and after their shifts. This includes performing vehicle safety inspections, turn-by-turn navigation, a dynamically updated rider manifest, automated notifications, and “one click” task acknowledgements.

The Shift Optimizer leverages our algorithms to provide recommendations for the optimal driver and vehicle shift allocation to seamlessly match predicted demand.

SUPPLY OPTIMIZATION
Demand
Upload
Generate
Download
Mon
Tue
Wed
Predicted number of requests in planning period (default)
Number of requests in reference period (default)
Number of requests met in reference period (default)
Default
Metric
Prediction
Reference
Requests
default
808
888
Met demand
default
60%
Vehicles
Shifts
Upload
Copy last week
Get existing
GROSS
PRODUCTIVE
Vehicle
Start time
End time
Group
Duration
Breaks
V9-TBY85...
07:00 am
05:00 pm
default
10:00
V8-TBT52...
12:30 pm
09:00 pm
default
8:30
V8-TBT52...
05:20 am
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V7-TAT48...
12:00 pm
08:00 pm
default
8:00
1 - 4 of 17 items
Productive supply (default)
Productive supply required to meet 80% met demand target (default)
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Shift plans

•Rider Management: Rider management features allow for the creation and storage of the details of a rider’s profile, including eligibility across different transportation verticals, rider language preferences, frequently requested destinations, fare-discount codes, and accommodation needs such as vision or speech impairments, wheelchair requirements, and any other required mobility accommodations. This enables us to provide a highly customized experience to passengers and ensures our software can be configured to address the unique needs of a specific rider or group of riders, such as allowing for door-to-door pickups for passengers with limited mobility. Pricing algorithms can also be configured to allow for discounts to certain demographics, such as seniors.
•Data Analytics & Reporting: Advanced analytic capabilities provide customers with real-time insights into the network’s performance. Reporting packages are designed to comply with regulatory and compliance requirements, allowing customers to easily obtain and share the relevant data needed to secure government funding.
These reports inform deployment optimization and long-term planning and can be queried and filtered for specific insights or treated as ongoing dashboards. The reports include daily and weekly views of the key performance indicators such as completed rides, driver hours, utilization (cost per ride), the percentage of demand met, the average proposed waiting time, and total new and returning riders.

Customers can also access granular data for every ride request, which can be filtered to create customized reports.

Service KPI Dashboards
Search VOC
2:20 PM
Service Operation (Periodic)
Date Range: 03/17/2025 - 03/21/2025
Periods by: Days
Download
Total ride requests
21,276
Met Demand
18,580
Met Demand Rate
87.3%
Completed rides
12,630
Completed Rides Rate
59.4%
Filtered period
Show more
Met Demand
Number of ride requests (passengers) met with a ride proposal.
Passengers
6,000
4,500
3,000
1,500
0
4,126
4,137
4,192
4,238
4,583
2025-03-17
2025-03-18
2025-03-19
2025-03-20
2025-03-21
Met Demand
Seat Unavailable
Detailed Ride Requests Status
Breakdown of all ride requests (passengers) by status.
Passengers
6,000
4,500
3,000
1,500
0
4,126
4,137
4,192
4,238
4,583
2025-03-17
2025-03-18
2025-03-19
2025-03-20
2025-03-21
Completed
Seat Unavailable
Unaccepted Proposal
Cancel
No Show
Other Error
Invalid
Booked
Vehicle Hours by Shift Segment
Total hours of all drivers combined by shift segment
800
600
669.7
698.8
725
702.6
766.7
Productivity
Completed rides / vehicle revenue hours (first pickup to last drop off, excluding breaks).
8
6

Technology-Enabled Services
Many of our customers require additional support in order to adopt modern technology. As a critical part of our go-to-market strategy, we have embedded into our platform a suite of vertically integrated services that complements our powerful software. Customers can opt to include these services on an à la carte basis or as a full turnkey solution. Examples of our technology-enabled services include:
•Driver management: we can help our government customers ensure they have a sufficient network of available drivers. We can leverage independent contractor driver partners, contract with staffing agencies, or employ drivers to bring in the appropriate driver labor supply to meet our customers’ unique requirements. As part of this service we can provide a highly efficient digital acquisition channel that leverages the latest in programmatic marketing techniques to very efficiently reach target audiences. Integrations between third party background check software and our operations software enable drivers to flow through the required registration process.
•Fleet management services: through partnerships with major vehicle leasing companies like Avis and Voyager Global Mobility, we are able to efficiently and effectively source vehicles on behalf of our customers. For a typical microtransit or paratransit service, we can rent or help our customers rent a dedicated, branded fleet that is rotated every 1.5 to 2 years, thus sustaining relatively low mileage and more limited maintenance costs than more traditional purchased vehicle models.
•Autonomous vehicles: Our software seamlessly integrates autonomous shuttles into the broader transportation landscape. We are the only government transportation software company with direct experience deploying AVs across a variety of vehicle form factors, geographies, and transit use cases to provide tens of thousands of autonomous rides around the world. Our vehicle-agnostic platform has also been proven to be the most reliable, comprehensive, and effective solution for deploying autonomous demand-response services.
•Customer support: we are able to ensure the successful day-to-day delivery of core operational key performance indicators by providing local and remote operational support. These services can take the form of local operational fleet, safety, and driver supervisors, as well as in-house and third-party call center support staffing. Our breadth of customers allows us to offer highly efficient economies of scale that would otherwise be unavailable. For example, when a customer experiences high call volumes, they can overflow calls to our third-party call centers, where a team of agents cross trained on their service and one to two other services can immediately be made available to help take calls and keep wait times low. This allows our customers to maintain their target call hold times even if they experience heightened fluctuations in call volumes, without the need to add expensive and inefficient permanent staffing.
Passenger Tools
We provide a host of consumer-grade applications to allow passengers to seamlessly plan, book, and pay for their end-to-end transit journeys. Our customers can select from a choice of passenger facing tools depending on their needs.
•White-Labeled Rider Apps: We have developed the automated infrastructure to rapidly deploy white-label rider and caregiver apps, allowing our customers to maintain their preferred branding for their deployments. For example, in Sunnyvale, California, riders download the Peery Park Rides app while in Lone Tree, Colorado, riders download the Link On Demand app. These apps can be configured to meet a range of use-cases, including inter- and multi-modal booking, which allows riders to use a single app to plan and pay for trips across the city’s entire transportation network.

Peery Park RIDES
Hi, we're Peery Park Rides!
On-demand shared rides to get around Peery Park
Richmond moves
Hi, we're Richmond Moves!
We make getting around easy, efficient and eco-friendly.
RIDE Longmont
Hi, we're RIDE Longmont!
We make getting around easy and efficient.
via WRTA
Hi, we're WRTA Rider!
We make getting around easy and efficient.
Lone Tree Link On Demand
Hi, we're Link on Demand!
We make getting around easy and efficient.
groove ON-DEMAND
Hi, we're Groove On-Demand!
We make getting around easy and efficient.
Calexico ON DEMAND
Hi, we're Calexico On Demand!
We make getting around easy and efficient.

•Citymapper: Our 2023 acquisition of Citymapper, the award winning MaaS application, offers our customers another method of reaching passengers. Available for free on the app store, Citymapper’s intuitive journey-planning capabilities and real-time travel information have led to its viral adoption by more than 50 million users in over 100 cities, providing the opportunity for people to use a single mobile app to plan journeys. Since our acquisition, we have integrated Citymapper’s powerful back-end data infrastructure into Via’s platform and developed data and insight solutions for our customers, as well as the option to co-brand in the Citymapper app and generate in-app advertising revenue.

9:41
Get Me Somewhere
Get Me Home
Recent Trip
To Barbican Centre
10:20
Saved Trips from Current Location
Leave: Now
Current Location
Barbican Centre
Suggested
Start
End
GO
Leave now
Arrive 10:11
Walk to Westminster
Go to platform
Circle - Eastbound
Hammersmith
39 / 10:18
Bridge Street
Walk North on Bridge Street
Slight left onto Bridge Street
Turn right onto Bridge Street

Data and Insights
The Via platform is designed to allow for the continuous optimization of operational performance. Where formerly siloed, customers can now in real-time compare performance across their vendors, drivers, vehicles, and other key variables. Our algorithms leverage ML to ingest learnings from hundreds of millions of data points and continuously improve system efficiency and the overall customer and rider experience, automatically becoming smarter over time. We deliver data insights based on how passengers are using the Via and Citymapper apps to interact with the city’s transportation network, giving highly valuable and innovative consumer behavior insights to inform planning and operational decision making. Via’s customer benchmarking tools can help customers understand how their networks are performing relative to similar communities, and offer proactive suggestions for ways in which to drive performance.
Our Competitive Advantage
Via is the only provider in the market globally that offers an end-to-end platform with fully integrated vertical software solutions, a complementary suite of technology-enabled services, and real-time data to drive actionable insights for cities. We are well positioned as a differentiated provider with unparalleled scale, consistently high growth and market leadership.

Our continued success is driven by our ability to deliver tangible value to our customers and their passengers and the sophisticated sales motion that we have established to navigate this complex sector. These are several of the advantages that set us apart:
Our Vertical Software Breaks Down Operational Silos and Drives Network Efficiencies
We believe that we are the only company in our industry that has developed an end-to-end and easily configurable cloud-based and vertically integrated software solution. Virtually every component of a customer’s transportation network can be planned, optimized, and operated on one unified vertical technology stack. Our technology offers flexibility, adaptability, and scalability while allowing for the high degree of configurability needed to win customers and meet the unique needs of each community.
Our Highly Modular Platform Meets the Needs of our Diverse Customer Base
We offer a customer-centric highly adaptable business model that provides a solution for any sized city, transit agency, or organization, domestic or international. When customers subscribe to our platform, they can select from a menu of applications, features, and technology-enabled services to design the optimal solution to meet their needs. We believe that by being highly configurable, our platform can meet the needs of organizations of all sizes globally, across urban, suburban, and rural environments.
Our Data Advantage Generates Actionable Insights for Customers
Data is fundamental to everything we do at Via. We have spent more than a decade cultivating billions of data points from the hundreds of millions of trips powered on our platform to drive the ML and AI that powers our software. This allows our algorithms to become smarter over time; planning better, routing more efficiently, automating more tasks, and offering better predictive modeling to generate suggestions for efficiency. This creates a flywheel effect for our customers as the cost savings generated from running more efficient operations allows them to invest in further service expansions or enhancements to serve more passengers.
Our Government Domain Expertise and High Specialized Go-to-Market Strategy
Our sales efforts are centered around selling subscriptions to our platform directly through a sales force with expertise in government sales and public procurements. Our opportunity is global—our platform was deployed in more than 30 countries as of December 31, 2024—and our sales force has local expertise. We have structured our sales efforts through two go-to-market strategies: direct sales and public procurements. Our direct sales team manages our sales efforts from opportunity creation to contract signing and works collaboratively with multiple teams to onboard new customers. Our public procurement efforts are led by our business development team, which focuses on writing responses to RFPs and relies on our expansive library of content and data from our sophisticated simulation tools. Our go-to-market strategy relies on several key teams including: our direct salesforce, business development, strategy, marketing, customer success, expansion, and consulting. We believe that our ability to understand and sell efficiently to our unique set of customers is a key driver of our rapid growth.
Our Brand Recognition and Reputation has Established Us as the Category Leader
With hundreds of government customers, we believe that our brand recognition and reputation has created broad awareness of us and our platform amongst our prospective customers. With less than 1% of our SAM captured today, on both the basis of potential spend and number of potential customers, we are in the early innings of transforming the government transportation sector.
The reach of our platform and return on investment has allowed us to adopt a “land and expand” strategy where a new deal in a region often leads to organic growth and several other opportunities in surrounding regions. We anticipate that we will be able to leverage our position as the category leader to accelerate the growth of this emerging category.

Our Expert and Mission-Driven Team is Highly Specialized in Building for Governments
We are committed to building and nurturing an outstanding team of employees that reflects the best expertise in their fields. We pride ourselves on our culture which values exceptionalism, collaboration, optimism, diversity, and a commitment to our mission. Research and development has been a core focus of our team since day one and we believe we have built significant expertise in key areas of software development over the years including but not limited to algorithms, navigation systems, AI, ML, and user experience. Our engineering and data science teams are highly selective and include alumni of elite universities and corporations. Our track record as operators and familiarity with the day-to-day challenges faced by our customers helped us win their trust and enabled us to develop a deep understanding of the key performance indicators that are essential for our customers’ success. Our management team represents a wealth of experience across business, financial, and government sectors.
We Serve as the Conduit to Connect Autonomous Vehicles to Public Transportation Networks
We firmly believe that our platform has a pivotal role to play to enable adoption of modern technology solutions by cities and government agencies. Our software has been designed to effectively allow autonomous fleets to be deployed as part of public transit networks while supporting the unique requirements of government customers. Our highly efficient routing and sharing algorithms aggregate multiple passengers in one autonomous vehicle and ensure optimization across the entire fleet. Our dispatch software allows for the real-time monitoring of autonomous transportation operations enabling customer support and enhancing safety particularly for vulnerable riders. A multitude of vertical software features make the system usable by all including people with disabilities, the elderly, and unbanked populations. We can provide technology-enabled services that support autonomous operations such as vehicle maintenance. As autonomous vehicles become more widely accepted, reliable, and cost effective, we believe we are poised to grow off of our early success, as we have already begun piloting the deployment of autonomous vehicles as part of public transportation fleets for dozens of our customers around the globe.
Our Growth Strategies
We intend to continue to grow our business, and pursue our large market opportunity via the following growth strategies:
Winning New Customers
We believe that our platform can be adapted to meet the needs of any city or government agency in charge of public transportation networks around the world. For example, even in North America and Europe, where our customers are primarily located, we capture less than 1% of our SAM. We estimate the total addressable market in North America and Europe to be approximately 63,000 customers, based on the Third Party Market Data. We have a proven track record of winning new customers. Our customer count grew from 597 as of December 31, 2023 to 665 customers as of December 31, 2024.
Growing our Existing Customer Relationships
Our ability to expand our relationships with our customers is often driven by the operational success and economic impact of our solutions. We estimate that, in North America and Europe, where our customers are primarily located, we capture less than 1% of our SAM, leaving significant room for growth. While we initially focus on acquiring new customers with one solution (most often planning or microtransit), we rapidly work to grow our relationships with our customers by expanding the scale of our contracts (through volume usage), upselling to new solutions or transportation verticals (such as paratransit, scheduling, or school transport), and introducing new modules (such as tech-enabled services, passenger apps, service design consulting, or data and insights). Our ability to expand our relationships with our customers is often driven by the operational success and economic impact of our solutions.

Expanding Internationally
We have primarily focused our sales efforts on North America and Europe, and have initiated sales efforts in the Middle East, Australia, New Zealand, Japan, and Latin America. For the year ended December 31, 2024, we generated approximately 70% of our revenue from our customers in North America, however, public transportation is a global market and we plan to invest significantly in our sales efforts and marketing programs to grow new geographies across the globe. As of December 31, 2024, our sales and marketing team was composed of over 200 employees located in 15 countries, with over 70% of such employees located in North America.
Entering New Verticals
Our platform creates a unified digital infrastructure for cities, government agencies, universities and corporations. We have a strong track record of successfully launching new solutions both organically and through acquisitions. For example, paratransit and school transport solutions were added organically to the platform, while our planning and MaaS and insights solutions were added through the Remix and Citymapper acquisitions, respectively. Our long-term success will be driven in part by our ability to expand into new verticals and continue to digitize legacy government systems. We firmly believe that cutting-edge technology will help create more efficient cities and evolve to encompass all aspects of transportation systems and cities’ infrastructure. Therefore, we will continue to invest in research and development and sales and marketing to address new verticals and support our mission.
Continuing to Invest in Innovation
As pioneers of dynamic transit, we have a long history of product innovation. We maintain a robust patent portfolio of groundbreaking technologies we have developed, such as our Virtual Bus Stop dynamic routing. Our algorithms are built on a foundation of AI, which has been a significant driver of our success to date. We plan to stay at the forefront of ML and AI technology innovation in order to maintain our leadership position. Our platform is the product of 12 years of intensive research and development efforts, billions of data points from transportation trips, and hundreds of millions of dollars of research, development, and operations investment. We plan to continue to invest in new products and features to enhance the capabilities of our platform and maintain our competitive advantage.
Evaluating Acquisitions in a Fragmented Market
Our competitive landscape is highly fragmented and siloed with large, legacy players lacking in product and technology expertise and numerous technology point solutions which are vertically focused and not operating at significant scale. Because of this, acquisition or strategic partnership opportunities may arise. Acquisitions have proven to help enhance our platform, expand our geographical reach, and accelerate our market penetration. We have made two software acquisitions, both highly strategic, that have successfully complemented our platform, customer base, and technological capabilities: namely Remix in 2021 and Citymapper in 2023.
We will continue to actively evaluate acquisition and strategic partnership opportunities. We may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities.
Our Customers
We serve a diverse set of customers, from New York City’s MTA, to the Blackfeet Reservation in rural Montana. The key decision maker for our customers ranges from a senior official or department head within the city’s transit agency to the local mayor or city counselor.
Our customers often start their journey with Via by subscribing to a single solution, typically our planning or microtransit solution. As our customers adopt more of our platform’s products and features, they experience flywheel effects from their use of the platform and the efficiencies gained throughout their transit network and improved quality of service for passengers, generating the opportunity to allow for further growth and expansion.
As of December 31, 2024, we had 665 customers in more than 30 countries. Our contracts leverage a subscription-based model, are typically multi-year and generally include a volume component. The unit of volume is fleet size, minimum number of vehicles, or total number of vehicle-hours. Our customers may contract for a wide range of solutions and each solution may comprise a diverse mix of modules and prices accordingly. The cyclical nature of government procurement means that customers typically enter with one solution to serve a particular transportation vertical. Over time, we often see our customers’ grow their volume usage with their existing solution. And, as their other legacy siloed operations reach the opportune moment in their procurement cycles, customers add additional transportation verticals to their scope, resulting in additional contract value growth. This business model has provided significant upside and enabled us to generate Platform Net Revenue Retention Rates of over 120% in each of 2023 and 2024.

Competition
The public transportation market, while fragmented, is highly competitive. The size of the total addressable market and the emergence of innovative technology that enables digitization of legacy services attract interest from corporations, entrepreneurs, and investors globally. We believe that we are currently the category leader in digitizing public transit systems, based on the comprehensiveness of our solution and the number and scale of our deployments worldwide. However, increased availability of capital may allow market participants to adopt aggressive go-to-market strategies, enhance and expand product offerings, and consolidate with other participants, any of which could jeopardize our position.
We face competition across all segments of our platform. Our competitors vary in size, technological sophistication, and operational capabilities, and include legacy software providers (such as Constellation Software, Tyler Technologies, Giro (Hastus), and Ecolane), large technology and mobility companies (such as Siemens Mobility, Mobileye (Moovit), Uber, Lyft, and Verizon), transit operators (such as Deutsche Bahn, Transdev, and MV Transit), auto manufacturers that offer mobility solutions (such as Volkswagen (MOIA)), and smaller start-ups (such as RideCo, Spare Labs, Optibus, and The Routing Company).
We believe that our leadership position depends on several factors:
•End-to-end vertically integrated platform of software and services;
•Breadth and depth of our software;
•Data and operational expertise from hundreds of millions of trips;
•Specialized, proprietary algorithms;
•Our ability to offer superior user experience;
•Sales motion to sell into a complex, public end-market;
•Expertise to successfully identify and efficiently respond to public procurements;
•Sophisticated simulation tools and extensive library of content to support sales and procurement processes;
•Brand awareness, reputation and customer references; and
•Exceptional team and excellence of execution.
Our ability to execute on our strategy will depend on cultivating our strengths and maintaining our leadership position.
Via’s Mission, Team, and Culture
At Via, we are motivated by the mission that access to efficient and affordable public mobility creates economic and social opportunity. We believe that we, as custodians of public tax dollars, have a responsibility to strive for excellence in every solution we develop, every proposal we bring to a customer, and every service we deliver.
We pride ourselves on our extremely high bar for hiring talent and a strong culture which values exceptionalism, collaboration, optimism, and a commitment to our mission. Our management team represents a deep wealth of experience across business, financial, and government sectors. The management team is a close-knit group and has worked together for an average of ten years. As of December 31, 2024, we had 951 corporate and local operational employees (excluding drivers) across 19 countries around the world. Our headquarters are located in New York City.

Our impactful and mission-driven work has been recognized externally by a number of leading organizations including Inc Magazine’s Best in Business 2024 and 2022, Inc Magazine’s “17 Ventures That Embody the U.N.’s 17 Sustainability Goals 2022 list,” Fast Company’s “The 10 most innovative companies working on social good of 2023,” and Fast Company’s “2020 World Changing Ideas.”
Sales and Marketing
We have made significant investments in our sales and marketing team. As of December 31, 2024, our sales and marketing team was composed of over 200 employees located in 15 countries. We have invested in developing a sophisticated go-to-market strategy enhanced with a set of proprietary technologies that allow us to implement highly cost-efficient, scalability, and easily replicated processes across a diverse set of geographies.
Our sales and marketing team is divided into our direct salesforce, business development, strategy, marketing, customer success, expansion, and consulting teams.
We sell our platform mostly through our direct salesforce and our business development teams.
Our direct salesforce builds local relationships with customers and manages the sale process end-to-end. Our business development team allows us to successfully compete in procurement processes for large government contracts, achieving sales cycles comparable to the industry benchmark for enterprise SaaS. The team utilizes proprietary generative-AI language learning models to draw from our expansive library of content to seamlessly automate draft documents which can be enhanced with data from our simulation tools. The expertise of our business development team has enabled us to successfully navigate complex government procurement processes, crafting high quality proposals and accurately understanding and pricing our bids during the proposal stage.
Our sales process is highly consultative and collaborative across multiple teams to shape opportunities and set our customers up for success. Our expansion and operations teams actively participate in the sales process and help our sales and business development teams design use-cases for our software and advise customers on how to set up and run their operations. Our transit planning and consulting teams employ our proprietary simulation technology to guide our customers through complex service planning exercises and feasibility studies, using our software allows us to generate the required in-depth financial modeling and cost-benefit analysis our customers require in order to build consensus for change. Our public policy team helps customers identify sources of funding and pursue funding opportunities to finance the deployment of our technology. Post launch, our customer success team provides continuity in the relationship with our customers and is instrumental in identifying and selling expansion opportunities.
Our marketing efforts help articulate our vision of how we can shape the future of cities with our software. Our marketing team engages in a variety of traditional and online marketing activities designed to enhance the visibility of our market, provide sales support, build brand recognition, and enhance our reputation as the category leader. We drive demand and brand recognition by leveraging digital advertising, search engine optimization, webinars, social media, thought leadership and various event-based marketing. We participate at industry conferences, publish case studies and articles in the industry press and have active relationships with industry analysts. We benefit from network effects as we build goodwill through customer reviews and testimonials, word-of-mouth referrals and references from other industry participants.
We plan to continue to invest in our sales and marketing efforts to reach new customers, deepen our relationships with existing customers, and promote the adoption of our technology globally.
Resilience, Security, & Technical Architecture
Our software is cloud-based, scalable, and resilient. This enables our platform to deliver reliability while maintaining the flexibility to adapt to various and changing system requirements.

We use third-party controlled-access systems for data storage. Our data centers are hosted offsite by AWS, and Google Cloud Platform. We also use Snowflake as our analytical data warehouse.
In addition to our live environment, we host a replica and backup environment, allowing us to quickly recover important data in case of emergency. We run continuous backups of each database in our platform. Each database also includes recovery capabilities. Every architecture change or addition of service or capability that may require updating the backup and recovery policy is flagged and reviewed by a separate technical resource. For both live and non-live databases, backups are hosted at AWS’s redundant offsite locations. All of our services run in secured virtual private clouds, with proper network segmentation and stateless firewalls.
We maintain a number of redundancy features to ensure stability of our platform, such as multizone availability, along with autoscaling and failover features that ensure our platform can continue to operate in the rare event of a power outage at a particular hosting center.
We follow state-of-the-art practices for ensuring the security and privacy of data in our platform.
All security practices are informed by our comprehensive Information Security Management System (“ISMS”), which establishes guidelines for protecting the privacy of customers, employees, passengers, and drivers and the confidentiality of non-public information, safeguarding the accuracy of all data, and maintaining the availability of systems that are vital to the operations of our company and our customers.
We have developed all ISMS policies in accordance with ISO 27001, an international standard for information risk management, and have received full ISO 27001 certification. The ISMS also reflects cybersecurity practices outlined in the CIS Critical Security Controls (“CSC”), a globally recognized guide for following best practices around data protection. As part of the ISMS, we conduct periodic training and awareness programs so that all employees are equipped to uphold our high standards for cybersecurity.
We use encryption technologies to protect data stored on our corporate and production servers.
Our sophisticated encryption technologies are key to ensuring that we protect sensitive client information in our databases. We can also provide payment card industry compliant phone payment processing.
Research and Development
Via was founded on the premise that software can transform cities and how the world moves.
Research and development has been a core focus of our team since day one and we believe we have built significant expertise in key areas of software development over the years including but not limited to algorithms, navigation systems, AI, ML, and user experience.
Our engineering and data science teams are highly selective and include alumni of elite universities, corporations and Israeli Defense Forces units. They are mostly located in Tel Aviv, New York, San Francisco, and London. As of December 31, 2024, our research and development team comprised over 400 employees.
We invested $95.8 million and $89.0 million in research and development for the years ended December 31, 2023 and 2024, respectively. We plan to continue to invest in our research and development capabilities to enhance our software and to enter new transportation verticals.
Intellectual Property
We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, as well as contractual provisions, such as confidentiality clauses, to establish and protect our intellectual property. We believe that our technology and innovations are extremely valuable, and our success depends in part on our ability to effectively protect our intellectual property rights. Via also maintains a vast library of proprietary data and analysis from the hundreds of millions of rides it has delivered over time. The aggregated and anonymized insights derived from this data are extremely valuable to our partners as they seek to better understand their transit planning needs and the transit decisions of their communities. As of December 31, 2024, we have 14 issued U.S. patents that will expire between 2036 and 2040 and 12 international patents that will each expire between 2037 and 2038, as well as 14 pending U.S. patent applications.
In addition to its patent portfolio, we own 40 registered trademarks including 7 registered trademarks in the United States and 33 registered trademarks internationally, as well as one pending international trademark application. Our registered trademarks include the “Via”, “Remix”, and “Citymapper” marks and logos as well as our slogan “Powering Public Mobility.” We continually review our intellectual property development efforts to assess the existence and patentability of newly developed intellectual property and intend to pursue additional trademark protection as we expand and develop the Via brand across the world.
From a contractual perspective, we protect our intellectual property using non-disclosure agreements, confidentiality provisions, license agreements, employee and contractor invention assignment agreements and other similar agreements. Our customer contracts include language that confirms we are only providing access to previously developed configurable software and not performing custom development work and that we own all of the intellectual property licensed to our customers.
Policing and litigating such claims is expensive and time-consuming and is not guaranteed to be successful. In addition, in the past we have faced, and may face in the future, allegations that we have infringed on third-party intellectual property rights, including those of our competitors or non-practicing entities. As our business grows, we may encounter more such claims. Furthermore, we zealously protect our intellectual property rights and have in the past filed and received favorable decisions in lawsuits against our competitors where we believe our patent and other intellectual property rights are being infringed. See “—Legal Proceedings—Patent Litigation.”
Government Regulation
We are subject to the laws and regulations of the United States and other jurisdictions affecting the sale of our software and tech-enabled services including transit operations. These laws, regulations, and standards govern issues such as U.S. DOT funding and procurement regulations, regulations and guidelines for recipients of FTA funding, Americans with Disabilities Act regulations, requirements for fixed-route bus operators and federal, state, and local paratransit and school transport requirements, where applicable. Other federal, state and local laws, regulations and rules govern issues such as transportation, labor and employment, worker classification, data privacy, AI, cybersecurity, competition, payments, product liability, personal injury, intellectual property, consumer protection, taxation, accessibility, anti-corruption, government procurement, autonomous vehicles, and health and safety requirements. The legal and regulatory landscape is often complex, dynamic and varied. As a result, the interpretation and application of these laws and regulations in practice may change or develop over time through judicial precedent or as new guidance is provided by governmental and administrative agencies.
As a global company, international regulations and trade relations could also potentially impact our business. We are subject to laws, rules and regulations across different countries that may change over time. Such laws, regulations or rules may impact the operation and sale of our software and tech-enabled services by affecting our ability to conduct business in certain places. For example, restrictive measures may be imposed on U.S. companies by other governments that limit our eligibility to provide tech-enabled services and operations in partnership with local clients
Data Protection and Privacy
The Via platform and the data it uses, collects or processes to run our business is an integral part of our business model and, as a result, our compliance with laws dealing with the use, collection, and processing of personal data and the protection of our customer and rider data is core to our strategy to improve passengers’ experience and build trust.
Specifically, our products and services receive, use, transmit, disclose, and store personally identifiable information and other data relating to drivers and passengers on our platform. In the context of Citymapper, we also process personally identifiable information to deliver targeted advertisements.
Accordingly, we are subject to numerous local, municipal, state, federal, and international laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure, and protection of certain types of data. Such regulations may include, but are not limited to, the TCPA, HIPAA, Section 5(a) of the Federal Trade Commission Act, the COPPA, the EU and UK GDPR, the privacy laws of the U.S. states in which we operate, including but not limited to the California Consumer Privacy Act. We are also subject to laws, regulations and standards related to advertising and marketing, including CAN-SPAM, the Telephone Consumer Protection Act and Canada’s Anti-Spam Law.
The impact of recently enacted privacy laws, including those focused on the ethical use of AI, on us and others in our industry is and will remain unclear until additional regulations or guidance are issued. In order to prepare for compliance with these laws, we may be required to modify our data collection, usage and processing practices and policies, disclose or modify our use of AI-enhanced product features, and incur substantial compliance-related costs and expenses. Non-compliance with these laws could result in penalties or legal liability. We have invested, and will continue to invest, human and technology resources into our data privacy compliance efforts in the United States and in other jurisdictions.
Autonomous Vehicles
In the United States, certain jurisdictions have imposed legal restrictions or other requirements on the testing and/or general deployment of autonomous vehicles and many other states are considering such requirements. In addition, there are dynamic state and local laws and regulations regarding the use of autonomous vehicles and the incorporation of AI into autonomous vehicle software in for-hire, commercial transportation or with network company platforms.
The discrepancy among federal and state governments as to how to regulate autonomous vehicles creates legal complexity for our business. Autonomous vehicle laws, rules and regulations are expected to continue to evolve in numerous jurisdictions in the United States and in foreign countries and may impose restrictions or delays on our ability to develop, test and commercially deploy autonomous vehicles on our network. See “Risk Factors—Risks Relating to our Business and Industry—We may expand our platform and pursue initiatives, including electric vehicle partnerships, autonomous vehicle partnerships, logistics, and advertising, which may not be successful.”
Anti-Corruption Laws and Regulations
We are subject to the FCPA, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. As many of our customers are state and local transit agencies and municipalities, we frequently have contact with governmental officials. While the Trump Administration recently issued a February 10, 2025 Executive Order pausing initiation of new FCPA enforcement investigations or actions, the federal government may resume FCPA enforcement activity at any time. We are also subject to laws prohibiting bribery of domestic governmental officials, foreign anti-bribery and corruption laws in countries where we do business, local “pay to play laws” and contractual anti-bribery obligations. We have implemented a rigorous compliance and training program in order to inform all of our employees and consultants that it is illegal to offer to pay or authorize the payment of anything of value to any government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. We have implemented anti-corruption policies and protocols to comply with the laws and regulations that we are subject to, in addition to honoring our contractual obligations.

Legal Proceedings
In the ordinary course of our business, we are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, regulatory inquiries and audits, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels, including involving personal injury, property damage, labor and employment, anti-discrimination, commercial disputes, consumer complaints, intellectual property disputes, compliance with regulatory requirements, and other matters, and we may become subject to additional types of claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and legal and regulatory proceedings in the future and as our business grows. Information is provided below regarding the nature and status of our material pending legal matters. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. Moreover, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop.
Independent Contractor Classification Matters
At Via, we employ drivers and also engage independent contractor driver partners. We select the appropriate labor model based on the requirements of the service, the needs of our partners and the applicable laws in the jurisdiction in which we are operating. Driver partners are appropriately classified as independent contractors because, among other things, they can choose whether, when, and where to provide services on our platform, are free to provide services on other ridesharing platforms, and own, rent or lease the vehicles they use to perform services on our platform. We go to great lengths to distinguish between employees and independent contractors and ensure that drivers are appropriately classified.
We have in the past been subject to claims, lawsuits, arbitration proceedings, administrative actions, regulatory inquiries and audits, government investigations, and other legal and regulatory proceedings challenging the classification of independent contractor driver partners on our platform. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. We maintain that all independent contractor driver partners on our platform are appropriately classified, dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters.
In the ordinary course of our business, various drivers have challenged, and may challenge in the future, their classification on our platform as an independent contractor seeking monetary damages, injunctive, or other relief under federal and state law. We are currently involved in one putative class or collective action filed in Wisconsin on behalf of by individual independent contractor driver partners, and received notice of other putative individual arbitration demands.
We have in the past resolved such litigation in New York, California, Illinois, and New Jersey. We have also resolved litigation under California’s Private Attorney General Act, which alleged that we misclassified drivers who provided services on our platform in California.
We believe we have meritorious defenses, dispute the allegations of wrongdoing and intend to defend ourselves vigorously in all active labor matters. However, in certain of these matters, we have engaged in pre-arbitration settlement discussions or mediation to save the time and expense of further litigation and trial preparation. Results of litigation and arbitration are inherently unpredictable and legal proceedings related to these claims, individually or in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation and arbitration of these matters may have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
We are currently involved in a series of administrative hearings before the New York State Department of Labor (“DOL”) regarding the classification of certain independent contractor driver partners operating on our platform in New York City for purposes of determining eligibility for unemployment insurance. In the past, we have received seven adverse determinations stating that the DOL considers those individual claimants to be employees and instructing us to begin making unemployment contributions on behalf of those independent contractor driver partners and others similarly situated. We have appealed and appeared at hearings before DOL Administrative Law Judges with respect to each of those adverse determinations. On November 19, 2020, the appeals board affirmed the adverse determinations and held us liable for unemployment insurance contributions. Subsequently, we withdrew all pending appeals but preserved our rights to contest future determinations.
On December 30, 2020, we received individual driver unemployment insurance determinations that were issued in bulk by the DOL. We filed responses objecting to these claims and requested hearings for each adverse determination. This determination remains pending. If necessary, we will appeal any adverse determinations.
We are also involved in administrative audits related to driver classification in New Jersey. These audits relate to unemployment insurance benefits to independent contractor driver partners. We contend that the driver partners are appropriately classified and that we are not obligated to provide additional benefits under state law and these proceedings are ongoing.
Labor Disputes and Litigation
As of December 31, 2024, approximately 140 of our employees in the United States were represented by a labor union and covered under a collective bargaining agreement. We have not experienced any work stoppages due to labor disputes, and we are committed to good faith negotiations with labor unions and compliance with applicable collective bargaining agreements.
From time to time, we have had occasional labor disputes. From 2020 to 2024, the ATU, Local 1177 filed four unfair labor practices charges with the NLRB against us primarily related to disputes over union voting and collective bargaining. These disputes have all been resolved, dismissed or settled.
Patent Litigation
On May 3, 2021, we filed a complaint in the U.S. District Court for the Western District of Texas, alleging that a competitor, RideCo, Inc. (“RideCo”), had been intentionally infringing on our patents, and specifically, our patented virtual bus stop technology for efficient, on-demand dynamic routing for microtransit vehicles (U.S. Patent Nos. 9,562,785, 9,816,824, 10,197,411 and 10,677,604).
On July 26, 2021, RideCo filed an answer and counterclaim alleging that we are infringing on RideCo’s technology for variant trip booking options (U.S. Patent Nos. 10,248,913 and No. 10,853,743), which we denied.
RideCo challenged Via’s patents before the USPTO in an inter partes review. The USPTO Patent Trial and Appeal Board (the “USPTO Board”) upheld patents for the virtual bus stop technology invented by Via in two successive, unanimous rulings. On June 23, 2023, the USPTO Board decision concluded that RideCo did not show by a preponderance of the evidence that Via’s challenged claims of the ‘824 patent were unpatentable. On August 17, 2023, the USPTO Board issued its final decision and we prevailed on all the challenged claims on our ‘411 patent. The USPTO Board found that RideCo failed to establish its claims that our ‘411 patent was unpatentable.
On January 30, 2025, following a trial in the Western District of Texas, we won a unanimous jury verdict against RideCo whereby the jury found that RideCo infringed our three Virtual Bus Stop patents (U.S. Patent Nos. 9,562,785, 9,816,824, and 10,197,411) and ordered RideCo to pay us approximately $1.4 million in damages. RideCo withdrew its claims that our patents were invalid, resulting in a judgment as a matter of law in our favor on the issue of validity. We also prevailed against RideCo’s counterclaims: the jury found that we did not infringe either of RideCo’s two asserted patents and we are entitled to collect supplemental damages for infringement from 2022 through the date of the verdict, as well as post-

judgment interest. We are currently seeking an injunction to prevent RideCo from selling its infringing product in the market, or in the case an injunction is not granted, a reasonable royalty from RideCo’s continued infringing sales. RideCo has stated its intent to appeal the verdict.
Personal Injury Matters
In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving independent contractor driver partners, passengers or other third parties using or who have used services offered on our platform. We and/or our subsidiaries are currently named as a defendant in certain of these types of matters, most of which are small claims pending in state courts. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing and intend to defend ourselves vigorously. Most of the losses arising from auto liability litigation is covered by our insurance, but certain losses may be within our deducible, self-insured retention or retained risk layer. We may also incur certain losses exceeding the limits of our insurance.
Results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources and other factors.
Facilities
Our headquarters, which constitutes 38,840 square feet of leased office space, is located at 114 Fifth Ave, New York NY pursuant to a lease that expires in 2026. We lease an aggregate of 177,489 square feet of space for our offices and facilities in New York City, San Francisco, Green Bay, Baton Rouge, Fort Worth, Los Angeles, Tel Aviv, London, Amsterdam, Berlin, Obertshausen, Mainhausen, and Tokyo. We also lease offices from co-working spaces in certain locations. We do not own any property.
We believe that our facilities are suitable to meet our current needs, and that suitable additional or alternative space will be available as needed to accommodate any growth to support new employees or new geographic markets.

MANAGEMENT
The following table provides information regarding our executive officers, other senior management, and our board of directors as of          , 2025:

Name	Age	Position
Executive Officers
Daniel Ramot		President, Chief Executive Officer and Chairman
Clara Fain		Chief Financial Officer
Erin H. Abrams		Chief Legal Officer

Non-Employee Directors
Arnon Dinur		Director
William Nix		Director
Noam Ohana		Director
Nechemia Peres		Director
Charles H. Rivkin		Director
Sarah E. Smith		Director
Executive Officers
Daniel Ramot is the Co-Founder and CEO of Via. Prior to Via, Daniel built supercomputers designed to discover new pharmaceutical drugs at D. E. Shaw Research and developed avionic systems for F-15s and F-16s for the Israeli Air Force. He was nominated to serve on the board of directors of Stellantis N.V. in March 2025. He holds a B.Sc. in Physics and Mathematics from The Hebrew University, an M.Sc. in Electrical Engineering from Tel Aviv University, and a PhD in neuroscience from Stanford University and is a graduate of the Israel Defense Forces’ elite Talpiot program. He has served as a member of our board of directors since inception. He was selected to serve on our board of directors because of the perspective and experience he brings as a co-founder and as our Chief Executive Officer.
Clara Fain has served as our Chief Financial Officer since 2017 and oversees our global finance organization. She joined Via in 2016 as Head of Finance. Prior to joining Via, Clara was a vice president in the Merchant Banking Division at Goldman Sachs where she focused on private equity and growth investments in the consumer, technology and telecommunications industries. She was nominated to serve on the board of directors of Iveco Group N.V in March 2025. Earlier in her career, she worked as an investment banker at Rothschild & Cie in Paris and TAP Advisors in New York City. She holds a M.S. in Engineering from Mines Paris.
Erin H. Abrams has served as our Chief Legal Officer since 2014 and leads our legal, risk, and compliance functions. Prior to joining Via, she was a Senior Vice President and Senior Compliance Officer in the Institutional Clients Group at Citigroup in New York. Prior to Citigroup, she was a litigator in the white collar and securities group at the law firm of Fried Frank Harris Shriver & Jacobson LLP. She is also the Vice President of the Board of Directors of Urban Pathways, a non-profit that provides services to homeless New Yorkers. She holds a B.A. in Political Science from Duke University and a J.D. from Harvard Law School.
Non-Employee Directors
Arnon Dinur has served as a member of our board of directors since September 2013. Since June 2009, Mr. Dinur has also served as Partner at 83North, a venture capital firm. Previously, He spent seven years with SanDisk, the world leader in Flash memory cards, as Senior Vice President leading SanDisk’s mobile strategy. He joined SanDisk as part of the company’s $1.6 billion acquisition of M-Systems in 2006. While at M-Systems, he was Senior Vice President of Strategy and M&A. Prior to that, he was the

Corporate Vice President and General Manager of the DiskOnKey division at M-Systems. He currently serves as a Partner of 83North and on the board of directors of a number of privately held companies. He also served on the board of directors of Marqeta, Inc. from September 2013 to July 2024. He holds a Master of Business Administration from the University of Texas at Austin as well as a Bachelor of Laws and a Bachelor of Arts in Accounting from Tel Aviv University. He was selected to serve on our board of directors because of his extensive experience as an executive at high-growth technology companies, his experience in venture capital, and his experience serving on the boards of public companies in the technology industry.
William Nix has served as a member of our board of directors since 2021. He currently serves as a Partner at Asymmetry Holdings, an investment holding company that invests in options in financial services, technology and public policy. Before Asymmetry, he was a Partner at Millstein & Co., a multiline financial advisory and investment firm that was acquired by Guggenheim in 2018. At Millstein, his responsibilities included general strategic matters of the firm and special situations investments, primarily in financial institutions. He previously served at the U.S. Department of the Treasury with management responsibility for investments made in large financial institutions. He started his career as an investment banker at Lazard Freres & Co. He holds an A.B. in Government from Dartmouth College. He was selected to serve on our board of directors because of his extensive experience in the finance industry and his experience in the highest levels of government.
Noam Ohana has served as a member of our board of directors since 2020. He currently is Managing Partner of Ora Global, a newly formed investment firm focused on resilience. Prior to launching Ora Global, Noam had been a Managing Director at Exor N.V. and led its venture capital arm, Exor Ventures, which he still manages as an independent fund manager. He started his investment career in 2007 at Atticus Capital and went on to become co-founder and COO of BeaconLight Capital, a global equity long-short fund. Prior to his investment career, he served as a Policy Advisor at the French Prime Minister’s Office and at the Israeli Consulate in New York. He holds a Public Affairs degree from Sciences Po and an M.A. from Stanford University, where he was a Fulbright Scholar. He was selected to serve on our board of directors because of his extensive financial and operational expertise and his experience in the venture capital industry and his knowledge of high-growth technology companies.
Nechemia Peres has served as a member of our board of directors since 2015. He is a Managing Partner and Co-Founder of Pitango Venture Capital. He began his career in the venture capital world as founder and Managing Partner of MOFET Israel Technology Fund and later co-founded and chaired the Israel Venture Association. Prior to his work in venture capital, he held managerial positions in the software industry at Decision Systems Israel and at the engineering department of Israel Aerospace Industries. He also served for ten years as a pilot in the Israeli Air Force. He currently serves on the boards of Taboola.com Ltd., Azrieli Group, Idomoo Ltd., Masterschool LTD, Duda, Inc., Venn 2014 Ltd., and several other Pitango Venture Capital portfolio companies. He is also the chairman of the Peres Center for Peace and Innovation, a not-for-profit organization, and served on the board of directors of other non-profit organizations, such as Social Finance Israel. In 2020, he co-founded the COVID-19 relief Israeli Solidarity Fund together with MATAN, the Israeli branch of United Way. He holds a B.Sc. in Industrial Engineering and Management, and an M.B.A. from Tel Aviv University. He was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of high-growth technology companies, as well as his experience serving on the board of public companies.
Charles H. Rivkin has served as a member of our board of directors since 2019. He currently serves as the Chairman and CEO of the Motion Picture Association (“MPA”) and leads the MPA’s global mission to advance and support the film, television, and streaming content industry. Prior to joining the MPA, he was the U.S. Assistant Secretary of State for Economic and Business Affairs from February 2014 to January 2017, where he was responsible for managing international trade negotiations, intellectual property rights protection, transportation, and global internet policy, among other major policy issues. He also served as the U.S. Ambassador to France from July 2009 to November 2013. He holds a B.A. from Yale University and an M.B.A. from Harvard Business School. He was selected to serve on our board of directors because of his management experience as the leader of a major trade association and his extensive experience working in government affairs and diplomacy.
Sarah E. Smith has served on our board of directors since 2021. She has over 40 years of experience in the accounting and auditing profession, including 25 years with Goldman Sachs, where she was a member of the Management Committee and served as Chief Accounting Officer, Controller, and Chief Compliance Officer. She also served on several Goldman Sachs committees, including the Risk Committee, Investment Policy Committee, and Reputational Risk Committee. Earlier in her career, she worked as an auditor at KPMG for 8 years. She has served on the board of directors of Aon plc since 2023, currently serving on the finance committee, and Klarna Group plc since 2020, currently serving on the audit committee. She is a Fellow of the Institute of Chartered Accountants in England and Wales and holds a Diploma in Accounting from City of London. She was selected to serve on our board of directors because of her extensive expertise with auditing, accounting, compliance, and finance and her service as a member of the Board of Trustees of the Financial Accounting Foundation as well as her service on the U.S. Treasury Department’s Advisory Committee on the Auditing Industry.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our New Charter and our New Bylaws will provide that the number of members of our board of directors shall be established from time to time by our board of directors. Immediately following the completion of this offering, our board of directors will initially be composed of seven members. Daniel Ramot will serve as the chairman of our board of directors.
Our New Charter will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•the Class I directors will be               and               , and their terms will expire at the first annual meeting of stockholders held after the completion of this offering;
•the Class II directors will be               ,               , and               , and their terms will expire at the second annual meeting of stockholders held after the completion of this offering; and
•the Class III directors will be               ,               , and               , and their terms will expire at the third annual meeting of stockholders held after the completion of this offering.
At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each director in the class will be elected to serve from the time of election and qualification until the third annual meeting following their election and until a successor is duly elected and qualified, in accordance with our New Charter. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Arnon Dinur, William Nix, Noam Ohana, Nechemia Peres, Charles H. Rivkin, and Sarah E. Smith each meet the definition of “independent director” under the rules of NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and the transactions involving them described in “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of NYSE in the case of members of the audit committee and compensation committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC.
There are no family relationships among any of our directors or executive officers.
Committees of the Board of Directors
In connection with the completion of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.
Audit Committee
Our audit committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing with our independent registered public accounting firm the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.
Our audit committee consists of Noam Ohana, William Nix, and Sarah E. Smith, with Sarah E. Smith serving as chair. Rule 10A-3 under the Exchange Act and the rules of NYSE require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Noam Ohana, William Nix, and Sarah E. Smith each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the rules of NYSE. Each member of our audit committee also meets the financial literacy requirements of NYSE. In addition, our board of directors has determined that each of Noam Ohana, William Nix and Sarah E. Smith will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.ridewithvia.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Compensation Committee
Our compensation committee is responsible for, among other things:
•reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;
•reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, and any other compensatory arrangements for our executive officers;
•overseeing our compensation and employee benefit plans; and
•appointing and overseeing any compensation consultants.
Our compensation committee consists of Arnon Dinur, William Nix, and Charles H. Rivkin, with Charles Rivkin serving as chair. Our board has determined that Arnon Dinur, William Nix, and Charles H. Rivkin each meet the definition of “independent director” for purposes of serving on the compensation committee under the rules of NYSE. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.ridewithvia.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•evaluating the overall effectiveness of our board of directors and its committees; and
•reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.
Our nominating and corporate governance committee consists of Noam Ohana, Charles H. Rivkin, and Nechemia Peres, with Nechemia Peres serving as chair. Our board has determined that Noam Ohana, Charles H. Rivkin, and Nechemia Peres each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the rules of NYSE. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.ridewithvia.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Our board of directors may, from time to time, establish other committees.

Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Indemnification and Insurance
We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Our New Charter and New Bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with all of our directors and executive officers that provide them and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on Liability and Indemnification.”
Code of Conduct and Ethics
Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our principal corporate website at www.ridewithvia.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference. In addition, we intend to post on our website all disclosures that are required by law or the rules of NYSE concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION
This section sets forth the compensation of our named executive officers (each, an “NEO”) prior to the completion of this offering, and is presented based on the reduced executive compensation disclosure requirements applicable to emerging growth companies. Our NEOs for the year ended December 31, 2024 are as follows:
•Daniel Ramot, our Chief Executive Officer;
•Clara Fain, our Chief Financial Officer; and
•Erin H. Abrams, our Chief Legal Officer.
Summary Compensation Table for 2024
The following table provides information regarding the compensation earned by our NEOs for the year ended December 31, 2024.

Name and Principal Position	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Daniel Ramot	$475,000	$—	$9,009,000	$6,900	$9,490,900
Chief Executive Officer
Clara Fain	$450,000	$—	$3,003,000	$6,900	$3,459,900
Chief Financial Officer
Erin H. Abrams	$400,000	$—	$900,900	$6,900	$1,307,800
Chief Legal Officer
______________
(1)Amounts shown in this column reflect the annual base salary earned by the NEO in respect of 2024.
(2)Amounts shown in this column reflect the aggregate grant date fair value of option awards granted during fiscal year 2024 as calculated in accordance with ASC Topic 718. For information about the assumptions used in calculating these amounts, see Note 2 of our audited annual consolidated financial statements included elsewhere in this prospectus.
(3)Amounts shown in this column reflect the Company’s matching contribution under our 401(k) plan for each NEO for the 2024 plan year.
Narrative Disclosure to the 2024 Summary Compensation Table
Our NEOs were provided with the following primary elements of compensation in 2024:
Base Salary
Each of our NEOs received a fixed base salary from us in respect of 2024. The base salary payable to each NEO is reviewed on an annual basis and is determined taking into account numerous relevant factors, including (a) the individual’s qualifications, experience, scope of responsibilities, and geographic location, (b) compensation amounts paid to similarly situated executives at peer companies, (c) the individual’s historical compensation level, and (d) internal pay positioning.
For fiscal year 2024, Mr. Ramot, Ms. Fain and Ms. Abrams had an annual base salary of $475,000, $450,000 and $400,000, respectively.
Equity Compensation
We currently maintain the Via Transportation, Inc. 2012 Equity Incentive Plan and the Via Transportation, Inc. 2018 Equity Incentive Plan (together, the “Current Equity Plans”). The Current Equity Plans allow us to make grants of options to purchase shares of our Class A common stock and other equity awards relating to shares of our Class A common stock to our employees, directors, and other service providers, including our NEOs. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. Accordingly, our board of directors periodically reviews the equity incentive compensation of our NEOs and from time to time may grant equity incentive awards to them.
Any equity awards granted under the Current Equity Plans are subject to such vesting and other terms and conditions as we determine and are set forth in a written award agreement between us and the applicable recipient. The terms of the Current Equity Plans provide us with broad administrative authority with respect to the treatment of the awards in connection with a Change in Control (as defined in the Current Equity Plans) or a similar corporate transaction.
Options to purchase shares of our Class A common stock are the only type of equity award currently outstanding under the Current Equity Plans.
In 2024, our equity grants were designed to recognize the significant contributions of our NEOs and to provide a meaningful incentive for long-term success. These grants reflect the impact of our leadership team in driving company growth and strategic initiatives, as well as to enhance retention in a competitive market. On February 19, 2024, Mr. Ramot received a stock option grant that vests monthly at the rate of 1/36th of the underlying shares of our Class A common stock following the vesting commencement date, subject to Mr. Ramot’s continued service with the Company through each vesting date. Additionally, on the same date, each of Ms. Fain and Ms. Abrams received a stock option grant that vests with respect to 25% of the underlying shares of our Class A common stock on the one-year anniversary of the vesting commencement date, with the remaining 75% of the shares underlying the option vesting in equal monthly installments over the subsequent three years, in each case subject to the optionee’s continued service with the Company.
With respect to each of the February 2024 stock option grants to our NEOs described above, 100% of the shares subject to the option shall vest immediately if, within twelve (12) months after or within three (3) months prior to the consummation of a change in control, we terminate the optionee’s employment with the Company for any reason other than “cause” (as defined in the applicable stock option agreement).
The terms of the equity awards held by our NEOs are further described under “—Outstanding Equity Awards as of December 31, 2024” below.
Prior to the completion of this offering, we intend to adopt the Via Transportation, Inc. 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”). The 2025 Equity Incentive Plan will replace the Current Equity Plans, and no further grants will be made under the Current Equity Plans after the completion of this offering. Any awards granted under the Current Equity Plans will remain in effect pursuant to their terms. We will include a summary of the terms of the 2025 Equity Incentive Plan in a subsequent prospectus filing once the terms are determined and finalized.
Offer Letters
We entered into an offer letter with Daniel Ramot, dated February 13, 2014, setting forth the terms of his employment in connection with his position as our Chief Executive Officer. Mr. Ramot’s offer letter provides for an initial annual base salary of $160,000. Mr. Ramot’s current base salary is $475,000.
We entered into an offer letter with Clara Fain, dated April 18, 2016, setting forth the terms of her employment in connection with her position as our Head of Finance. Ms. Fain’s offer letter provides for an initial annual base salary of $250,000 and her initial option award for the purchase of 255,000 shares of our Class A common stock, vesting over a four-year period, with 25% of the award vesting on the first anniversary of the vesting commencement date and the remainder vesting in equal monthly installments over the following three years, subject to her continued employment. The offer letter also provides for the accelerated vesting of Ms. Fain’s initial option award upon a termination of employment within the first year, or between one year and eighteen months, as further described below in our table for Outstanding Equity Awards at December 31, 2024. Ms. Fain’s current base salary is $450,000.
We also entered into an offer letter with Erin H. Abrams, dated August 7, 2014, setting forth the terms of her employment in connection with her position as VP, Legal Affairs. Ms. Abrams’s offer letter provides for an initial annual base salary of $200,000 and her initial option award for the purchase of 80,000 shares of our Class A common stock, vesting over a four-year period, with 25% of the award vesting on the first anniversary of the vesting commencement date and the remainder vesting in equal monthly installments over the following three years, subject to her continued employment. Ms. Abrams’s current base salary is $400,000.
At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreements
Each of our NEOs has entered into an at-will employment, confidential information, invention assignment and arbitration agreement with us. These agreements provide that the NEOs are at-will employees and not employed for any specified term. In addition, these agreements provide for, among other things, the non-disclosure of our proprietary information, the assignment of patent rights to any invention made during the NEOs’ employment with us, 12-month post-termination non-competition and non-solicitation covenants and their agreement to arbitration.
Employee Benefit Plans
Our NEOs participate on the same basis as our employees generally in a broad-based defined contribution retirement plan that provides our employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code. We currently make matching contributions into the 401(k) plan on behalf of participants equal to the greater of (i) $5,000 per year or (ii) 2% of the participant’s salary up to the employee compensation limit set by the IRS. Participants are immediately and fully vested in their voluntary contributions and all matching contributions.
Our NEOs are also eligible to participate in our other broad-based employee benefit plans, including our medical, dental, vision, disability, and life insurance plans, in each case on the same basis as our employees generally.

Outstanding Equity Awards at December 31, 2024
The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2024.

	Option Awards(1)
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Daniel Ramot	2/19/2024	(2)(4)	5/1/2023	395,833	354,167	$15.71	2/18/2034
Daniel Ramot	9/10/2020	(2)(4)	5/1/2020	750,000	—	$7.48	9/9/2030
Daniel Ramot	6/19/2019	(3)(4)	5/15/2019	100,000	—	$8.10	6/18/2029
Clara Fain	2/19/2024	(3)(4)	1/1/2024	—	250,000	$15.71	2/18/2034
Clara Fain	7/1/2022	(3)(4)	7/1/2022	120,833	79,167	$13.15	6/30/2032
Clara Fain	9/10/2020	(3)(4)	5/1/2020	325,000	—	$7.48	9/9/2030
Clara Fain	6/19/2019	(3)(4)	5/15/2019	90,000	—	$8.10	6/18/2029
Clara Fain	6/27/2018	(3)(4)	12/1/2017	54,860	—	$6.57	6/26/2028
Clara Fain	11/10/2016	(3)(5)	5/9/2016	80,716	—	$3.73	5/8/2026
Erin H. Abrams	2/19/2024	(3)(4)	1/1/2024	—	75,000	$15.71	2/18/2034
Erin H. Abrams	7/1/2022	(3)(4)	7/1/2022	45,312	29,688	$13.15	6/30/2032
Erin H. Abrams	9/10/2020	(3)(4)	5/1/2020	60,000	—	$7.48	9/9/2030
Erin H. Abrams	6/19/2019	(3)(4)	5/15/2019	5,938	—	$8.10	6/18/2029
Erin H. Abrams	6/27/2018	(3)(4)	12/1/2017	417	—	$6.57	6/26/2028
______________
(1)All of the outstanding stock options were granted under the Current Equity Plans (as defined below) and represent options to purchase shares of our Class A common stock.
(2)Vests monthly at the rate of 1/36 of the shares of our Class A common stock underlying the stock option following the vesting commencement date, subject to continued service.
(3)25% of the shares of our Class A common stock underlying the stock option vest on the one-year anniversary of the vesting commencement date and the remaining 75% of the shares underlying the option vest in equal monthly installments over the subsequent three years, in each case subject to continued service.
(4)100% of the shares subject to the option will vest immediately if, within twelve (12) months after or within three (3) months prior to the consummation of a change in control, we terminate the optionee’s employment with the Company for any reason other than “cause” (as defined in the applicable stock option agreement).
(5)100% of the shares subject to the option will vest immediately if, within twelve (12) months after or within three (3) months prior to the consummation of a change in control, we terminate the optionee’s employment with the Company for any reason other than cause or the optionee terminates his or her employment for good reason (as defined in the optionee’s offer letter).
Director Compensation for 2024
During the year ended December 31, 2024, we did not provide any cash fees or other compensation to the non-employee members of our board of directors, including any option awards.
Although no new equity compensation was granted to our non-employee directors during 2024, directors continued to vest in previously granted awards, as applicable. The aggregate number of shares of Class A common stock subject to outstanding and unexercised option awards held by our directors as of December 31, 2024 (other than our NEOs whose information is set forth above under the table for Outstanding Equity Awards at December 31, 2024) was as follows:

Charles H. Rivkin	130,000
Sarah E. Smith	65,000

We anticipate that we will implement a director compensation program in connection with this offering. We will include a summary of the revised director compensation program in a subsequent prospectus filing once the terms are determined and finalized.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in “Executive and Director Compensation,” this section describes each transaction or series of related transactions since January 1, 2022 and each currently proposed transaction in which:
•we are, were or will be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.
Founder Share Exchange Agreement and Equity Award Exchange Agreement
To facilitate the Founder Share Exchange, we will enter into the Founder Share Exchange Agreement pursuant to which                 shares of our Class A common stock held by Daniel Ramot, our Chairman and Chief Executive Officer, will automatically be exchanged for an equivalent number of shares of Class B common stock prior to the completion of this offering.
In addition, following the completion of this offering, and pursuant to the Equity Award Exchange Agreement, Mr. Ramot shall have a right (but not an obligation) to exchange any shares of Class A common stock received by Mr. Ramot upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. This right applies only to shares of Class A common stock received by Mr. Ramot upon the exercise of options to purchase shares of Class A common stock that were granted prior to the effectiveness of our New Charter. As of                 , 2025, there were                shares of our Class A common stock issuable upon the exercise of options held by Mr. Ramot (without regard to vesting status). All of these shares of Class A common stock could be exchanged, following vesting and exercise, for an equivalent number of shares of our Class B common stock.
We have agreed to reimburse Mr. Ramot for certain expenses incurred by him in connection with the negotiation of the Founder Share Exchange Agreement, the Equity Award Exchange Agreement, and other aspects of our capital structure and governance arrangements following the completion of this offering.
Preferred Stock Issuances
Series G-1 Preferred Stock
In February 2023, we issued an aggregate of 2,525,739 shares of Series G-1 preferred stock to certain related persons, in the amounts set forth in the table below:

Name	Series G-1 Preferred Stock	Aggregate Purchase Price
		($ in thousands)
Entities affiliated with 83North	663,066	$30,174.61
Entities affiliated with Pitango	54,934	$2,499.92
Exor N.V.	439,486	$19,999.99
Exor Warrant
In February 2023, we issued and sold to Exor N.V., a beneficial owner of more than 5% of our capital stock, an aggregate of 862,941 shares of Series E preferred stock for aggregate gross proceeds of approximately $30.0 million in connection with Exor N.V.’s exercise of a warrant previously issued in April 2020 (the “Exor Warrant”).

In January 2025, we issued and sold to Exor N.V. an additional 575,295 shares of Series E preferred stock for aggregate gross proceeds of approximately $20.0 million in connection with Exor N.V.’s exercise of the Exor Warrant. As of January 2025, the Exor Warrant is no longer outstanding and no shares of Series E preferred stock may be issued thereunder.
Voting Agreement
We are party to an Amended and Restated Voting Agreement, dated as of February 3, 2023 (the “Voting Agreement”), with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class of our capital stock. Pursuant to the Voting Agreement, prior to the completion of this offering, certain of our stockholders had the right to designate individuals satisfying certain criteria (including, in certain cases, the condition that such individuals have expertise in a field of value to us) to serve on our board of directors. Certain of our directors were designated to serve on our board of directors pursuant to these rights. Arnon Dinur was designated to serve on our board of directors by 83North, Nechemia Peres was designated to serve on our board of directors by Pitango, Charles H. Rivkin was designated to serve on our board of directors by Pitango (though he is not affiliated with Pitango), and Noam Ohana was designated to serve on our board of directors by Exor. The Voting Agreement will terminate automatically upon the completion of this offering.
Investors’ Rights Agreement
We are party to an Amended and Restated Investors’ Rights Agreement, dated as of February 3, 2023 (the “Investors’ Rights Agreement”), pursuant to which we have granted to certain of our stockholders, including certain beneficial owners of more than 5% of a class of our capital stock, customary stockholder rights including information rights and preemptive rights. These rights will terminate automatically upon or immediately prior to the completion of this offering. The Investors’ Rights Agreement also provides certain of our stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class of our capital stock, with certain rights with respect to the registration of their shares of Class A common stock. Prior to the completion of this offering, we intend to terminate these rights and enter into a new agreement that provides similar registration rights. For a description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”
Right of First Refusal
We are party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of February 3, 2023 (the “ROFR Agreement”), with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of a class of our capital stock. The ROFR Agreement will terminate automatically upon the completion of this offering. Pursuant to the ROFR Agreement and other agreements between us and certain holders of our capital stock, we have a right to purchase shares of our capital stock which certain holders of our capital stock propose to sell to third parties. From time to time, we have waived our right of first refusal with respect to transactions in which our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock were the holders proposing to sell and/or the third parties proposing to purchase.
Indemnification Agreements
Our New Charter and New Bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitation on Liability and Indemnification.”

Our Policy Regarding Related Party Transactions
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on NYSE. This policy will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has, or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of                , 2025, both before and after giving effect to the completion of this offering, by:
•each person or group of affiliated persons known by us to own beneficially more than 5% of our Class A common stock or Class B common stock;
•each of our directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
The amounts and percentages of our common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities, except as noted below.
Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding and to be beneficially owned by such person for the purposes of computing the ownership and percentage ownership of such person, but are not deemed to be outstanding for purposes of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. Our calculation of beneficial ownership before the completion of this offering is based on                  shares of our Class A common stock outstanding,                 shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of                 , 2025, after giving effect to (i) the Existing Preferred Stock Conversion, (ii) the Note Conversion, (iii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, (iv) the Share Reclassification, and (v) the Founder Share Exchange.
With respect to the                shares of Class A common stock that Daniel Ramot, our Chairman and Chief Executive Officer, has the right to acquire within 60 days upon the exercise of stock options, we have assumed the full exchange of such shares of Class A common stock for an equivalent number of shares of Class B common stock pursuant to the Equity Award Exchange Agreement. Although each outstanding share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock, the beneficial ownership of our Class A common stock set forth below excludes the shares of our Class A common stock issuable upon conversion of outstanding shares of our Class B common stock.
The information set forth below regarding the beneficial ownership for each of our principal stockholders has been furnished by such stockholders. Unless otherwise indicated, the business address of each of our directors, named executive officers and principal stockholders listed below is c/o 114 5th Ave, 17th Floor, New York, NY, 10011.

	Number of Shares Beneficially Owned				Percentage of Shares Beneficially Owned (%)				Percentage of Total Voting Power†
	Before this Offering		After this Offering		Before this Offering		After this Offering
Name of Beneficial Owner	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock
Directors and Named Executive Officers
Daniel Ramot (1)
Arnon Dinur (2)
William Nix (3)
Noam Ohana (4)
Nechemia Peres (5)
Charles H. Rivkin (6)
Sarah E. Smith (7)
Clara Fain(8)
Erin H. Abrams(9)
All executive officers and directors as a group (9 persons)
Principal Stockholders
Entities affiliated with Exor (10)
Entities affiliated with 83North (11)
Kelvin Investments Limited(12)
Entities affiliated with Pitango (13)
_______________
*Denotes less than 1.0% of beneficial ownership.
†Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class, after giving effect to the completion of this offering. Shares of our Class A common stock entitle the holder to one vote per share, shares of our Class B common stock entitle the holder to                votes per share and shares of our Class C common stock entitle the holder to no votes.
(1)Represents                shares of our Class B common stock held by Daniel Ramot and                shares of our Class B common stock over which Daniel Ramot has the right to acquire voting or investment power within 60 days of                , 2025 upon the exercise of stock options for shares of Class A common stock and the exchange of such shares of Class A common stock for shares of Class B common stock pursuant to the Equity Award Exchange Agreement.
(2)Consists of shares held by the entities affiliated with 83North identified in footnote 11 below.
(3)Represents                shares of our Class A common stock held by Downeast Capital Management, LLC and                shares of our Class A common stock held by Millstein Technology Partners, LLC. William Nix is a managing member of Downeast Capital Management, LLC and a partner at Millstein Technology Partners, LLC, and he exercises voting or investment power over such shares held by each entity.
(4)Represents                 shares of our Class A common stock held by Noam Ohana,                 shares of our Class A common stock held by Nativ Growth LLC,                 shares of our Class A common stock held by Nativ Growth II LLC,                  shares of our Class A common stock held by Nativ Continuity LLC – Investment Series 1, and                 shares of our Class A common stock held by Atid Growth, LLC. Noam Ohana is the                 of each of the foregoing entities and exercises voting or investment power over such shares.
(5)Consists of shares held by the entities affiliated with Pitango identified in footnote 13 below.
(6)Represents                shares of our Class A common stock over which Charles H. Rivkin has the right to acquire voting or investment power within 60 days of                , 2025 upon the exercise of stock options and                 shares of our Class A common stock held by Rivkin/Tolson 2000 Trust. Mr. Rivkin is the Trustee of the Rivkin/Tolson 2000 Trust and exercises voting or investment power over such shares.

(7)Represents                shares of our Class A common stock over which Sarah E. Smith has the right to acquire voting or investment power within 60 days of                , 2025 upon the exercise of stock options.
(8)Represents                 shares of our Class A common stock held by Clara Fain and                 shares of our Class A common stock over which Clara Fain has the right to acquire voting or investment power within 60 days of                 , 2025 upon the exercise of stock options.
(9)Represents                 shares of our Class A common stock held by Erin H. Abrams and                 shares of our Class A common stock over which Erin H. Abrams has the right to acquire voting or investment power within 60 days of                 , 2025 upon the exercise of stock options.
(10)Represents                shares of our Class A common stock held by Exor N.V. (“Exor”). Giovanni Agnelli B.V. holds 56.94% of the outstanding share capital and 85.27% of the voting power on outstanding capital of Exor, and may be deemed to be the beneficial owner of the shares of our Class A common stock held by Exor on that basis. John Elkann is the Chief Executive Officer of Exor and Jeroen Preller is the Chairman of Giovanni Agnelli B.V. The other directors of Giovanni Agnelli B.V. are Andrea Agnelli, Benedetto Della Chiesa, Luca Ferrero de’ Gubernatis Ventimiglia, Filippo Luigi Scognamiglio Pasini, Niccolò Camerana, Alexandre Von Furstenberg and Johannes Casper Brouwer. The address of each of the foregoing is Gustav Mahlplein 25, Amsterdam, Netherlands 1082 MS.
(11)Represents                shares of our Class A common stock held by 83North II Limited Partnership (“83North II”),                  shares of our Class A common stock held by 83North FXV Limited Partnership (“83North FXV”),                 shares of our Class A common stock held by 83North FXV III Limited Partnership (“83North FXV III”) and                 shares of our Class A common stock held by 83North VII LP (“83North VII”). Each of 83North II Manager, Ltd. (“83North II Manager”), the ultimate general partner of 83North II, and 83North II G.P., L.P., the general partner of 83North II, have combined voting and investment power over the shares held by 83North II. Each of 83North 2019 Manager, Ltd., the ultimate general partner of 83North FXV, and 83North 2019 G.P. L.P., the general partner of 83North FXV, have combined voting and investment power over the shares held by 83North FXV. Each of 83North FXV Manager, Ltd. (“83North FXV Manager”), the ultimate general partner of 83North VII and 83North FXV III, and 83North FXV III G.P. L.P. (“83North GPLP”), the general partner of 83North FXV III and 83NorthVII, have combined voting and investment power over the shares held by 83North FXV III. Each of 83North II Manager, the ultimate general partner of 83North VII, and 83North FXV II GP LP, the general partner of 83North VII, have combined voting and investment power over the shares held by 83North VII. Arnon Dinur is the Partner of each of the foregoing entities and exercises voting and investment power over the shares held by each of the foregoing entities. The address of each of the foregoing entities is 121 Menachem Begin Rd. Sarona Tower 59th Floor. Tel Aviv, Israel, 6701203, Israel.
(12)Represents               shares of our Class A common stock held by Kelvin Investments Limited (“Kelvin”). Each of Astora Holdings LTD, Correa Services LTD, Heatran LLC and Irina Demicheva, the shareholders of Kelvin, have combined voting power and investment power over the shares held by Kelvin. Irina Demicheva, Iryna Bezrodny and Parnaoz Gumberidze are the ultimate beneficial owners of shares held by Astora Holdings LTD, Correa Services LTD and Heatran LLC, respectively. The address of Kelvin is Unit 2505-6, 25/F, Strand 50, 50 Bonham Strand, Sheung Wan, HK.
(13)Represents                shares of our Class A common stock held by Pitango Growth Fund I, L.P.,                shares of our Class A common stock held by Pitango Growth Fund II, L.P.,                shares of our Class A common stock held by Pitango Growth Principals Fund I, L.P.,                shares of our Class A common stock held by Pitango Growth Principals Fund II, L.P.,                shares of our Class A common stock held by Pitango Venture Capital Fund VI, L.P.,                shares of our Class A common stock held by Pitango Venture Capital Fund VI-A, L.P.,                shares of our Class A common stock held by Pitango Venture Capital Principals Fund VI, L.P.,                shares of our Class A common stock held by Pitango Continuation Fund 2021, L.P., and                 shares of our Class A common stock held by Pitango Principals Continuation Fund 2021, L.P. Nechemia Peres is the Partner of each of the the General Partners of each of foregoing entities and, together with the other Partners, indirectly via the General Partner’s power over said entities, exercises voting and investment power over the shares held by each of the foregoing entities. The address of each of the foregoing entities is 11 HaMenofim St., Building B, Herzliya, Israel 46725.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock. We expect that our New Charter and New Bylaws will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our New Charter and New Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, after giving effect to the filing and effectiveness of our New Charter and the adoption of our New Bylaws, our authorized capital stock will consist of:
•                shares of Class A common stock, par value $0.00001 per share;
•                shares of Class B common stock, par value $0.00001 per share;
•                shares of Class C common stock, par value $0.00001 per share; and
•                shares of preferred stock, par value $0.00001 per share.
After giving effect to the Existing Preferred Stock Conversion, the Note Conversion, the Share Reclassification and the Founder Share Exchange, as of                , 2025, there were                 shares of our Class A common stock outstanding held by                stockholders of record,                  shares of our Class B common stock outstanding, held by                 stockholders of record, no shares of our Class C common stock outstanding, and no shares of our preferred stock outstanding. We have no current plans to issue any shares of Class C common stock. Pursuant to our New Charter, our board of directors will have the authority, without stockholder approval, to issue additional shares of our capital stock.
Common Stock
We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting, conversion, and transfer rights.
Voting Rights
Shares of our Class A common stock entitle the holder to one vote, shares of our Class B common stock entitle the holder to                votes, and shares of our Class C common stock entitle the holder to no voting rights. The holders of our Class A common stock and the holders of our Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our New Charter. Delaware law could require holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our New Charter in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our New Charter will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting power can elect all of the directors then standing for election. Our New Charter will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Conversion and Transfer
Each outstanding share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our New Charter. In the event of the death or disability of Mr. Ramot, all shares of Class B common stock will automatically convert to Class A common stock. Once converted into Class A common stock, the Class B common stock may not be reissued.
Each outstanding share of Class C common stock will convert automatically into one share of Class A common stock following the conversion of all outstanding shares of our Class B common stock into shares of Class A common stock.
Dividends
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock, Class B common stock, and Class C common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy” for additional information.
Liquidation
In the event of our liquidation, dissolution, or winding-up, and upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock, Class B common stock, and Class C common stock.
No Preemptive or Similar Rights
Holders of shares of our common stock do not have preemptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-assessable
All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.
Preferred Stock
Under the terms of our New Charter, our board of directors will have the authority, without stockholder approval except as required by the listing standards of NYSE or applicable law, to issue shares of preferred stock in one or more series. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock.
Choice of Forum
Our New Charter will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees, or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees, or agents arising out of or relating to any provision of the DGCL or our New Charter or New Bylaws; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees, or agents governed by the internal affairs doctrine of the State of Delaware.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, our New Charter will provide that the federal district court will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, our New Charter will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Our New Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our New Charter may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our New Charter may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and our directors, officers, employees, and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
For more information on the risks associated with our choice of forum provision, see “Risk Factors—Risks Relating to this Offering and Ownership of our Class A Common Stock—Our New Charter will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.”
Anti-Takeover Provisions
Our New Charter and New Bylaws will contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Relating to this Offering and Ownership of our

Class A Common Stock—Delaware law and provisions in our New Charter and New Bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.”
Multi-class Stock
As described above in “—Common Stock—Voting rights,” our New Charter will provide for a multi-class common stock structure, which will provide holders of our Class B common stock with the ability to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of our outstanding common stock.
Stockholder Action and Special Meetings of Stockholders
Our New Charter will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our New Charter will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting stockholders from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our New Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our New Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Supermajority Requirements for Amendments of our New Charter and New Bylaws
Certain amendments to our New Charter and any amendment to our New Bylaws will require the approval of holders of 66 2/3% of the outstanding voting power of our capital stock.
Director Vacancies
Our New Charter and New Bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Classified Board
Our New Charter will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors” for additional information.
Directors Removable Only for Cause
Our New Charter will provide that stockholders may remove directors only for cause.

No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our New Charter does not provide for cumulative voting.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval. These additional shares may be used for, among other things, a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Section 203 of the DGCL
We will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:
•the business combination takes place more than three years after the interested stockholder became an “interested stockholder”;
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by our board of directors prior to the time that the stockholder became an interested stockholder;
•after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or
•on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
Limitation on Liability and Indemnification
Our New Charter will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:
•for any breach of the director’s duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•pursuant to Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.

Our New Bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing for indemnification of our directors and officers for claims based on acts or omissions in their capacities as directors or officers.
Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with our consent) of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to us, our directors, our officers or persons who control us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock will be             .
Listing
We intend to apply to list our Class A common stock on NYSE under the symbol “VIA.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Only a limited number of shares of Class A common stock will be available for sale immediately following the completion of this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon the completion of this offering,                shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be outstanding,                 shares of Class B common stock will be outstanding and no shares of Class C common stock will be outstanding. An additional                shares of Class A common stock will be issuable upon the exercise of outstanding warrants and vested stock options.
All of the shares of Class A common stock sold in this offering will be freely transferrable without restriction or registration under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.
The remaining shares of Class A common stock outstanding upon the completion of this offering, and any shares of Class A common stock issued upon conversion of our Class B common stock, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act, which are summarized below.
Lock-Up Agreements
See “Underwriting” for a description of the lock-up agreements applicable to our capital stock.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; and

•the average weekly trading volume of our Class A common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares of Class A common stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144, subject to the expiration of the lock-up agreements described above.
The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.
Registration Rights
The holders of approximately                shares of our outstanding Class A common stock (including                shares of our Class B common stock that are convertible into shares of our Class A common stock), or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Demand Registration Rights
At any time beginning                days after the completion of this offering, the holders of at least                 % of the registrable shares of Class A common stock (including shares of our Class B common stock that are convertible into shares of our Class A common stock) then outstanding can request that we register the offer and sale of their shares of Class A common stock. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least $                 million, net of any underwriting discounts or commissions. We are obligated to effect only                 such registrations.
Piggyback Registration Rights
After the completion of this offering, if we propose to file a registration statement (other than certain excluded registrations) to register the offer and sale of any shares of Class A common stock under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable shares of Class A common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their registrable shares of Class A common stock in such registration, subject to certain marketing and other limitations.
S-3 Registration Rights
If we are eligible to file a registration statement on Form S-3, the holders of at least         % of the registrable shares of Class A common stock (including shares of our Class B common stock that are convertible into shares of our Class A common stock) then outstanding may make a written request that we register the offer and sale of their shares of Class A common stock on a registration statement on Form S-3, so long as the request covers securities for which the anticipated aggregate public offering price is at least $                 million, net of any underwriting discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required

to effect a registration on Form S-3 if we have effected                  such registrations within the 12-month period preceding the date of the request.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our Class A common stock subject to outstanding stock options and the shares reserved for future issuance under our equity incentive plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that acquires such stock in this offering and that holds such stock as a capital asset (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of its individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold or receive our Class A common stock pursuant to the exercise of an employee stock option or otherwise as compensation, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment.
This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. There can be no assurance the Internal Revenue Service (“IRS”) or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our Class A common stock. This summary does not describe any U.S. state, local, or Non-U.S. income or other tax consequences (including estate, gift, and Medicare contribution tax consequences) of owning and disposing of our Class A common stock.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:
•An individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (a) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner in such entity will generally depend upon the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors as to the U.S. federal income tax consequences to them of an investment in our Class A common stock in their particular circumstances.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Distributions
As described in the section entitled “Dividend Policy,” we do not currently anticipate paying dividends on our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions on our Class A common stock will generally be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any such distributions in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock.
The gross amount of dividends paid to a Non-U.S. Holder with respect to our Class A common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty), unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). Subject to the discussion below under “—Foreign account tax compliance act (“FATCA”),” dividends effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI (or any appropriate successor or replacement form)). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner in which citizens and residents of the United States are subject to U.S. federal income tax. Corporate Non-U.S. Holders may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on their “effectively connected earnings and profits,” subject to certain adjustments.
An eligible Non-U.S. Holder may obtain a reduced rate of withholding under an applicable income tax treaty by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or, if such Non-U.S. Holder’s Class A common stock is held through certain foreign intermediaries or foreign partnerships, by satisfying the relevant certification requirements of applicable Treasury Regulations.
A Non-U.S. Holder eligible for a reduced rate of or exemption from U.S. federal withholding tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.
Sale, Exchange, or Other Taxable Disposition
A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange, or other taxable disposition of our Class A common stock unless
•the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case, the Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax and, in the case of corporate Non-U.S. Holders, may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will generally be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or
•we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held our Class A common stock and either (a) our Class A common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange, or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our Class A common stock at any time during the shorter of the two periods mentioned above. We believe we are not, have not been and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act (“FATCA”)
Certain rules may require withholding at a rate of 30% on dividends in respect of our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department.
Prospective investors should consult their tax advisors regarding the possible implications of FATCA tax on an investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC (the “Representative”) is the representative of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Allen & Company LLC
Wells Fargo Securities, LLC
Total
The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional                shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the Representative may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our shares of Class A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date that is                days after the date of this prospectus, except with the prior written consent of               . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between us and the Representative. Among the factors considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the shares of our Class A common stock on NYSE under the symbol “VIA.”
In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representative have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                . We have agreed to reimburse the underwriters for certain expenses relating to this offering in an amount not to exceed $                .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, Allen & Company LLC acted as placement agent for our Series G preferred stock financing.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of ours (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of Class A common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A common stock which has been approved by in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Class A common stock may be made to the public in that Relevant State at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
•in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:
(a)it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)in the case of any shares of Class A common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representative has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters, and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ordinary shares in the offer.
United Kingdom
This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom (the “U.K.); or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the U.K.to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the U.K.. Any person in the U.K. that is not a Relevant Person should not act or rely on this prospectus or any of its contents.
No Class A common stock has been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the Class A common stock which has been approved by the Financial Conduct Authority, except that offers of Class A common stock may be made to the public in the U.K. at any time:
•to any legal entity which is a “qualified investor” as defined under Article 2 of the U.K. Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
•at any time in other circumstances falling within Section 86 of the FSMA, provided that no such offer of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the U.K. who acquires any Class A common stock in the offering or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.
Israel
The shares of Class A common stock offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such shares of Class A common stock been registered for sale in Israel. The shares of Class A common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals, or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares of Class A common stock being offered.
This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the shares of Class A common stock may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Canada
The Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities, or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares of Class A common stock may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The shares to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the shares. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of the shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The financial statements of Via Transportation, Inc. as of December 31, 2023 and 2024, and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the shares of our Class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.
Upon the completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at www.ridewithvia.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

VIA TRANSPORTATION, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Via Transportation, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Via Transportation, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
New York, New York
April 15, 2025
We have served as the Company’s auditor since 2021.

VIA TRANSPORTATION, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(In thousands, except share and per share amounts)

	2023	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$71,737	$77,905
Accounts receivable—net of allowance of $345 in 2023 and $127 in 2024	59,401	73,760
Prepaid expenses and other current assets	11,578	11,537
Total current assets	142,716	163,202
NONCURRENT ASSETS:
Restricted cash and cash equivalents	1,864	1,084
Property and equipment—net	10,341	11,189
Operating lease right-of-use assets	16,917	15,193
Deferred tax assets	623	401
Intangible assets—net	32,313	26,324
Goodwill	161,824	160,134
Other noncurrent assets	1,346	1,242
Total noncurrent assets	225,228	215,567
TOTAL ASSETS	$367,944	$378,769

See notes to consolidated financial statements.	(Continued)

VIA TRANSPORTATION, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(In thousands, except share and per share amounts)

	2023	2024
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$6,851	$3,915
Accrued expenses and other current liabilities	18,142	19,345
Operating lease liabilities	6,882	8,307
Deferred revenue	22,229	22,644
Insurance payables	10,308	12,186
Accrued compensation and benefits	11,173	10,152
Total current liabilities	75,585	76,549
NONCURRENT LIABILITIES:
Operating lease liabilities	10,947	7,264
Line of credit	—	35,000
Convertible notes	—	32,035
Derivatives liability	2,720	18,819
Deferred revenue	2,202	1,899
Total noncurrent liabilities	15,869	95,017
Total liabilities	91,454	171,566
COMMITMENTS AND CONTINGENCIES (Note 12)
CONVERTIBLE PREFERRED STOCK, $0.00001 PAR VALUE—Authorized, 59,669,221 shares as of December 31, 2023 and 2024; issued and outstanding 56,054,893 as of December 31, 2023 and 2024; aggregate liquidation preference of $1,202,631 as of December 31, 2023 and 2024	1,195,058	1,195,058
STOCKHOLDERS’ DEFICIT:
Common stock, $0.00001 par value—authorized, 82,000,000 shares as of December 31, 2023 and 2024; issued and outstanding 12,418,131 and 12,711,902 shares as of December 31, 2023 and 2024, respectively
Additional paid-in capital	85,393	109,447
Accumulated other comprehensive income (loss)	1,205	(1,584)
Accumulated deficit	(1,004,674)	(1,094,955)
Total stockholders’ deficit attributable to Via	(918,076)	(987,092)
Noncontrolling interest	(492)	(763)
Total stockholders’ deficit	(918,568)	(987,855)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$367,944	$378,769

See notes to consolidated financial statements.	(Concluded)

VIA TRANSPORTATION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(In thousands)

	2023	2024
REVENUE	$248,854	$337,630
COST OF REVENUE	149,446	206,790
GROSS PROFIT	99,408	130,840
OPERATING EXPENSES:
Research and development	95,833	88,987
Sales and marketing	53,799	55,484
General and administrative	64,231	70,265
Total operating expenses	213,863	214,736
OPERATING LOSS	(114,455)	(83,896)
INTEREST INCOME (EXPENSE)—Net	2,946	(2,096)
OTHER INCOME (EXPENSE)—Net	(3,640)	(2,670)
LOSS BEFORE PROVISION FOR INCOME TAXES	(115,149)	(88,662)
PROVISION FOR INCOME TAXES	(1,815)	(1,890)
NET LOSS	(116,964)	(90,552)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(278)	(271)
NET LOSS ATTRIBUTABLE TO VIA	$(116,686)	$(90,281)
NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—BASIC AND DILUTED	$(9.60)	$(7.21)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS—BASIC AND DILUTED	12,155,670	12,525,706
See notes to consolidated financial statements.

VIA TRANSPORTATION, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(In thousands)

	2023	2024
NET LOSS	$(116,964)	$(90,552)
OTHER COMPREHENSIVE INCOME (LOSS)—Foreign currency translation adjustments	4,986	(2,789)
COMPREHENSIVE LOSS—Including noncontrolling interest	(111,978)	(93,341)
COMPREHENSIVE LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(278)	(271)
COMPREHENSIVE LOSS ATTRIBUTABLE TO VIA	$(111,700)	$(93,070)
See notes to consolidated financial statements.

VIA TRANSPORTATION, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interest	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2023	52,661,248	$1,052,844	11,811,900	$—	$67,364	$(3,781)	$(887,988)	$(214)	$(824,619)
Exercise of options	—	—	511,172	—	3,576	—	—	—	3,576
Stock-based compensation	4,965	166	—	—	12,960	—	—	—	12,960
Issuance of common stock for acquisitions	—	—	95,059	—	1,493	—	—	—	1,493
Issuance of Series G-1 convertible preferred stock for acquisitions	747,261	31,831	—	—	—	—	—	—	—
Proceeds from issuance of Series E convertible preferred stock upon exercise of warrants	862,941	30,000	—	—	—	—	—	—	—
Reclassification of warrants liability to Series E convertible preferred stock upon exercise	—	1,234	—	—	—	—	—	—	—
Allocation of proceeds from issuance of Series E convertible preferred stock to warrants liability	—	(1,833)	—	—	—	—	—	—	—
Proceeds from issuance of Series G-1 convertible preferred stock	1,778,478	80,816	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	4,986	—	—	4,986
Net loss	—	—	—	—	—	—	(116,686)	(278)	(116,964)
BALANCE—December 31, 2023	56,054,893	1,195,058	12,418,131	—	85,393	1,205	(1,004,674)	(492)	(918,568)
Exercise of options	—	—	293,771	—	2,828	—	—	—	2,828
Stock-based compensation	—	—	—	—	21,226	—	—	—	21,226
Other comprehensive loss	—	—	—	—	—	(2,789)	—	—	(2,789)
Net loss	—	—	—	—	—	—	(90,281)	(271)	(90,552)
BALANCE—December 31, 2024	56,054,893	$1,195,058	12,711,902	$—	$109,447	$(1,584)	$(1,094,955)	$(763)	$(987,855)
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(In thousands)

	2023	2024
OPERATING ACTIVITIES:
Net loss	$(116,964)	$(90,552)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,020	9,126
Stock-based compensation	13,126	21,226
Provision for deferred taxes	167	222
Noncash operating lease expense	4,573	6,073
Revaluation of warrants liability	1,738	4,500
Revaluation of convertible notes embedded derivative feature	—	370
Amortization of convertible notes discount	—	814
Changes in operating assets and liabilities—net of effects of businesses acquired:
Accounts receivable	(14,383)	(15,554)
Prepaid expenses and other assets	316	(68)
Accounts payable	2,228	(2,709)
Accrued expenses and other current liabilities	(592)	1,552
Operating lease liabilities	(3,183)	(6,521)
Deferred revenue	11,371	596
Accrued compensation and benefits	(308)	(914)
Insurance payables	1,273	1,877
Net cash used in operating activities	(92,618)	(69,962)
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,517)	(1,079)
Capitalized internal-use software	(2,285)	(3,372)
Acquisitions—net of cash acquired	(38,527)	—
Net cash used in investing activities	(43,329)	(4,451)
FINANCING ACTIVITIES:
Proceeds from issuance of Series E convertible preferred stock upon exercise of warrants	30,000	—
Proceeds from issuance of Series G-1 convertible preferred stock—net	80,816	—
Proceeds from line of credit	—	40,000
Repayment of line of credit	—	(5,000)
Proceeds from issuance of convertible notes	—	42,500
Proceeds from exercise of stock options	3,576	2,828
Payment of issuance fees	(462)	(50)
Net cash provided by financing activities	113,930	80,278
EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS	2,247	(477)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS	(19,770)	5,388

	2023	2024
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS—Beginning of year	93,371	73,601
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS—End of year	$73,601	$78,989
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for acquisitions	$1,493	$—
Issuance of convertible preferred stock for acquisitions	$31,831	$—
Reclassification of warrants liability to convertible preferred stock upon exercise	$1,234	$—
Allocation of proceeds from issuance of convertible preferred stock to warrants liability	$(1,833)	$—
Allocation of proceeds from issuance of convertible notes to embedded derivative feature	$—	$(11,229)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$277	$2,790
Cash paid for taxes	$1,179	$1,500
See notes to consolidated financial statements

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
1.    ORGANIZATION AND DESCRIPTION OF BUSINESS
Via Transportation, Inc. (“Via” or the “Company”) was incorporated in the United States on May 29, 2012, under Delaware law. The Company builds innovative software and powers highly efficient operations that enable its customers to transform their legacy transportation systems into smart, data-driven, technology-enabled networks. Using Via’s software, customers achieve a greatly enhanced level of visibility and control over their operations, simultaneously lowering operating costs and delivering better transportation outcomes for riders.
Since Via’s founding in 2012, Via has built a suite of software and tech-enabled operational services designed to allow its customers—cities, transit agencies, transport operators, school districts, universities, and corporations—to manage every aspect of public transportation. Via offers solutions for end-to-end transit networks, transit planning and scheduling, microtransit, paratransit, school bus transportation and integrated trip planning. Via’s end to end hosted platform allows for the integration of multiple transportation modes into a single unified network.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Use of Estimates—The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments, and assumptions. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made.
These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates, judgments, and assumptions include, but are not limited to, revenue recognition, stock-based compensation, including the fair value of common stock underlying the Company’s equity awards, and the valuation of assets and liabilities acquired in business combinations. Actual results could differ from those estimates.
Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and cash equivalents, and accounts receivable.
The Company’s cash and cash equivalents and restricted cash and cash equivalents are primarily invested in major banks in the United States, Israel, and the European Union. Generally, these deposits may be redeemed upon demand. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation.
The Company is exposed to credit risk on its accounts receivable in the event of nonpayment from customers. The Company continually monitors the creditworthiness of its customer base in the normal course of business and generally does not require collateral.
As of December 31, 2023 and 2024, the Company had no significant off-balance-sheet concentrations of credit risk, such as foreign exchange contracts and option contracts.
Foreign Currency—The US dollar is the predominant currency of the economic environment in which the Company operates. For the Company and foreign subsidiaries where the US dollar is the functional currency, transaction gains and losses from remeasurement of monetary consolidated balance sheets items denominated in nondollar currencies are reflected in the consolidated statements of operations as other income (expense)—net. Nondollar transactions and balances have been remeasured to US dollars in accordance with Accounting Standards Codification (ASC) 830, Foreign Currency

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Matters. For foreign subsidiaries where the local currency is the functional currency, translation adjustments of foreign currency into US dollars are recorded as a separate component of accumulated other comprehensive income (loss). The Company recorded an aggregate transaction gain of $1.5 million for the year ended December 31, 2023 and an aggregate transaction loss of $0.3 million for the year ended December 31, 2024.
Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.
Noncontrolling interest represents the noncontrolling stockholders’ share in Via Mobility Japan K.K. (“Via Japan”). The interest held in Via Japan by the noncontrolling shareholders is presented in equity in the consolidated balance sheets separately from the equity attributable to the equity holders of the Company. The noncontrolling shareholders’ share of the total comprehensive loss of Via Japan is recorded as net loss attributable to noncontrolling interest in the consolidated statements of operations.
Segment Information— The Company is organized into one reportable segment, the Platform segment. In addition, the Company has one legacy operating segment (Legacy segment) that does not meet the thresholds to qualify as a reporting segment. The Legacy segment includes a legacy operational contract, which terminated in June 2024. See Note 18 for additional information.
Variable Interest Entities (VIEs)—The Company’s management evaluates its ownership, contractual, and other interests in entities to determine if it has a variable interest in an entity. These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical and prospective information, among other factors. If the Company determines that an entity for which it holds a contractual or ownership interest is a VIE and that it is the primary beneficiary, it consolidates such entity in the consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes in the interest or relationship with the entity impacts the determination of whether the Company is still the primary beneficiary. If the Company is not deemed to be the primary beneficiary in a VIE, it accounts for the investment or other variable interests in a VIE in accordance with applicable US GAAP.
Cash and Cash Equivalents—Cash and cash equivalents consist of cash held in checking and savings accounts and cash equivalents that are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.
Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents consist primarily of amounts held in restricted bank accounts as security for the Company’s lease agreements.
The reconciliation of cash and cash equivalents and restricted cash and cash equivalents to amounts presented in the consolidated statements of cash flows as of December 31, 2023 and 2024, are as follows in thousands):

	2023	2024
Cash and cash equivalents	$71,737	$77,905
Restricted cash and cash equivalents	1,864	1,084
Total cash, cash equivalents, and restricted cash and cash equivalents	$73,601	$78,989
Accounts Receivable and Allowance for Expected Credit Losses—Accounts receivable represent uncollected payments from customers.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The Company records an allowance for expected credit losses for accounts receivable that may never settle or be collected. The Company estimates the allowance on an individual basis using historical experience and expected macroeconomic conditions over the life of the receivable. Amounts are written off when determined to be uncollectible.
Property and Equipment—Property and equipment are stated at cost, net of accumulated depreciation. Repair and maintenance charges are expensed as incurred. Expenditures for major renewals or improvements, which extend the useful lives of existing property, plant, and equipment, are capitalized and depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Asset Class	Estimated Useful Life
Computers and peripheral equipment	3 years
Office furniture and equipment	5–15 years
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter
Capitalized internal-use software	5 years
Capitalized Internal-Use Software—The Company capitalizes certain qualified costs incurred in connection with the development of the Company’s software and related support systems. The Company evaluates the costs incurred during the application development stage to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post-implementation activities, including maintenance, are expensed as incurred. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful life of the software, not to exceed five years. Capitalized costs, less accumulated amortization, are included within property and equipment—net in the consolidated balance sheets.
The Company capitalized $2.3 million and $3.4 million of internal-use software costs for the years ended December 31, 2023 and 2024, respectively. Amortization of capitalized internal-use software included in cost of revenue was $1.5 million and $1.6 million for the years ended December 31, 2023 and 2024, respectively.
Leases—Leases are accounted for in accordance with ASC 842, Leases.
ASC 842 requires recognition of leases on the consolidated balance sheets as ROU assets and lease liabilities. ROU assets represent the Company’s right to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Lease classification is determined at commencement date. All of the Company’s leases are accounted for as operating leases and, therefore, there were no finance lease obligations as of December 31, 2024.
ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The period covered by a renewal option is included in the lease term when the Company has concluded they are reasonably certain to be exercised. As the implicit rate of the leases is not determinable, the Company uses its incremental borrowing rate in determining the present value of the lease payments. Variable lease payments for maintenance, property taxes, and other operating expenses are recognized as expense in the period in which the obligation for the payment is incurred. The operating lease expense associated with operating leases is recognized as a single lease cost on a straight-line basis over the lease term. The Company’s lease agreements do not contain terms and conditions of material restrictions, covenants, or residual value guarantees.
The Company has elected the practical expedient not to separate lease and nonlease components, as well as the short-term lease recognition exemption and will not recognize right-of-use (ROU) assets or lease liabilities for leases with a term less than 12 months.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Refer to Note 13 for more details on the Company’s operating leases.
Impairment of Long-Lived Assets—Long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2023 and 2024, no impairment losses have been identified.
Business Combinations—The Company accounts for its business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.
Goodwill and Intangible Assets—Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisition of entities accounted for using the purchase method of accounting are estimated by the Company based on the fair value of assets received. Intangible assets are amortized on a straight-line basis over the estimated useful lives, which range from 2 to 15 years.
Goodwill is not subject to amortization, but is tested for impairment on an annual basis on October 1, or whenever events or changes in circumstances indicate the carrying amount of the goodwill may not be recoverable. As part of the annual goodwill impairment test, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of its qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amounts, the quantitative impairment test will be required. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. There was no impairment of goodwill recorded in any of the periods presented in these consolidated financial statements.
Fair Value Measurements and Financial Instruments—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:
Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Level 3—Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities.
The Company’s primary financial instruments include cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, convertible notes (including embedded derivative feature) and warrants liability. The estimated fair value of cash equivalents, accounts receivable, and accounts payable approximates their carrying value due to the short-term maturities of these instruments. Refer to “Note 7—Fair Value Measurement” and “Note 11—Convertible Notes” for further information.
Convertible Notes—The Company entered into convertible note agreements in the fourth quarter of 2024. The Company evaluates embedded conversion and other features within convertible notes to determine whether any embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in the consolidated statements of operations. See “Note 11—Convertible Notes” for further information.
Warrants Liability—Warrants related to the Company’s convertible preferred stock are classified as a liability as the underlying securities are contingently redeemable upon the occurrence of events which are outside of the Company’s control. The warrants liability is subject to remeasurement at each consolidated balance sheet date and any change in fair value is recognized as a component of other income (expense)—net. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the closing of a qualifying initial public offering (IPO).
Revenue Recognition—In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Company applies the following five-step revenue recognition model in accounting for its revenue arrangements:
•Identification of the contract(s) with the customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when, or as, the Company satisfies a performance obligation.
Each of the Company’s significant performance obligations and the Company’s application of ASC 606 to its revenue arrangements is discussed in further detail below.
Revenue Arrangements—Customers purchase a subscription to the Company’s platform with recurring, volume-based fee arrangements. The subscription grants customers the right to access the Company’s platform which comprises the software (applications and features) in a cloud-based environment controlled by the Company and tech-enabled services either provided by third parties or by the Company (such as driver management services, customer support, and fleet management services). The following is a description of each of the Company’s primary subscription services:
•Software: Software services offer access to the Company’s software in a cloud-based environment controlled by the Company, which provides customers continuous access to one or more of the Company’s cloud-based software applications for the planning, optimization, and operation of transportation networks. The Company’s customers have continuous access to its software without any restrictions on volume of usage. The nature of the Company’s promise for these services is to stand ready to provide its customers with access to the software on a daily basis.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
•Driver Management: Driver management includes the provision of a network of available drivers for set daily hours consistent with the operating hours of the customer’s transportation services (e.g., from 7 a.m. to 7 p.m.). The Company is responsible for maintaining a pool of available drivers, which requires the Company to perform onboarding, training, scheduling, and assignment of drivers to transport passengers during the fixed service hours. The Company, at its discretion, subcontracts with third-party staffing agencies or contracts with independent contractor drivers to provide a pool of available drivers to meet its obligation to its customers. The nature of the Company’s promise for these services is to provide customers with a sufficient network of available drivers continuously during the applicable window to meet projected demand during that window.
•Fleet Management Services: Fleet management services include managing a network of available vehicles to be used for the customer’s transportation services. The Company is responsible for the coordination of arrangements between drivers and third-party vehicle providers, to arrange for drivers to lease vehicles that comply with our customers’ requirements. On a daily basis, the Company manages the availability of vehicles and the scheduling of vehicle assignments. The Company is also responsible for inspecting the vehicles to ensure proper maintenance and cleanliness, in accordance with its customer contracts. The nature of the Company’s promise for these services is managing the daily availability of a network of vehicles to be leased and used by drivers with whom the Company contracts in conjunction with driver management services.
•Customer Support: Customer support includes the provision of direct operational support for the Company’s deployments as well as telephone, email, and Web-based support for customers and end users (passengers) of customers’ transportation services. The nature of the Company’s promise for these services is to stand ready to provide support services on a daily basis.
The Company also provides certain other enabling services to customers, but to date these services have not comprised a material source of revenue.
For each of the Company’s separate subscription services, including both software and tech-enabled services, the Company either provides the customer continuous daily access to the service or stands ready to provide the service on a daily basis. While the specific activities performed by the Company may vary on a day-to-day basis, the Company’s promise to its customer (to provide access to the subscribed-for services) is the same each day. Because each day of providing these services is substantially the same, and the customer simultaneously receives and consumes the benefits of the services as they are provided, each of the Company’s subscription services are individually viewed as a separate series of distinct daily services comprising a single performance obligation.
The transaction price for subscription services is variable based on the customer’s volume, but may be subject to monthly contractual minimums. Revenue for the Company’s subscription services is recognized using a time-elapsed method based on the passage of each day of service, as this best depicts the Company’s performance in transferring each day of service to the customer. Revenue is recognized in the period in which the volume is used, as these fees relate specifically to the Company’s efforts to provide the service in that period and represent the amount that the Company is entitled to for providing the services. Allocating these volume based fees to the period in which the related activities are performed is consistent with the overall allocation objective in ASC 606.
Where the Company concurrently provides multiple distinct subscription services, the Company accounts for these services as if they were a single performance obligation, as they have the same pattern of transfer to the customer (i.e., the passage of each day of service) and the volume-based fees to be allocated to the specific period of service are readily determinable as of the end of each month, and therefore, the outcome is the same as accounting for the services as individual performance obligations.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The Company also derives revenue from professional services primarily related to distinct prelaunch implementation support activities, project management, consulting services, and other offerings. These services are provided on either a time-and-materials or fixed-fee basis. Professional services are recognized as distinct performance obligations as they represent services that customers can engage others to perform. Revenue from professional services are recognized on a proportional performance output-method basis as the services are rendered, as the customers benefit from the professional services as they are being performed.
Customers are generally invoiced for access to the Company’s services monthly in arrears with payment due within 30 to 60 days of the invoice date.
Remaining Performance Obligations (RPOs)—The aggregate amount of transaction price allocated to the RPOs represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
For subscription services, the amount of the transaction price to be allocated to RPO includes variable revenue which is calculated based on the estimated contract value stipulated in the contract. This estimated contract value is calculated based on an anticipated number of driver hours and service hours to be delivered over the contract’s stipulated term, multiplied by the contractual driver hour and service hour rates, respectively. Actual revenues may be lower than estimates due to various factors such as changes in operational assumptions (e.g. number of driver hours). For contracts subject to early cancellation provisions, the transaction price subject to cancellation is excluded from RPO.
Significant Judgments—The Company’s contracts with customers can include multiple promises to transfer goods or services to the customer. Determining whether promises are distinct performance obligations that should be accounted for separately—or not distinct within the context of the contract and, thus, accounted for together—requires significant judgment.
The Company’s contracts typically involve various administrative tasks to set up the contract to enable the customer to benefit from the service. Determining whether activities required to fulfill a contract are promised services to the customer, rather than administrative tasks/setup activities, require judgment based on the specific nature of the activities. In concluding whether contract activities represent promised services to the customer, the Company considers the nature of the activities being performed, including whether they provide incremental benefit to the customer on a stand-alone basis and whether another party could provide the services. In instances where the Company concludes the activities represent setup activities, they are accounted for on a combined basis with the cloud-based software and are recognized over the term of the contract commencing at the date the customer has the ability to access and benefit from the cloud-based software service.
Principal versus Agent Considerations—The Company evaluates the presentation of revenue on a gross versus net basis based on whether the Company acts as a principal or agent for the services provided to its customers. The Company acts as a principal and recognizes revenue on a gross basis when the Company controls the services provided to the customer.
In instances where the Company utilizes third parties in the delivery of services to customers, management evaluates whether the Company controls the services provided to customers based on indicators of control. These indicators include:
•Whether the Company is primarily responsible for the delivery of the service to the customer;
•Whether the Company has inventory and pricing risk associated with the services; and
•Whether the Company has discretion in the pricing of the services.
The Company generally recognizes revenue for these services on a gross basis, as the Company controls these services prior to them being transferred to customers (who are cities, transit agencies,

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
transport operators, school districts, universities, and corporations rather than the riders utilizing the related transportation operations of customers).
The primary instance in which the Company utilizes third parties is in the delivery of driver management services where the Company is responsible for maintaining a network of available drivers for customers. For certain customers, the Company provides these services through the use of third-party staffing agencies or by entering into separate agreements with independent contractor drivers. In these instances, the Company has concluded that it controls the services before they are provided to the customer based on the following considerations:
•The Company is primarily responsible to maintain the network of drivers;
•The Company determines the specific routes to be completed by the driver including assignment of the driver to specific end users and the routing of each ride;
•The Company is responsible for the quality of services and for providing remedies to the customer in the event of any service issues;
•Drivers are in contractual privity with the Company (or its subsidiaries or subcontractors), not with the Company’s customers;
•The Company determines the price to be paid to the driver independently of any pricing arrangements with the Company’s customer. As a result, the Company is exposed to pricing risk;
•The Company is obligated to pay its drivers for hours driven, irrespective of whether the Company is paid by its customer;
•In the event of the termination of a subcontractor arrangement or an independent contractor agreement, the Company remains responsible for the promise to the customer to provide a network of available drivers and would engage another subcontractor or contract directly with independent contractor drivers to satisfy that responsibility, incurring pricing risk; and
•The Company’s obligation is satisfied only when it maintains and provides the network of available drivers over time rather than when it fulfills each individual ride. This is because the end users (not the customer) determine when rides are needed, and the Company’s obligation is limited to having enough drivers available to satisfy anticipated end user demand within the requirements of the contract.
Costs to Obtain Contracts—Sales commissions are capitalized as costs of obtaining a contract when they are incremental and they are expected to be recovered. The Company applies judgment in estimating the amortization period, by taking into consideration customer contract terms, history of renewals, and expected length of customer relationship, as well as useful life of the underlying technology and products. When capitalizing commissions, amortization of sales commission expenses is included in sales and marketing expenses in the accompanying consolidated statements of operations.
Cost of Revenue—Cost of revenue consists of the cost of providing certain tech-enabled services to customers such as driver management, fleet management services, and customer support related costs. Cost of revenue also includes personnel costs for the Company’s field operational teams, as well as third-party cloud hosting services, allocated overhead, amortization of capitalized internal-use software, and other direct costs.
Research and Development—Research and development costs relate primarily to compensation costs, including stock-based compensation, for employees in engineering, product development and design and data science. Research and development costs are expensed as incurred, unless they qualify as capitalized internal-use software development costs.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Sales and Marketing—Sales and marketing expenses primarily consist of personnel-related compensation costs, advertising expenses, and marketing partnerships with third parties. Sales and marketing costs are expensed as incurred, unless they qualify as capitalized costs to obtain contracts. Advertising expenses were $4.6 million and $5.2 million for the years ended December 31, 2023 and 2024, respectively.
General and Administrative—General and administrative expenses include salaries, stock-based compensation expenses, and benefits for employees in the Company’s finance and accounting, legal, human resources, information systems, operations management and other administrative functions. It also includes customer support costs as well as other general expenses (including professional fees and insurance expenses).
401(k) Plan and Other Postemployment Plans—The Company has adopted a 401(k) plan for eligible US employees under the provisions of Section 401(k) of the Internal Revenue Code (IRC or the “Code”). Participants may elect to contribute up to the maximum amount allowable under the IRC.
The Company, at its discretion, makes matching contributions equal to the greater of 2% of the participant’s compensation or $5,000. For the years ended December 31, 2023 and 2024, the Company made 401(k) plan contributions of $1.5 million and $1.6 million, respectively.
The Company also contributes to government-sponsored postemployment plans for its non-US employees where required by local laws. Funding requirements for programs required by local laws are determined on an individual country and plan basis and are subject to local country practices and market circumstances.
Stock-Based Compensation—The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation, which requires the use of an option valuation model to measure the fair value of options at the date of grant. The value of the awards that vest is recognized as an expense over the requisite service period in the Company’s consolidated statements of operations.
The Company recognizes compensation expense for the value of its awards based on the straight-line method over the requisite service period of each of the awards. Forfeitures are accounted for when they occur. The aggregate amount of compensation expense that is recognized as of any date is at least equal to the grant-date fair value of the vested portion of the award on that date.
The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model (OPM) for the years ended December 31, 2023 and 2024, based on the assumptions noted in the following table:

	2023	2024
Dividend yield (a)%		—%
Expected volatility (b)	60%	60%
Risk-free interest rate (c)	4.3%	4.3 - 4.4%
Expected life (d)	6.25 years	6.25 years
Fair value of common stock (e)	$15.71	$19.82
______________
(a)The Company has historically not paid dividends and has no foreseeable plans to pay dividends on any class of its common stock.
(b)Since the Company is not traded on any stock exchange market, quoted prices of the Company’s common stock are unavailable. In accordance with ASC 718, due to insufficient or no historical data for the Company, the expected volatility determination was based on similar companies’ stock volatility.
(c)The risk-free interest rate is based on the yield from US federal reserve rates with an equivalent term.
(d)The expected option term represents the period that the Company’s stock options are expected to be outstanding. The Company has elected to estimate the expected term as the midpoint between the requisite service period and the contractual term as permitted by ASC 718-10-30-20A.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(e)Because there is no public market for the Company’s common stock, the board of directors, with the assistance of a third-party valuation specialist, determined the common stock fair value based on generally accepted valuation methodologies for the common stock of a privately held company using a market approach with a guideline publicly traded company method. The valuation considered both an IPO scenario on a fully diluted basis and a Going Concern scenario using a Black-Scholes OPM allocation.
Income Taxes—The Company is subject to income taxes in the United States and multiple foreign jurisdictions. The Company records a provision for income taxes using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.
The Company recognizes tax benefits from uncertain tax positions only if the Company believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company continuously reviews issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on its financial condition and results of operations. The provision for income taxes includes the effects of any reserves that management believes are appropriate, as well as the related interest and penalties. Management determined there were no uncertain tax positions at December 31, 2023 and 2024, that would more likely than not be subject to tax by the IRS or other tax authorities.
Net Loss Per Share Attributable to Common Stockholders—Basic loss per share is calculated by dividing the net loss attributable to the Company by the weighted-average number of shares of common stock outstanding for the period.
The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. The Company uses the if-converted method for calculating any potential dilutive effect on diluted net loss per share from its convertible instruments. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are anti-dilutive.
Insurance Payables—The Company utilizes third-party insurance and self-insurance programs to insure costs, including auto liability related to both bodily injury and physical damage, and uninsured and underinsured motorists up to a certain dollar retention limit. The recorded self-insurance reserves reflect the estimated cost for claims incurred but not paid and claims that have been incurred but not yet reported. The estimate of the Company’s self-insured ultimate obligation utilizes assumptions based on the Company’s historical claim and loss experience, combined with relevant industry claim and loss development factors. To limit exposure to some risks, the Company maintains additional insurance with per-claim and per-incident coverage subject to deductibles, as well as an umbrella policy. The Company cannot predict whether this insurance will be adequate to cover all potential hazards incidental to its business. Reserves are periodically reviewed and adjusted as necessary as experience develops or new information becomes known. However, if an incident results in a claim in excess of the limits of the Company’s umbrella policy coverage, the impact could be material to the Company’s financial position, results of operations, or cash flows. For the years ended December 31, 2023 and 2024, the Company recorded expenses related to insurance claims of $4.5 million and $2.7 million, respectively. Expenses

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
related to insurance claims are included within general and administrative expense in the consolidated statements of operations.
Loss Contingencies—The Company is involved in legal proceedings, claims, and regulatory, nonincome tax, or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss in the accompanying notes to consolidated financial statements.
The Company reviews the developments in its contingencies that could affect the amount of the provisions that have been previously recorded and the matters and related reasonably possible losses disclosed. The Company makes adjustments to provisions and changes to disclosures accordingly to reflect the impact of negotiations, settlements, rulings, insurance claims, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on the Company’s assessment of the facts and circumstances at each consolidated balance sheet date and are subject to change based on new information and future events.
The outcomes of litigation and other disputes are inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.
Recently Adopted Accounting Pronouncements—The following pronouncements were issued by the Financial Accounting Standards Board (FASB) and recently adopted by the Company.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. This update reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The Company adopted the new update effective January 1, 2024, using the modified retrospective method. The adoption of this new update did not have a material impact on the Company’s consolidated financial statements.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which intends to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company adopted the new update effective January 1, 2024. The adoption of this new update did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted—
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The ASU requires an entity to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, this ASU requires the disaggregation of the income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. This ASU is effective for the Company in the fiscal year beginning January 1, 2026. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires disaggregation, in tabular presentation, of certain income statement expenses into different categories, such as purchases of inventory, employee compensation, and depreciation. This ASU is effective for the Company in the fiscal year beginning January 1, 2027. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which is intended to improve the relevance and consistency in application of the induced conversion guidance. The ASU provides guidance about how to determine whether a settlement of convertible debt (particularly, cash convertible instruments) at terms that differ from the original conversion terms should be accounted for as an induced conversion. This ASU is effective for the Company in the fiscal year beginning January 1, 2026. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
3.    ACQUISITIONS
Citymapper—On March 15, 2023, the Company acquired Citymapper, Limited (“Citymapper”), a United Kingdom-based journey planning app and transit technology company. The purpose of this acquisition was to expand the Company’s end-to-end platform.
The following table summarizes the acquisition-date fair value of the purchase price consideration (in thousands):

Cash paid	$40,114
Common stock (73,085 shares)	1,148
Series G-1 convertible preferred stock (747,261 shares)	31,831
Contingent consideration	849
Fair value of total purchase price consideration	$73,942
The fair value of the Common stock and Series G-1 convertible preferred stock was estimated based on a contemporaneous valuation performed by an independent valuation firm. The fair value estimate was based on generally acceptable valuation methodologies for the stock of a privately held company using a market approach with a guideline publicly traded company method. The valuation considered both an IPO scenario on a fully diluted basis and a Going Concern scenario using a Black-Scholes OPM allocation. The contingent consideration relates to pre-acquisition research and development tax credits receivable from United Kingdom tax authorities which Via received in 2024 and will remit to the sellers.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
In connection with the acquisition of Citymapper, the Company recognized identifiable assets and assumed liabilities based on their respective fair values at the acquisition date. The following table summarizes the fair value of the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$1,762
Accounts receivable	366
Prepaid expenses and other assets	1,776
Property and equipment	61
Identifiable intangible assets	18,899
Total identifiable assets acquired	22,864
Accounts payable	(119)
Accrued expenses and other current liabilities	(352)
Deferred revenue	(420)
Accrued compensation and benefits	(877)
Total liabilities assumed	(1,768)
Net assets acquired	21,096
Goodwill	52,846
Fair value of total consideration transferred	$73,942
Goodwill is attributable to (1) expected synergies and monetization opportunities from the expanded platform, (2) planned growth in new product verticals and markets expected to be achieved from the combined operations, and (3) intangible assets that do not qualify for separate recognition, including the existing workforce acquired through the acquisition. The Company expects that no goodwill from this acquisition will be deductible for income tax purposes.
The acquired intangible assets are primarily comprised of customer relationships with an estimated fair value of $9.5 million and an estimated useful life of 15 years. The acquired intangible assets also include Citymapper’s developed technology with an estimated fair value of $5.0 million and an estimated useful life of four years, and the Citymapper tradename with an estimated fair value of $4.5 million and an estimated useful life of ten years.
The amounts of revenue and earnings of Citymapper for the period from the acquisition date to December 31, 2024, were not material. Pro forma financial information has not been presented as the impact of pro forma adjustments is not material.
Acumen—On August 9, 2023, the Company acquired the assembled workforce of Acumen Labs Limited, an Israel-based software engineering platform. The purchase price of approximately $0.5 million was paid through the issuance of 21,974 shares of the Company’s common stock and $0.2 million in cash. This transaction was accounted for as an asset acquisition in accordance with ASC 805-50 as the acquired employment rights do not constitute a business. As a result of the transaction, the Company recognized an assembled workforce intangible asset of $0.5 million which will be amortized over two years.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
4.    GOODWILL AND INTANGIBLE ASSETS
The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024, were as follows (in thousands):

	2023	2024
Balance—beginning of year	$105,810	$161,824
Additions	52,846	—
Foreign currency translation and other adjustments	3,168	(1,690)
Balance—end of year	$161,824	$160,134
Intangible assets—net consisted of the following as of December 31, 2023 and 2024 (in thousands, except years):

2023	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	4–5	$11,580	$(5,430)	$6,150
Trade names	5	5,531	(839)	4,692
Customer relationships	12–15	25,157	(4,103)	21,054
Assembled workforce	2	520	(103)	417
Total intangible assets		$42,788	$(10,475)	$32,313

2024	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	4–5	$11,506	$(8,203)	$3,303
Trade names	5	5,464	(1,462)	4,002
Customer relationships	12–15	24,782	(5,920)	18,862
Assembled workforce	2	520	(363)	157
Total intangible assets		$42,272	$(15,948)	$26,324
For the years ended December 31, 2023 and 2024, the Company recorded amortization expense of $4.9 million and $5.6 million, respectively.
As of December 31, 2024, future amortization of intangible assets that will be recorded in cost of revenue and general and administrative expenses is estimated as follows (in thousands):

Years Ending December 31,	Amortization
2025	$4,419
2026	3,657
2027	2,607
2028	2,344
2029	2,344
Thereafter	10,953
Total remaining amortization	$26,324
5.    REVENUE
Contract Balances—The Company’s contract liabilities consist of deferred revenue. Deferred revenue include amounts received from customers, but not recognized as revenue as service has not yet been rendered.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
For the year ended December 31, 2023, the Company recognized revenues of $9.5 million that were included in deferred revenue as of December 31, 2022 and recognized $0.4 million of acquired deferred revenue as a result of the Citymapper acquisition discussed in Note 3 above. For the year ended December 31, 2024, the Company recognized revenues of $20.4 million that were included in deferred revenue as of December 31, 2023.
For the years ended December 31, 2023 and 2024, the amount of revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods was immaterial.
RPO as of December 31, 2024, was $268.0 million, of which approximately 67% and 16% is expected to be recognized as revenue in the years ending December 31, 2025 and 2026, respectively, and the remainder thereafter.
The Company had no material obligations related to refunds or warranties as of December 31, 2024.
Revenue by Geography—Revenue by geography is based on where the service was provided. The following table sets forth revenue by geographic area for the years ended December 31, 2023 and 2024 (in thousands):

	2023	2024
Revenue by geographic area:
United States	$167,558	$221,003
Germany	43,815	78,527
All other countries	37,481	38,100
Total	$248,854	$337,630
With the exception of the United States and Germany, no country had revenue in any period presented greater than 10% of total consolidated revenue.
Revenue by Customer Type—The following table sets forth revenue disaggregated by end-customer type between government entities (which include cities, transit agencies, and school districts) and commercial entities for the years ended December 31, 2023 and 2024 (in thousands):

	2023	2024
Revenue by customer type:
Government	$222,266	$311,039
Commercial	26,588	26,591
Total	$248,854	$337,630
The Company had no customers that accounted for greater than 10% of consolidated revenue in the years ended December 31, 2023 and 2024.
Capitalized Commissions—As of December 31, 2023 and 2024, capitalized commissions of $0.9 million and $0.9 million, respectively, are included in prepaid expenses and other current assets in the consolidated balance sheets. As of December 31, 2023 and 2024, the noncurrent portion of capitalized commissions of $0.8 million and $0.9 million, respectively, is included in other noncurrent assets in the consolidated balance sheets. Amortization of sales commission expenses included in sales and marketing was $3.1 million and $2.7 million for the years ended December 31, 2023 and 2024, respectively.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
6.    OTHER INCOME (EXPENSE)
The following table presents the components of other income (expense) for the years ended December 31, 2023 and 2024 (in thousands):

	2023	2024
Revaluation of warrants liability	$(1,738)	$(4,500)
Revaluation of convertible notes embedded derivative feature	—	(370)
Employee retention credit	—	1,857
Foreign currency transaction loss	(1,528)	326
Other	(374)	17
Total other income (expense)	$(3,640)	$(2,670)
7.    FAIR VALUE MEASUREMENT
The following tables present the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis and indicates the fair value hierarchy of the valuation as of December 31, 2023 and 2024 (in thousands):

2023	Level 1	Level 2	Level 3	Total
Assets
Restricted cash equivalent—certificates of deposit	$—	$392	$—	$392
Total	$—	$392	$—	$392
Liabilities
Derivatives liability
Warrants liability	$—	$—	$2,720	$2,720
Total	$—	$—	$2,720	$2,720

2024	Level 1	Level 2	Level 3	Total
Liabilities
Derivatives liability
Warrants liability	$—	$—	$7,220	$7,220
Convertible notes embedded derivative feature	—	—	11,599	11,599
Total	$—	$—	$18,819	$18,819
Warrants liability—During the year ended December 31, 2020, the Company issued warrants to purchase 1,574,005 shares of the Company’s Series E convertible preferred stock at an exercise price of $34.76 per share.
The warrants liability is marked to market each reporting period with the change in fair value recorded to other income (expense) in the consolidated statements of operations until the warrants are exercised, expire, or other facts and circumstances lead the warrants liability to be reclassified to stockholders’ deficit. The fair value of the warrants was estimated based on a contemporaneous valuation performed by an independent valuation firm. The fair value estimate was based on generally acceptable valuation methodologies for the stock of a privately held company using a market approach with a guideline publicly traded company method. The valuation considered both an IPO scenario on a fully diluted basis and a going concern scenario using a Monte Carlo simulation analysis.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
On February 2, 2023, the warrants were partially exercised. Upon exercise, the Company issued 862,941 shares of Series E convertible preferred stock for total consideration of $30.0 million. In conjunction with this transaction, the Company agreed to modify the terms of 575,295 Series E convertible preferred stock warrants remaining outstanding subsequent to the above exercise, by extending the expiration date to February 3, 2025. As this extension was completed in conjunction with the partial exercise of warrants, the Company has allocated the $1.8 million of incremental fair value of the warrants resulting from the extension as a discount to the carrying value of the Series E convertible preferred stock issued.
The significant assumptions used in valuing the warrants liability as of December 31, 2024, include (i) volatility of 50%, (ii) risk-free interest rate of 4.25%, (iii) strike price of $34.76, (iv) fair value of Series E convertible preferred stock of $33.75—$55.55, and (v) expected term of two years. The significant assumptions used in valuing the warrants liability as of December 31, 2023, include (i) volatility of 60%, (ii) risk-free interest rate of 4.23%, (iii) strike price of $34.76, (iv) fair value of Series E convertible preferred stock of $31.66—$32.91, and (v) expected term of two years.
The following table sets forth a summary of the changes in the estimated fair value of the Company’s warrants liability for the years ended December 31, 2023 and 2024 (in thousands):

	2023	2024
Balance—beginning of period	$383	$2,720
Fair value of warrants exercised	(1,234)	—
Allocation of proceeds from issuance of Series E preferred stock to warrants liability	1,833	—
Change in fair value during the period, recognized in other income (expense)—net	1,738	4,500
Balance—end of period	$2,720	$7,220
Convertible notes embedded derivative feature—The convertible notes issued during the fourth quarter of 2024 have conversion and other features, which were determined to be an embedded derivative requiring bifurcation and separate accounting.
The embedded derivative feature is marked to market each reporting period with the change in fair value recorded to other income (expense) in the consolidated statements of operations until the convertible notes are converted or redeemed. The fair value of the embedded derivative feature was estimated based on a contemporaneous valuation performed by an independent valuation firm. The fair value of the derivative was determined based on a hybrid approach that incorporated both an income approach that identified the expected cash flows of the embedded features and a Monte-Carlo simulation of the expected proceeds in the event of certain contingent future events (including an IPO). The significant assumptions used in valuing the embedded derivative feature as of December 31, 2024, include (i) estimated redemption value of the convertible notes of $65.6 million to $135.8 million, (ii) discount rate of 4.37% to 30.25%, and (iii) expected term of 0.8 to 4.8 years.
The following table sets forth a summary of the changes in the estimated fair value of the embedded derivative feature during the year ended December 31, 2024 (in thousands):

Balance—January 1, 2024	$—
Fair value recognized on issuance of convertible notes	11,229
Change in fair value during the period, recognized in other income (expense)—net	370
Balance—December 31, 2024	$11,599
The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2023 and 2024.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
8.    PROPERTY AND EQUIPMENT
Property and equipment—net as of December 31, 2023 and 2024, consisted of the following (in thousands):

	2023	2024
Office furniture and equipment	$1,535	$1,655
Computers and software	6,756	6,917
Leasehold improvements	1,377	1,098
Capitalized internal-use software	10,946	14,319
Total	20,614	23,989
Less accumulated depreciation and amortization	(10,273)	(12,800)
Property and equipment—net	$10,341	$11,189
Depreciation and amortization expense of property and equipment for the years ended December 31, 2023 and 2024, amounted to $3.1 million and $3.5 million, respectively.
9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities as of December 31, 2023 and 2024, consisted of the following (in thousands):

	2023	2024
Accrued expenses	$15,826	$17,843
Accrued taxes	2,316	1,502
	$18,142	$19,345
10.    LINE OF CREDIT AGREEMENT
In April 2023, the Company entered into amended and restated terms for a credit agreement (the “Credit Agreement”) with Wells Fargo Bank, HSBC, and the other lenders party thereto. The Credit Agreement provides a revolving line of credit of up to $100 million, including a letter of credit subfacility in the aggregate amount of $20 million, and a swingline subfacility in the aggregate amount of $5 million. The Company also has the option to request an incremental facility of up to an additional $25 million from one or more of the lenders under the Credit Agreement. The Credit Agreement has a maturity date of April 26, 2026.
Under the terms of the Credit Agreement, the Company can elect for revolving loans to be either Base Rate Loans or SOFR Loans. Base Rate Loans incur interest at the highest of (a) the Prime Rate plus 1.75%, (b) the Federal Funds rate plus 2.25%, and (c) the secured overnight financing rate (“SOFR”) for a tenor of one month plus 2.85%. SOFR Loans incur interest at SOFR for a tenor comparable to the applicable interest period plus 2.85%. The Company is charged a commitment fee of 0.325% for committed but unused amounts.
On February 20, 2024, the Company drew down $40.0 million on the revolving line of credit as a SOFR loan. As of December 31, 2024, borrowings of $35 million remained outstanding. For the year-ended December 31, 2024, the Company recognized interest expense of $2.7 million in relation to the revolving line of credit.
The Company had letters of credit outstanding under the letter of credit subfacility of $5.4 million as of December 31, 2023. The Company had letters of credit outstanding and committed under the letter of credit subfacility of $8.0 million and $4.1 million, respectively, as of December 31, 2024.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
As of December 31, 2024, the Company had $52.9 million in available borrowings under the Credit Agreement.
The Credit Agreement contains customary representations and warranties, certain financial and nonfinancial covenants, and certain limitations on liens and indebtedness. The financial covenants include a requirement to maintain minimum liquidity of $50 million, plus 50% of any principal amounts funded under the incremental facility. Additionally, the Company is required to meet certain revenue targets. As of December 31, 2024, the Company was in compliance with all financial covenants.
11.    CONVERTIBLE NOTES
During October and December 2024, the Company executed convertible note agreements with certain lenders for an aggregate principal amount and net proceeds of $42.5 million. The notes have an annual interest rate of 8% in the first year, 9% in the second year, 11% in the third year, 13% in the fourth year and 15% in the fifth year, compounded annually. Interest begins accruing on the date that the respective lender’s funds are received and is payable quarterly in arrears starting on the third anniversary of the respective funding date. The notes mature on the fifth anniversary of the respective funding date.
The terms of the convertible notes include certain conversion and other features, the principal of which are as follows:
Conversion upon an IPO
Upon the occurrence of an IPO (excluding a SPAC IPO) the outstanding principal balance of the note and all accrued and unpaid interest shall automatically convert into the Company’s common stock at a price per share equal to the lesser of (i) a 30% discount to the IPO price per share and (ii) an amount obtained by dividing $4.0 billion by the fully diluted capitalization of the Company.
Conversion or repayment upon a preferred financing
Upon a preferred financing event with gross proceeds of greater than $100 million the outstanding principal balance of the note and all accrued and unpaid interest shall, at the election of lender either be (i) converted into shares of the preferred stock issued in such preferred financing at a discount of 30% to the issuance price per share, or (ii) repaid to lender.
Repayment upon a change of control transaction
Upon the occurrence of a change of control transaction, the lender shall be entitled to receive an amount equal to the greater of, (i) the amount payable on the number of shares of most senior preferred equal to the outstanding principal amount of the note and all accrued and unpaid interest divided by a price per share equal to a 30% discount to the price paid in the change of control transaction or, (ii) 1.75 times the outstanding principal amount of the note.
Voluntary conversion at maturity
If the note has not been converted on or prior to maturity, the outstanding principal amount of the note and all accrued and unpaid interest shall, at the election of the lender, either be (i) converted into shares of the Company’s most senior class of preferred stock prior to the date of conversion at a price per share equal to the lowest price per share received by the Company for the most senior preferred, or (ii) repaid to the lender.
The Company evaluated the features of the convertible notes and concluded that multiple features met all the embedded derivative criteria in ASC 815, Derivatives and Hedging, and therefore, should be bifurcated from the notes and accounted for on a bundled basis as a single compound embedded derivative feature.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The embedded derivative feature was recorded at the fair value on the respective dates of issuance. The fair value of the embedded derivative feature was remeasured as of December 31, 2024 and the change in the fair value subsequent to issuance of $0.4 million was recorded in other income (expense).
The following table presents the carrying value of the Company’s convertible notes as of December 31, 2024 (in thousands):

Principal value	$42,500
Unamortized discount	(10,465)
$32,035
The contractual interest expense amounted to $0.5 million for the year-ended December 31, 2024. The amortization of the discount related to the issuance date fair value of the embedded derivative feature amounted to $0.8 million for the year ended December 31, 2024, and was recorded as part of interest expense in the consolidated statements of operations under the effective interest rate method. The unamortized discount will be amortized over a weighted average remaining period of 4.9 years. The effective interest rate on the convertible notes was 17.3% for the year ended December 31, 2024.
12.    COMMITMENTS AND CONTINGENCIES
Letters of Credit—The Company is required to maintain letters of credit to meet the requirements of various lease agreements and customer contracts entered into by the Company. The Company had outstanding and committed letters of credit of $5.7 million and $12.3 million as of December 31, 2023 and 2024, respectively.
Legal Contingencies—The Company records an estimated liability related to its various claims and legal actions, such as personal injury or independent contractor classification and labor litigation, arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. The outcomes of the Company’s legal proceedings are inherently unpredictable and subject to significant uncertainties. For some matters for which a material loss is reasonably possible, an estimate of the amount of loss or range of losses is not possible nor is the Company able to estimate the loss or range of losses that could potentially result from the application of nonmonetary remedies. Until the final resolution of legal matters, there may be an exposure to a material loss in excess of the amount recorded.
13.    LEASES
The Company leases facilities under noncancelable operating leases with various expiration dates through 2028.
Rent expense for operating leases was $6.3 million and $8.9 million for the years ended December 31, 2023 and 2024, respectively. The components of operating lease expense for the years ended December 31, 2023 and 2024, are shown in the table below (in thousands):

	2023	2024
Operating lease expense	$5,446	$7,735
Short-term lease expense	418	852
Variable lease expense	452	279
Total	$6,316	$8,866
Rental income was immaterial for the years ended December 31, 2023 and 2024.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Supplemental cash flow information and noncash activity related to the Company’s operating leases for the years ended December 31, 2023 and 2024, were as follows (in thousands):

	2023	2024
Cash paid for amounts included in the measurement of operating lease liabilities	$3,851	$8,096
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$17,254	$4,608
Weighted-average remaining lease term and discount rate for the Company’s operating leases as of December 31, 2023 and 2024, were as follows:

	2023	2024
Weighted-average remaining lease term (years)	3.4	2.7
Weighted-average discount rate	9.1%	8.3%
The Company’s future commitments as of December 31, 2024, are as follows (in thousands):

Years Ending December 31,	Operating Leases
2025	$8,381
2026	5,252
2027	2,204
2028	1,189
2029	99
Total lease payments	17,125
Less imputed interest	(1,554)
Lease liability—at present value	$15,571
14.    CONVERTIBLE PREFERRED STOCK
The authorized, issued, and outstanding shares; issue price and conversion price per share; aggregate liquidation preference; and carrying value of the Company’s convertible preferred stock as of December 31, 2023 and 2024, were as follows (in thousands, except for share and per share data):

Series	Shares Authorized	Shares Issued and Outstanding	Issue Price per Share	Conversion Price per Share	Liquidation Preference	Carrying Value
Series A	6,546,322	6,546,322	$1.97	$1.97	$12,928	$11,657
Series B	6,110,013	6,110,013	4.39	4.39	26,815	26,750
Series C	9,409,496	9,409,496	10.73	10.73	100,995	100,881
Series D	13,104,433	13,104,433	20.49	20.49	268,548	264,606
Series E	15,043,996	14,048,794	34.76	34.76	488,404	489,993
Series F	1,453,442	1,453,442	41.28	41.28	60,000	59,851
Series G	2,856,659	2,856,654	45.51	45.51	130,000	128,673
Series G-1	5,144,860	2,525,739	45.51	45.51	114,941	112,647
Total	59,669,221	56,054,893			$1,202,631	$1,195,058
The characteristics of the convertible preferred stock are as follows:
Voting—The holders of the convertible preferred stock have one vote for each share of common stock into which the shares of convertible preferred stock may be converted.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Dividends—The holders of convertible preferred stock are entitled to receive noncumulative dividends, when, as, and if declared by the board of directors, in proportion to the original purchase price of such shares of convertible preferred stock. As of December 31, 2024, no dividends have been declared or paid.
Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding shares of convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, a liquidation preference in an amount per share of convertible preferred stock equal to the amount disclosed in the above table under the heading “Issue Price per Share” with respect to such series of convertible preferred stock, in each case as adjusted for stock splits, stock dividends, and recapitalizations, plus all declared, but unpaid dividends on such shares.
If the Company does not have enough assets and funds legally available for distribution to meet this requirement with respect to a given series of convertible preferred stock, all of the Company’s assets and funds available shall be distributed ratably among the holders of such series of convertible preferred stock in proportion to the amount per share each such holder is otherwise entitled to receive with respect to shares of such series of convertible preferred stock, prior and in preference to any distribution of any of the assets of the Company to the holders of any earlier series of convertible preferred stock (except that the Company’s assets and funds available shall be distributed ratably among the holders of shares of Series B convertible preferred stock and Series C convertible preferred stock in proportion to the amount per share each such holder is otherwise entitled to receive with respect to shares of such series of convertible preferred stock as though both were of a single series).
Unless stockholders representing a majority of the then outstanding convertible preferred stock, voting together as a single series on an as-converted basis elect otherwise, a “Liquidation Event” is defined to include (i) any liquidation, dissolution, or winding up of the Company; (ii) the merger or consolidation of the Company in which the holders of capital stock of the Company outstanding immediately prior to such merger or consolidation do not continue to represent immediately following such merger or consolidation at least 50%, by voting power, of the outstanding capital stock of the resulting or surviving entity; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the Company’s assets or intellectual property (other than to a wholly owned subsidiary of the Company). Additionally, a waiver of any Liquidation Event being treated as such would require the approval of stockholders representing at least 60% of the then outstanding Series E convertible preferred stock in the event that such Liquidation Event would not result in the holders of the Series E convertible preferred stock receiving proceeds of at least $34.76 per share. The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within the Company’s control. The Company does not adjust the carrying values of the convertible preferred stock to its deemed liquidation values since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
Conversion—Each share of convertible preferred stock is convertible, at the option of the holder, into common stock as determined by dividing the issue price per share by the conversion price per share in effect at the time of conversion. The initial conversion price per share of each series of convertible preferred stock is equal to its respective issue price per share, as indicated in the table above. The initial conversion price per share for each series of convertible preferred stock is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s certificate of incorporation.
The convertible preferred stock will be automatically converted into common stock at the applicable conversion rate immediately upon the earlier of (1) the closing of a firm commitment underwritten IPO in which the aggregate gross proceeds to the Company are at least $100 million, and the price per share is not less than $59.16 per share (subject to adjustment for any recapitalizations) and (2) the date, or the occurrence of an event, specified by written consent or agreement of the holders of at least a majority of

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
the outstanding shares of convertible preferred stock voting together as a single series, on an as converted to common stock basis (provided that the approval of certain series of convertible preferred stock must be obtained to automatically convert such series).
As of December 31, 2023 and 2024, 56,054,893 shares of common stock would have been required to be issued assuming conversion of all of the issued and outstanding shares of convertible preferred stock.
Redemption—No shares of convertible preferred stock are unilaterally redeemable by either the stockholders or the Company; however, the Company’s certificate of incorporation provides that upon any liquidation event such shares shall be entitled to receive the applicable liquidation preference.
15.    STOCKHOLDERS’ DEFICIT
Common Stock—Shares of the common stock of $0.00001 par value each of the Company confer on their holders voting rights, rights to receive dividends, rights to receive a distribution of assets upon liquidation, and certain other rights as described in the Company’s certificate of incorporation and under applicable law.
Equity Award Plans—On May 29, 2012, the board of directors of the Company adopted the Via Transportation, Inc. Employees and Non-Employees Share Incentive Plan (“2012 Plan”). The plan provides for the grant of up to 7,221,889 options to purchase common stock of the Company to employees and nonemployees of the Company and its subsidiaries. As of December 31, 2023 and 2024, 121,017 and 228,942 options, respectively, were available for future grant under the 2012 Plan.
On June 13, 2018, the board of directors of the Company adopted the Via Transportation, Inc. Employees and Non-Employees Share Incentive Plan (“2018 Plan”). The plan provides for the grant of up to 7,339,713 options to purchase ordinary shares of the Company to employees and nonemployees of the Company and its subsidiaries. As of December 31, 2023 and 2024, 266,097 and 84,862 options, respectively, were available for future grants under the 2018 Plan.
Options granted under the 2012 Plan and 2018 Plan expire 10 years from the date of grant, unless otherwise determined in the award agreement. The options generally vest over a period of four years, unless otherwise decided by the Company’s board of directors.
The following is a summary of the Company’s stock option activity:

	Number of Options	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—December 31, 2022	8,461,199	$11.28	7.61	$30,165
Granted	1,084,792	15.71
Exercised	(511,172)	7.00
Forfeited	(407,511)	17.42
Expired	(106,245)	19.04
Outstanding—December 31, 2023	8,521,063	11.71	7.00	42,300
Granted	3,021,875	16.44
Exercised	(293,771)	9.57
Forfeited	(295,763)	16.86
Expired	(152,477)	19.22
Outstanding—December 31, 2024	10,800,927	12.84	6.84	78,535
Exercisable—December 31, 2024	7,065,609

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 and 2024, was $9.52 and $12.01, respectively.
The total intrinsic value of stock options exercised for the years ended December 31, 2023 and 2024, was $4.3 million and $3.0 milliion, respectively.
The stock-based compensation expense recognized in the consolidated statements of operations for services received from employees and nonemployees for the years ended December 31, 2023 and 2024, is shown in the following table (in thousands):

	2023	2024
Cost of revenue	$185	$227
Research and development	4,959	6,583
Sales and marketing	3,134	4,023
General and administrative	4,848	10,393
Total	$13,126	$21,226
As of December 31, 2024, there was $35.4 million of unamortized stock-based compensation costs related to all unvested awards, which is expected to be recognized over a weighted-average period of approximately 2.5 years.
16.    INCOME TAXES
The US and foreign components of loss before provision for income taxes for the years ended December 31, 2023 and 2024, are as follows (in thousands):

	2023	2024
United States	$(101,535)	$(78,238)
Foreign	(13,614)	(10,424)
Loss before provision for income taxes	$(115,149)	$(88,662)
The components of the provision for income taxes for the years ended December 31, 2023 and 2024, are as follows (in thousands):

	2023	2024
Current:
Federal	$—	$—
State	148	169
Foreign	1,500	1,499
Total current tax expense	1,648	1,668
Deferred:
Federal	—	—
State	—	—
Foreign	167	222
Total deferred tax benefit	167	222
Total provision for income taxes	$1,815	$1,890

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2023 and 2024:

	2023	2024
Federal statutory income tax rate	21.0%	21.0%
State income tax expense	(0.1)	(0.2)
Foreign rate differential	0.6	0.9
Warrant revaluation	(0.3)	(1.1)
Stock-based compensation	(1.6)	(4.1)
Other nondeductible expenses	(0.9)	(1.7)
Valuation allowance	(20.7)	(18.2)
Other—net	0.4	1.3
Effective income tax rate	(1.6)%	(2.1)%
The components of deferred tax assets and liabilities as of December 31, 2023 and 2024, are as follows (in thousands):

	2023	2024
Deferred tax assets:
Net operating loss carryforwards	$257,789	$259,111
Accruals and reserves	2,664	2,810
Capitalized research and development costs	36,661	49,414
Stock-based compensation	2,906	3,559
Other	1,020	1,750
Total deferred tax assets	301,040	316,644
Less valuation allowance	(290,766)	(307,181)
Total deferred tax assets—net of valuation allowance	10,274	9,463
Deferred tax liabilities:
Intangibles	(8,249)	(6,844)
Other	(1,402)	(2,218)
Total deferred tax liabilities	(9,651)	(9,062)
Net deferred tax assets	$623	$401
Based on available evidence, management believes it is not more likely than not that the net deferred tax assets will be fully realizable. As such, the Company has recorded a valuation allowance against net deferred tax assets in all jurisdictions, except for jurisdictions where the Company has historically generated taxable income. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing taxable temporary differences, and tax planning strategies by jurisdiction. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed. The Company had a valuation allowance against net deferred tax assets of $290.8 million and $307.2 million as of December 31, 2023 and 2024, respectively. The valuation allowance changed by $35.5 million and $16.4 million during the years ended December 31, 2023 and 2024, respectively. For the years ended December 31, 2023 and 2024, the change in the valuation allowance was primarily attributable to an increase in the amount of net operating loss (NOL) carryforwards and research and development capitalization, which the Company does not expect to recover.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
As of December 31, 2024, the Company had US federal NOL carryforwards of $172.9 million that begin to expire in 2032 and $533.0 million that have an unlimited carryover period. As of December 31, 2024, the Company had US state preapportionment NOL carryforwards of $1.22 billion and post-apportionment NOL carryforwards of $1.06 billion that begin to expire in 2027. As of December 31, 2024, the Company had foreign NOL carryforwards of $4.7 million that begin to expire in 2030 and $202.0 million that have an unlimited carryover period.
As of December 31, 2024, the Company did not have any tax credit carryforwards.
Under Section 382 of the Internal Revenue Code, the Company’s ability to utilize NOL carryforwards or other tax attributes in any taxable year may be limited if it experiences an ownership change. The most recent formal Section 382 study was completed as of December 31, 2021, and concluded that the last ownership change for Section 382 purposes was in 2020. The Company has not completed any subsequent formal Section 382 study. As any limitation imposed by section 382 to a nonindefinite tax attribute would result in a corresponding offsetting change in the valuation allowance for U.S. federal and state purposes, no impact of the effective tax rate would be required.
The Company is subject to taxation in the US and various state and foreign jurisdictions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities to the extent utilized in a future period. As of December 31, 2024, due to the NOLs generated, all the years remain open to examination by the US federal, state and foreign tax authorities. There have been no examinations of the Company’s US federal and state income tax returns.
The Company has not provided US income or foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2023 and 2024, because it intends to permanently reinvest such earnings outside of the United States. If these foreign earnings were to be repatriated in the future, the related US tax liability will be immaterial, due to the participation exemption put in place under the 2017 Tax Cuts and Jobs Act.
The Company’s policy is to recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheets. As of and for the year ended December 31, 2024, the Company has not recognized any interest and penalties in its consolidated statements of operations, nor has it accrued for or made payments for interest and penalties. At December 31, 2024, the Company does not have any uncertain tax positions.
17.    NET LOSS PER SHARE
The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2023 and 2024 (in thousands, except share and per share amounts):

	2023	2024
Numerator:
Net loss	$(116,964)	$(90,552)
less: net loss attributable to non-controlling interests	(278)	(271)
Net loss attributable to common stockholders	$(116,686)	$(90,281)
Denominator:
Weighted-average common shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	12,155,670	12,525,706
Net loss per share:
Net loss per share attributable to common stockholders, basic and diluted	$(9.60)	$(7.21)

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions, which were not satisfied as of December 31, 2023 and 2024:

	2023	2024
Convertible preferred stock	56,054,893	56,054,893
Warrants to purchase Series E convertible preferred stock	575,295	575,295
Convertible notes	—	1,266,092
Stock options	8,521,063	10,800,927
Total	65,151,251	68,697,207
18.    SEGMENT INFORMATION
The Company is organized into one reportable segment, the Platform segment. In addition, the Company has one legacy operating segment (Legacy segment) that does not meet the thresholds to qualify as a reporting segment. The Legacy segment is solely comprised of one legacy operational contract, which terminated in June 2024.
The reportable segment was determined based on the manner in which the chief operating decision maker (“CODM”), Via’s chief executive officer, manages the Company’s operations for purposes of allocating resources and evaluating performance. Various factors, including the Company’s organizational and management reporting structure and the nature of the services provided to customers, were considered in determining these operating segments.
The CODM uses the Platform segment net loss to allocate resources (including employees and financial or capital resources) predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis when making decisions about allocating capital and personnel, evaluating product pricing and assessing performance.
The following tables provide information about the Company’s revenue and net loss by reportable segment (in thousands)

	2023	2024
Revenue
Total segment revenue (Platform)	$237,315	$330,841
Other (1)	11,539	6,789
Consolidated revenue	$248,854	$337,630
_______________
(1)Other revenue consists of revenue from a legacy operational contract in a former operating segment, which terminated in June 2024.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

Significant segment expenses	2023	2024
Platform revenue	$237,315	$330,841
Cost of revenue (1)	(138,457)	(201,171)
Research and development (1)	(95,833)	(88,987)
Sales and marketing	(53,662)	(55,421)
General and administrative (1)	(62,630)	(69,351)
Interest income	3,599	2,195
Interest expense	(653)	(4,291)
Provision for income taxes	(1,815)	(1,890)
Other segment items (2)	(3,640)	(2,670)
Platform net loss	$(115,776)	$(90,745)
_______________
(1)Includes depreciation and amortization expense as follows:

	2023	2024
Cost of revenue	$3,696	$4,037
Research and development	746	794
General and administrative	3,578	4,295
Total	$8,020	$9,126
(2)Other segment items are comprised of other income (loss) which consists primarily of non-cash losses relating to the change in the fair value of warrants to purchase convertible preferred stock, which were exercised in February 2025.

	2023	2024
Reconciliation of net loss
Platform net loss	$(115,776)	$(90,745)
Other net income (loss)	(1,188)	193
Consolidated net loss	$(116,964)	$(90,552)
The following table presents information about long-lived assets by geographic area as of December 31, 2023 and 2024 (in thousands):

	2023	2024
United States	$14,515	$13,441
All other countries	12,743	12,941
Total	$27,258	$26,382
Long-lived assets by geographic area are comprised of the Company’s property and equipment, net and operating lease right-of-use assets.
19.    SUBSEQUENT EVENTS
Subsequent events have been evaluated through April 15, 2025, which is the date that these consolidated financial statements were available to be issued.
Convertible notes issuance
During January and February 2025, convertible notes with consistent terms to those discussed in Note 11 were issued for total consideration of $7.5 million.

VIA TRANSPORTATION, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
Series E convertible preferred stock warrants exercise
On January 29, 2025, the remaining outstanding warrants to purchase Series E convertible preferred stock were exercised. Upon exercise, the Company issued 575,295 shares of Series E convertible preferred stock for total consideration of $20.0 million.
Line of credit agreement
On March 28, 2025, the Company entered into amended and restated terms for the Credit Agreement discussed in Note 10 (the “Amended Credit Agreement”). The Amended Credit Agreement increases the letter of credit subfacility from $20 million to $30 million and extends the maturity date of the agreement by two years until April 26, 2028.
******

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the offering and sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*
_______________
*To be provided by amendment
Item 14. Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
The Registrant’s amended and restated certificate of incorporation will provide that its directors will not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:
•for any breach of the director’s duty of loyalty to the Registrant or its stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•pursuant to Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.
The Registrant’s amended and restated bylaws will provide that the Registrant must indemnify its directors and officers to the fullest extent permitted by law. The Registrant will also be expressly authorized to advance certain expenses (including attorneys’ fees) to its directors and officers and carry directors’ and officers’ insurance providing for indemnification of its directors and officers for some liabilities.
Prior to the completion of this offering, the Registrant will enter into indemnification agreements with each of its directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with the Registrant’s consent) of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to the Registrant’s directors and officers and for reimbursement of such advanced expenses to the Registrant if it is found that such director or officer is not entitled to such indemnification under applicable law.
The Registrant will obtain a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant, its directors, its officers, or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Unregistered Securities
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2022. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
(a) Stock Options
Since January 1, 2022, the Registrant has granted to its employees and others options to purchase an aggregate of                shares of Class A common stock under its equity incentive plans at a weighted average price of $                per share.
Since January 1, 2022, the Registrant has issued and sold to its employees and others an aggregate of              shares of Class A common stock in connection with the exercise of options granted under its equity incentive plans at a weighted average exercise price of $        per share.
(b) Convertible Notes, Common Stock and Preferred Stock
In February 2023, the Registrant issued and sold an aggregate of 4,394,860 shares of Series G-1 preferred stock for aggregate gross proceeds of approximately $200.0 million.
In February 2023, the Registrant issued and sold to Exor N.V. an aggregate of 862,941 shares of Series E preferred stock for aggregate gross proceeds of approximately $30.0 million in connection with Exor N.V.’s exercise of a warrant previously issued in April 2020 (the “Exor Warrant”).
In 2024, the Registrant issued and sold an aggregate principal amount of $50.0 million of convertible notes. These convertible notes will automatically convert into an aggregate of               shares of Class A common stock immediately prior to the completion of this offering.
In January 2025, the Registrant issued and sold to Exor N.V. an additional 575,295 shares of Series E preferred stock in connection with Exor N.V.’s exercise of the Exor Warrant for aggregate gross proceeds of approximately $20.0 million.
(c) Strategic Transactions
In March 2023, in connection with the Registrant’s acquisition of Citymapper Ltd. (“Citymapper”), the Registrant issued to certain of Citymapper’s employees and shareholders 747,261 shares of Series G-1 preferred stock and 73,085 shares of common stock.

Item 16. Exhibits and Financial Statement Schedules
(a) Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b) Financial Statement Schedules
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
(c) Filing Fee
A table furnishing the calculation of filing fees paid for the securities being registered hereby is set forth in Exhibit 107 to this Registration Statement in the manner required by Item 601(b)(107) of Regulation S-K.
Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 INDEX TO EXHIBITS
The following exhibits are filed as part of this Registration Statement.

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Specimen Stock Certificate, evidencing the shares of Class A common stock of the Registrant.

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1*	Form of Indemnification Agreement, between the Registrant and each of its Directors and Executive Officers.

10.2*	Form of Registration Rights Agreement.

10.3†*	Via Transportation, Inc. 2012 Equity Incentive Plan, Israeli Sub-Plan, CSOP Sub-Plan and U.K. Sub-Plan.

10.4†*	Form of Stock Option Agreement under Via Transportation, Inc. 2012 Equity Incentive Plan.

10.5†*	Via Transportation, Inc. 2018 Equity Incentive Plan.

10.6†*	Form of Stock Option Agreement under Via Transportation, Inc. 2018 Equity Incentive Plan.

10.7†*	Via Transportation, Inc. 2025 Equity Incentive Plan.

10.8†*	Employment Agreement with Daniel Ramot.

10.9†*	Employment Agreement with Clara Fain.

10.10†*	Employment Agreement with Erin H. Abrams.

10.11*	Form of Founder Share Exchange Agreement between the Registrant and Daniel Ramot.

10.12*	Form of Equity Award Exchange Agreement, between the Registrant and Daniel Ramot.

10.13*
Amended and Restated Credit Agreement, dated as of April 26, 2023, by and among the Registrant, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, HSBC Ventures USA Inc. and the other lenders party thereto.

10.14*	First Amendment to Amended and Restated Credit Agreement, dated as of March 28, 2025, by and among the Registrant, Wells Fargo Bank, National Association and the other lenders party thereto.

21.1*	List of Subsidiaries.

23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

23.3*	Consent of Boston Consulting Group.

24.1*	Powers of Attorney (included in the signature pages to this Registration Statement).

107*	Filing Fee Disclosure and Payments Method.
_______________
*To be filed by amendment.
†Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on                 , 2025.

Via Transportation, Inc.

By:
Daniel Ramot
Chief Executive Officer
We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Daniel Ramot and Erin H. Abrams, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2025
Daniel Ramot

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2025
Clara Fain

	Director	, 2025
Arnon Dinur

	Director	, 2025
William Nix

	Director	, 2025
Noam Ohana

	Director	, 2025
Nechemia Peres

	Director	, 2025
Charles H. Rivkin

	Director	, 2025
Sarah E. Smith